June 27, 2023

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe C2 Exchange, Inc.***
Form 1 Amendment

Dear Mrs. Jackson:

On behalf of Cboe C2 Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits[1]:

- Exhibit A (updated to reflect the Exchange's Certificate of Incorporation and Bylaw information in accordance with SEC Rule 6a-2(d)(3));
- Exhibit B (updated to reflect location of the Exchange's current rulebook and information circulars in accordance with SEC Rule 6a-2(d)(3));
- Exhibit C (updated to reflect list of Directors and Committee Members);
- Exhibit D (updated to provide financial statements for the latest fiscal year for each subsidiary or affiliate of the Exchange);
- Exhibit I (updated to provide audited financial statements for the latest fiscal year for the Exchange);
- Exhibit J (updated to reflect any changes in names, titles, positions or term commencement dates and types of business of Officers and Directors);
- Exhibit K (included as part of annual submission but no changes as compared to Exhibit on file);
- Exhibit M (included as part of annual submission but no changes as compared to Exhibit on file);
- Exhibit N (updated to provide all securities listed on the exchange, securities admitted to unlisted privileges, exempt securities and all other securities traded on the Exchange

[1] This submission serves as the required annual submission of Exhibits A, B, C, D, I, J, K, M & N. See Attachement for a comprehensive list of updates to these Exhibits.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits A, B, C, D, I, J, K, M & N currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 8:00am on 06/27/23

Enclosure

Attachment

Summary of changes made to Exhibit A:

- See Exhibit for required materials

Summary of changes made to Exhibit B:

- See Exhibit for required materials

Summary of changes made to Exhibit C:

- Executive Committee and ROC Committee were updated for Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., and Cboe Exchange, Inc.

Summary of changes made to Exhibit D:

- Updated consolidated financial statements for each subsisiary or affiliate of the Exchange (as of 12/31/22)

Summary of changes made to Exhibit I:

- Updated audited financial statements of Cboe C2 Exchange, Inc. (as of 12/31/22)

Summary of changes made to Exhibit J:

- Executive Committee and ROC Committee were updated

Summary of changes made to Exhibit K:

- No changes since previous submission

Summary of changes made to Exhibit M:

- No change since previous submission

Summary of changes made to Exhibit N:

- Updated data as of 06/08/23

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **06/27/23**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe C2 Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60661

23007749

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Associate General Counsel, Cboe C2 Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:

The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/27/23 (MM/DD/YY) Cboe C2 Exchange, Inc. (Name of Applicant)

By: Kyle Murray [signature executed at 9:00am on 06/27/23] (Signature) Kyle Murray, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit A

Exhibit Request:

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Response:

Cboe C2 Exchange, Inc. (the "Exchange") is registered as a national securities exchange pursuant to Section 6(a) of the Securities Exchange Act of 1934. The following materials required by this Exhibit A are available on the "Cboe Corporate Documents and Rules" page of the Exchange's public website (http://markets.cboe.com/us/options/regulation/):

1. Certificate of Incorporation of Cboe C2 Exchange, Inc.

2. Amended and Restated By-Laws of Cboe C2 Exchange, Inc.

These documents are updated and accurate as of the dates of each document.

Exhibit B

Exhibit Request:

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Response:

1. The Rules of Cboe C2 Exchange, Inc. are available at https://www.cboe.com/us/options/regulation/ Rule filings and circulars are also available at this location. These documents are updated frequently and are accurate as of the respective dates on each document.

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. Cboe Services Company

1. *Name*: Cboe Services Company
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Cboe Services Company. Cboe Services Company is the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe Services Company is an intermediate holding company. Cboe Services Company is the intermediate holding company for Omicron Acquisition Corp., Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe Trading, Inc., and Cboe FX Holdings, LLC.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No change.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Cole Chmielewski (Vice President, Operations)
   - Jeff Connell (Vice President, Deputy Chief Regulatory Officer)
   - Brent Coonrod (Vice President, Software Engineering)
   - Stephanie Foley (Senior Vice President, Chief Human Resource Officer)
   - Chris Isaacson (Executive Vice President and Chief Operating Officer)
   - Emily Mitchell (Vice President, Tax)
   - Kyle Murray (Vice President, Associate General Counsel)
   - Hemang Patel (Vice President, Project Management)
   - J. Patrick Sexton (Secretary)
   - Steven Sinclair (Vice President, Software Engineering)
   - Allen Wilkinson (Vice President and Controller)

- Troy Yeazel (Senior Vice President, Operations)
- Heidi Zenger (VP, Internal Audit)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. Direct Edge LLC

1. *Name*: Direct Edge LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. Copy of existing by-laws or corresponding rules or instruments: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Cboe BZX Exchange, Inc.

1. *Name*: Cboe BZX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BZX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - Alexander Matturri
   - Kevin Murphy
   - Ananda Radhakrishnan
   - David Roscoe
   - Hillary Sale
   - Brian Schell
   - Scott Wagner

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Arianne Adams (SVP, Head of Options and Global Client Services)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Kristin Boyd (VP, Derivative Sales)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)

- Bo Chung (SVP, Global Head of Sales & Index Licensing)
- Catherine Clay (EVP, Information Solutions)
- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (SVP, Chief Human Resources Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Andrew Lowenthal (SVP, Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee

- Brian Schell (Chair)
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. Cboe BYX Exchange, Inc.

1. *Name*: Cboe BYX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner. Cboe BYX Exchange, Inc. is a wholly-owned subsidiary of Cboe Global Markets, Inc. that operates as a U.S. securities exchange.

5. *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - Alexander Matturri
   - Kevin Murphy
   - Ananda Radhakrishnan
   - David Roscoe
   - Hillary Sale
   - Brian Schell
   - Scott Wagner

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Arianne Adams (SVP, Head of Options and Global Client Services)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Kristin Boyd (VP, Derivative Sales)
   - Carmen Brannan (VP, Government Relations)

- Kevin Carrai (VP, Market Data and Access Services)
- Cole Chmielewski (Vice President, Operations)
- Bo Chung (SVP, Global Head of Sales & Index Licensing)
- Catherine Clay (EVP, Information Solutions)
- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (SVP, Chief Human Resources Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Andrew Lowenthal (SVP, Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)

- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Brian Schell (Chair)
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

E. Cboe EDGA Exchange, Inc.

1. *Name*: Cboe EDGA Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Securities Exchange Act of 1934

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - Alexander Matturri
   - Kevin Murphy
   - Ananda Radhakrishnan
   - David Roscoe
   - Hillary Sale
   - Brian Schell
   - Scott Wagner

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Arianne Adams (SVP, Head of Options and Global Client Services)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Kristin Boyd (VP, Derivative Sales)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)

- Cole Chmielewski (Vice President, Operations)
- Bo Chung (SVP, Global Head of Sales & Index Licensing)
- Catherine Clay (EVP, Information Solutions)
- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (SVP, Chief Human Resources Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Andrew Lowenthal (SVP, Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)

- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee

- Brian Schell (Chair)
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F. Cboe EDGX Exchange, Inc.

1. *Name*: Cboe EDGX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - Alexander Matturri
   - Kevin Murphy
   - Ananda Radhakrishnan
   - David Roscoe
   - Hillary Sale
   - Brian Schell
   - Scott Wagner

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Arianne Adams (SVP, Head of Options and Global Client Services)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Kristin Boyd (VP, Derivative Sales)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)

- Bo Chung (SVP, Global Head of Sales & Index Licensing)
- Catherine Clay (EVP, Information Solutions)
- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (SVP, Chief Human Resources Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Andrew Lowenthal (SVP, Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Brian Schell (Chair)
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. Cboe Exchange, Inc.

1. *Name*: Cboe Exchange, Inc.
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), February 8, 1972.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - Alexander Matturri
   - Kevin Murphy
   - Ananda Radhakrishnan
   - David Roscoe
   - Hillary Sale
   - Brian Schell
   - Scott Wagner

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Arianne Adams (SVP, Head of Options and Global Client Services)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Kristin Boyd (VP, Derivative Sales)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)

- Catherine Clay (EVP, Information Solutions)
- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (SVP, Chief Human Resources Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Andrew Lowenthal (SVP, Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)
-

Standing Committees

Executive Committee

- Brian Schell (Chair)
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. Cboe Trading, Inc.

1. *Name*: Cboe Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-owned by Cboe Services Company, which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Cboe Trading, Inc. provides routing of orders from the Exchange Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson
   - Brian Schell

   Current Officers
   - Troy Yeazel (President)
   - Sydney Goodman (Treasurer/FINOP)
   - J. Patrick Sexton (Secretary)
   - Bryan Upp (Chief Compliance Officer)
   - Allen Wilkinson (Treasurer, FINOP)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is an intermediate holding company of Cboe Worldwide Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. Cboe FX Holdings, LLC

1. *Name*: Cboe FX Holdings, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4. *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Cboe Services Company (Managing Member)

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Cboe FX Markets, LLC

1. *Name*: Cboe FX Markets, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4. *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
   - James Enstrom (SVP, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Greg Hoogasian (SVP, Chief Regulatory Officer)
   - Chris Isaacson (EVP)
   - Andrew Lowenthal (SVP, International Expansion and Business Development)
   - Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
   - Brian Schell (EVP, CFO and Treasurer)
   - J. Patrick Sexton (EVP, General Counsel, and Corporate Secretary)
   - Jonathan Weinberg (Vice President, Head of FX)

- Allen Wilkinson (VP and Controller)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. Cboe FX Services, LLC

1. *Name*: Cboe FX Services, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4. *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Barry Calder (Head of Liquidity & Client Services)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)
   - Cboe FX Holdings, LLC (Member)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

M. Cboe FX Europe Limited

1. *Name*: Cboe FX Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Natan Tiefenbrun

   Current Officers
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. Cboe FX Asia Pte. Limited

1. *Name*: Cboe FX Asia Pte. Limited
   Address: Marina Blvd. #28-00, One Marina Boulevard, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited is wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Asia Pte. Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Ng Lip Chih (Singapore Nominee)

   Current Officers
   - Ed Tilly (President)
   - Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
   - Tan Zhe Lei, Secretary (Allen & Gledhill)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. Cboe Europe Limited

1. *Name*: Cboe Europe Limited
   Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Richard Balarkas (INED)
   - Eleanor Beasley (Observer)
   - Angelo Evangelou (Executive)
   - Ted Hood (INED)
   - Dave Howson (Director)
   - Catherine Langlais
   - Michael Lawton
   - Irina Sonich-Bright
   - Natan Tiefenbrun
   - Kristian West (NED)

   Current Officers
   - Jerry Avenell (Vice President, Sales)
   - Alex Dalley (Vice President, Sales)
   - Nick Dutton (Chief Regulatory Officer)
   - Angelo Evangelou (Chief Policy Officer)

- Tim Lipscomb (Chief Operations Officer)
- Stephanie Renner (Chief Financial Officer)
- Irina Sonich-Bright (Product Manager)
- Karl Spielmann (Secretary)
- Natan Tiefenbrun (President, Cboe Europe)

Standing Committees

Audit, Risk and Compliance Committee
- Richard Balarkas
- Ted Hood
- Catherine Langlais
- David Lawton

Remuneration Committee
- Rebecca Fuller
- Ted Hood
- Kristian West

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. Cboe Chi-X Europe Limited

1. *Name*: Cboe Chi-X Europe Limited
   Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4. *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Europe Limited. As of November 2018 this company remains dormant.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Nick Dutton
   - Karl Spielmann
   - Jon Weinberg

   Current Officers
   - Nick Dutton (Chief Regulatory Officer)
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q. Cboe SEF, LLC

1. *Name*: Cboe SEF, LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - Kevin Murphy
   - Anada Radhakrishnan
   - Miguel Rivera
   - David Roscoe
   - Hillary Sale
   - Brian Schell
   - Scott Wagner

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Alexandra Albright (Senior Vice President and Chief Compliance Officer)
   - Gary Compton (Vice President, Communications)
   - John Deters (EVP, Chief Strategy Officer)
   - James Enstrom (Senior Vice President & Chief Audit Executive)
   - Angelo Evangelou (SVP, Chief Policy Officer)

- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (Senior Vice President, Chief Human Resources Officer
- Todd Furney (SVP, and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Chris Isaacson (Executive Vice President & COO)
- Tim Lipscomb (Senior Vice President, Chief Technology Officer)
- Andrew Lowenthal (Senior Vice President, International Expansion and Business Development)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Stephanie Renner (Senior Vice President, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Jon Weinberg (Vice President, Head of FX)
- Allen Wilkinson (VP and Controller)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (Vice President, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R. Cboe Worldwide Holdings Limited

1. *Name*: Cboe Worldwide Holdings Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe Hong Kong Limited, Cboe UK Limited, and Cboe FX Asia Pte. Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S. Cboe Global Markets, Inc.

1. *Name*: Cboe Global Markets, Inc.
   Address: 433 W. Van Buren St., Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August 15, 2006.

4. *Brief description of nature and extent of affiliation*: Cboe Global Markets, Inc. is one of the world's largest exchange holding companies, offering cutting-edge trading and investment solutions to investors around the world.

5. *Brief description of business or functions:* Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - William Farrow
   - Edward Fitzpatrick
   - Ivan Fong
   - Janet Froetscher
   - Jill Goodman
   - Alexander Matturi
   - Jennifer McPeek
   - Roderick Palmore
   - James Parisi
   - Joe Ratterman
   - Eugene Sunshine
   - Fredric Tomczyk

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Catherine Clay (EVP, Head of Data and Access Solutions)
   - John Deters (EVP, Corporate Strategy)
   - Jill Griebenow (SVP & Chief Accounting Officer)

- Greg Hoogasian (EVP, Chief Regulatory Officer)
- Chris Isaacson (EVP and COO)
- Brian Schell (EVP F&A/CFO)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

Compensation Committee
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi
- Fredric Tomczyk

Audit Committee
- William Farrow
- Jennifer McPeek
- Michael Richter
- James Parisi
- Alexander Matturri

Nominating and Governance Committee
-
- Jill Goodman
- Roderick Palmore
- Jill Sommers
- Eugene Sunshine
- Janet Froetscher

Finance and Strategy Committee
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Fredric Tomzcyk

Risk Committee
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Ivan Fong

Indemnity Committee
- Ed Tilly

ATS Oversight Committee
- Jennifer McPeek

- Jamie Parisi
- Joseph Ratterman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T. Cboe Futures Exchange, LLC

1. *Name*: Cboe Futures Exchange, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a designated contract market (DCM) approved by the Commodity Futures Trading Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Gilbert Bassett, Jr.
   - Andrews Bruce
   - Kevin Murphy
   - Ananda K. Radhakrishnan
   - Miguel A. Rivera
   - David Roscoe
   - Hillary Sale
   - Brian Schell
   - Scot Wagner

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Arianne Adams (SVP, Head of Options and Global Client Services)
   - Alexandra Albright (SVP and Chief Compliance Officer)
   - Kristin Boyd (Vice President, Derivative Sales)
   - Kevin Carrai (Vice President, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)

- Catherine Clay (EVP, Head of Data and Access Solutions))
- Gary Compton (VP, Communications)
- John Deters (Executive Vice President, Chief Strategy Officer)
- James Enstrom (Senior Vice President & Chief Audit Executive)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (SVP, Chief Human Resources Officer)
- Todd Furney (Senior Vice President and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (Senior Vice President & Chief Accounting Officer)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Chris Isaacson (Executive Vice President, COO)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Stephanie Marrin Lara (VP & Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, International Expansion, Business Development)
- Emily Mitchell (Vice President, Tax)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Allen Wilkinson (Vice President and Controller)
- Troy Yeazel (Senior Vice President, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive
- Ed Tilly
- Michael Gorham

Regulatory Oversight Committee
- Michael Gorham
- Gilbert Bassett
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U. Cboe Building Corporation

1. *Name*: Cboe Building Corporation
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Owns facility used by Cboe Global Markets, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Brian Schell

   <u>Current Officers</u>
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Jill Griebenow (Vice President
   - Chris Isaacson (Vice President)
   - Marc Magrini (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V. Cboe, LLC

1. *Name*: Cboe, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), August 22, 2001.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe, LLC is a limited liability company member of OneChicago, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Catherine Clay (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W. Cboe III, LLC

1. *Name*: Cboe III, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in Tradelegs, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X. Cboe Bats, LLC

1. *Name*: Cboe Bats, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), September 25, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions*: Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell
   - Chris Isaacson

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Arianne Adams (SVP, Chief Compliance Officer)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Corporate Strategy)
   - Cole Chmielewski (VP, Operations)
   - Bo Chung (SVP, Global Sales and Index Licensing)
   - Catherine Clay (EVP, Head of Data and Access Solutions)
   - Gary Compton (VP, Corporate Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (Vice President, Software Engineering)
   - Gina DeRaimo (VP, Cboe Derivatives Institute)
   - John Deters (EVP, Chief Strategy Officer)
   - Laura Dickman (VP, Associate General Counsel)
   - James Enstrom (SVP, Chief Audit Executive)
   - Angelo Evangelou (SVP, Market Policy and Government Affairs)

- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (SVP, Chief Human Resources Officer)
- Carmen Frazier (VP, Government Relations)
- Todd Furney (SVP, Chief Risk Officer)
- Jaime Galvan (VP, Associate General Counsel)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Gerald Hanweck (Vice President, Technology)
- John Hiatt (VP, Product Development)
- Kenneth Hill (Investor Relations Vice President)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Michael Hollingsworth (VP, Global Head of Data and Analytics)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Michael Izhaky (Vice President, Head of Capital Efficiencies)
- Adam Kreis (VP, Associate General Counsel)
- Vivek Kumar (Deputy Chief Information Security Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- James Lisak (VP, Associate General Counsel)
- Andrew Lowenthal (SVP, Global Expansion & Business Development, Global Strategy))
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Derivatives, Head of Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulations)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (VP, Data and Analytics)
- Crystal Stanfield (VP, Global Talent Acquisition)
- Natan Tiefenbrun (Head of Equities)
- Daniel Watkins (Chief Operating Officer – Europe)
- Jonathan Weinberg (Vice President, Head of FX)
- Allen Wilkinson (Vice President and Controller)
- Troy Yeazel (SVP, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Y. Cboe Livevol, LLC

1. *Name*: Cboe Livevol, LLC
Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Livevol, LLC provides equity and index options technology for professional and retail traders, which includes options strategy backtesting, trade analysis and volatility modeling technologies and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Andrew Lowenthal
- John Deters
- Catherine Clay

Current Officers
- Dave Howson (President)
- Ed Tilly (Chief Executive Officer)
- Alexandra Albright (Chief Compliance Officer)
- Catherine Clay (Vice President)
- Brent Coonrod (Vice President)
- John Deters (Vice President)
- James Enstrom (Chief Audit Executive)
- Todd Furney (Chief Risk Officer)
- Jennifer Golding (Vice President)
- Jill Griebenow (Vice President)
- Chris Isaacson (Vice President)
- Michael Hollingsworth (Vice President)
- Andrew Lowenthal (Vice President)

- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z. Cboe UK Limited

1. *Name*: Cboe UK Limited
   Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Marketing and business development services in the U.K. and other European countries to promote products and services on behalf of Cboe and CFE.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Natan Tiefenbrun

   Current Officers
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AA. Cboe Vest, LLC

1. *Name*: Cboe Vest, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company of majority equity investment in Cboe Digital and holds interest in The Vest Financial Group Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BB. Loan Markets, LLC

1. *Name*: Loan Markets, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CC. Cboe Data Services, LLC

1. *Name*: Cboe Data Services, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Kevin Carrai (Vice President)
   - Catherine Clay (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DD. Cboe Vest Group, Inc.

1. *Name*: Cboe Vest Group, Inc.
   Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of Cboe Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - John Deters
   - Catherine Clay

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

EE. Cboe Hong Kong Limited

1. *Name*: Cboe Hong Kong Limited
   Address: 6th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Andy Lowenthal

   Current Officers
   - Consec Services Limited (Company Secretary)
   - Arianne Adams (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FF. Cboe Silexx, LLC

1. *Name*: Cboe Silexx, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx order execution management system business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Brent Coonrod (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Michael Hollingsworth (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GG. Digital Asset Benchmark Administration, LLC

1. *Name*: Digital Asset Benchmark Administration, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Digital Asset Benchmark Administration, LLC licenses Gemini-related data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President))
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HH. CBOE Europe B.V.

1. *Name*: CBOE Europe B.V.
   Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Besloten Vennootschap (comparable with Private Company Limited)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in the United Kingdom on August 1, 2018.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The business is very broad, encompassing the operation of a regulated market and an approved publication arrangement, and all other businesses that may be ancillary or useful for the above operations

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Alex Dalley
   - Michael Perez
   - Ruben Hilhorst
   - Natan Tiefenbrun

   Current Officers
   - Ruben Hilhorst (Head of Compliance)
   - Jenny Trahant (Director, Trade Desk)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II. Cboe Off-Exchange Services, LLC

1. *Name*: Cboe Off-Exchange Services, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), January 31, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chis Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)
   - Cboe Global Markets, Inc. (Sole Stockholder)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJ. Cboe Global Indices, LLC

1. *Name*: Cboe Global Indices, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act and operates a financial index calculation, administration and distribution business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Brian Schell
   - Catherine Clay

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Chris Bialka (Vice President and Global head of CGI)
   - Kevin Carrai (Vice President)
   - Bo Chung (Vice President)
   - Catherine Clay (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Rob Hocking (Vice President)
   - Michael Hollingsworth (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK. Cboe Switzerland GmbH

1. *Name*: Cboe Switzerland GmbH
   Address: c/o Format A AG
   Pfingstweidstrasse 102b 8005 Zurich

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Switzerland under Article 777c and Article 633, November 18, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Operate an electronic trading platform for financial contracts and instruments as well as to provide services in this business are to Group affiliate.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Roman Sturzenegger
   - Jonathan Weinberg

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LL. Hanweck Associates, LLC

1. *Name*: Hanweck Associates, LLC
   Address: 30 Broad Street, Floor 42, New York, NY 10004

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under provisions of the New York State Limited Liability Company Law on November 25, 2003.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary acquired by Cboe Global Markets, Inc. on February 3, 2020.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act. Hanweck Associates, LLC provides real-time risk and margin analytics on global derivatives markets.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Isaacson
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (CEO)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Catherin Clay (Vice President)
   - John Deters (Vice President)
   - Jim Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Gerald Hanweck (Vice President)
   - Rob Hocking (Vice President)
   - Chris Isaacson (Chief Operating Officer)

- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MM. Hanweck Associates Pte. Ltd.

1. *Name*: Hanweck Associates Pte. Ltd.
   Address: 1 Marina Bouleard #28-00, One Marina Boulevard, Singapore, 018989, Singapore

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Companies Act (Cap. 50) in Singapore on May 30, 2019.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Pte. Ltd. is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. Hanweck Associates Pte. Ltd. provides real-time risk and margin analytics on global derivatives markets.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ng Lip Chih
   - Ed Tilly

   Current Officers
   - Ang Yee Koon Daphne (Secretary)
   - Tan Zhe Lei (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NN. Cboe Europe Indices B.V.

1. *Name*: Cboe Europe Indices B.V.
   Address: 1212 Gustav Mahlerlaan, 1081LA Amsterdam, Netherlands

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on December, 16 2019.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Indices B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* The Company's primary function is to provide services as a benchmark administrator.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Green
   - Ruben Hilhorst
   - Natan Tiefenbrun

   Current Officer
   - Joe Green
   - Ruben Hilhorst

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OO. Cboe Canada Holdings, ULC

1. *Name*: Cboe Canada Holdings, ULC
Address: Suite 2600, Three Bentall Centre
595 Burrard Street, Vancouver BC V7X 1L3 Canada

2. *Form of organization*: Unlimited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Business Corporation Act on April 22, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Canada Holdings, ULC is a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* Cboe Canada Holdings, ULC is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Ed Tilly
- Brian Schell

Current Officer
- Dave Howson (President)
- Ed Tilly (CEO)
- John Deters (Vice President)
- Jill Griebenow (Vice President)
- Chris Isaacson (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

PP. Cboe Clear Europe

1. *Name*: Cboe Clear Europe
   Address: Strawinskylaan 1847, Tower I, Level 3
   1077 XX Amsterdam, Netherlands

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on February 28th, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Clear Europe was acquired by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The Cboe Clear Europe formed to provide equities clearing and settlement services throughout Europe

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Supervisory Board
   - Stephanie Renner
   - Clotilde Bouchet (Independent)
   - Peter Bezemer (Independent)
   - Edward Hughes
   - Tim Lipscomb
   - Vikesh Patel
   - Stephanie Renner
   - Arnoud Siegmann
   - Natan Tiefebrun

   Current Officer
   - Vikesh Patel (President)
   - Cboe Worldwide Holdings Limited (Sole Stockholder)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

QQ. TriAct Canada Marketplace LP

1. *Name*: TriAct Canada Marketplace LP
   Address: 130 King Street West, Suite 1050
   Toronto, Ontario Canada

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Nova Scotia Companies Act on January 31, 2005.

4. *Brief description of nature and extent of affiliation*: TriAct Canada Marketplace LP is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* The TriAct Canada Marketplace LP serves as an the operational operator of the alternative trading system, MatchNow.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Bryan Christopher Blake (CEO)
   - Gregory Leonard Davies (CFO)
   - Lorna Pile (Chief Compliane Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

RR. MATCHNow GP ULC

1. *Name:* MATCHNow GP ULC (f/k/a TCM Corp.)
   Address: 4222 Bay Street Toronto Ontario, Vancouver, B.C., Canada

2. Form of organization: Unlimited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the British Columbia Business Corporations Act on November 4, 2020

4. *Brief description of nature and extent of affiliation*: MATCHNow GP ULC (f/k/a TCM Corp.) is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* MATCHNow GP ULC (f/k/a TCM Corp.) helps support an operational alternative trading system. MATCHNOW GP ULC is the general partner of TriAct Canada Marketplace LP.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bryan Christopher Blake
   - Adam Inzirillo

   Current Officers
   - Bryan Christopher Blake (CEO)
   - Gregory Leonard Davies (CFO)
   - Lorna Pile (Chief Compliance Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

SS. Cboe Netherlands Services Company B.V

1. *Name*: Cboe Netherlands Services Company B.V.
   Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered with the Dutch Chamber of Commerce on October 12, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Netherlands Services Company B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Netherlands Services Company B.V. business is broad; providing technical support, operational support, managerial services, and other businesses that may be ancillary or useful for the above operations.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ruben Hilhorst
   - Natan Tiefebrun

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

TT. BIDS Holdings GP LLC

1. *Name*: BIDS Holdings GP LLC
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings GP LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)
   - T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

UU. BIDS Holdings LP

1. *Name*: BIDS Holdings LP
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings LP is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited partnership may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)
   - T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

VV. BIDS Trading, LP

1. *Name*: BIDS Trading, LP
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Trading, LP is a subsidiary of BIDS Holdings LP, which is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized to develop a securities trading platform and other products that will enhance the range of services available to the limited partners of the Limited Partner and their respective clients and enhance efficiencies for and reduce the costs of such services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)
   - T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

WW. BIDS Global Services, LLC

1. *Name*: BIDS Global Services, LLC
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on September 20, 2016.

4. *Brief description of nature and extent of affiliation*: BIDS Global Services, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc. and is the intermediate holding company for BIDS Trading.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)
   - T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

XX. BIDS Trading Technologies, Ltd.

1. *Name*: BIDS Trading Technologies, Ltd.
   Address: 2200 HSBC Building, 885 West Georgia Street, Vancouver, BC, Canada 101

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered under the Business Corporations Act in British Columbia Canada on September 2, 2009.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Technologies, Ltd. is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Technologies Ltd. provides development, support and other services in connection with he ongoing support of the BIDS ATS.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Stephen Berte

   <u>Current Officers</u>
   - Stephen Berte (President and Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

YY. BIDS Trading Limited

1. *Name*: BIDS Trading Limited
Address: St. James's Square, Suite 1, 3rd Floor 11-12, London, SW1Y 4LB, United Kingdom

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on May 12, 2015.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Limited is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Ltd. provides development, support and other service in connection with the ongoing support of the BIDS ATS.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Stephen Berte
- Simon Monson
- Nicole Masse

Current Officers
- Jordan Trust Company (Company Secretary)
- BIDS Global Services LLC (Sole Member)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

ZZ. Cboe Data and Access Solutions China, LLC

1. *Name*: Cboe Data and Access Solutions China, LLC
Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was formed as a subsidiary of Cboe Data Services, LLC.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Kevin Carrai (Vice President)
   - Catherin Clay (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AAA. Cboe Fixed Income Markets, LLC

1. *Name*: Cboe Fixed Income Markets, LLC
   Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was formed as a subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Jill Griebenow
   - Michael Margolis
   - J. Patrick Sexton (Secretary)
   - Jonathan Weinberg
   - Allen Wilkinson
   - Vivian Yiu (Interim President)
   - Cboe Services Company (Sole Member)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BBB. Chi-X Holdings Limited

1. *Name*: Chi-X Holdings Limited
   Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on February 17, 2016.

4. *Brief description of nature and extent of affiliation*: Chi-X Holdings Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson (Chair)
   - Christopher Andrew Isaacson
   - John Frederick Deters

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CCC. Cboe Asia Pacific Holdings Limited

1. *Name*: Cboe Asia Pacific Holdings Limited
   Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on January 13, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Asia Pacific Holdings Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - David Howson (Chair)
   - Christopher Andrew Isaacson
   - John Frederick Deters

   Current Officers
   - Dave Howson (CEO

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DDD. <u>Cboe Technology Hong Kong Limited</u>

1. *Name*: Cboe Technology Hong Kong Limited
   Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on September 14, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Technology Hong Kong Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ade Cordell
   - Dave Howson, Chair
   - Christopher Andrew Isaacson
   - John Frederick Deters

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EEE. Cboe Australia Pty Ltd

1. *Name*: Cboe Australia Pty Ltd
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001on February 7, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Australia Pty Ltd was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - David Howson
   - Christopher Andrew Isaacson
   - Vic Jokovic
   - David Morgan (JCF)
   - David Trude (Independent)

   Current Officers
   - Michael Somes, Company Secretary

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FFF. Cboe Australia Services Pty Ltd

1. *Name*: Cboe Australia Services Pty Ltd
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001 on February 10, 2002.

4. *Brief description of nature and extent of affiliation*: Cboe Australia Services Pty Ltd was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Vic Jokovic
   - David Trude

   Current Officers
   - Michael Somes (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GGG. Middlebury Holdings Pty Ltd

1. *Name*: Middlebury holdings Pty Ltd
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Victoria under the Corporations Act 2001 on January 27, 2016.

4. *Brief description of nature and extent of affiliation*: Middlebury Holdings Pty Ltd was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - David Howson
   - Christopher Andrew Isaacson
   - Vic Jokovic
   - David Morgan (JCF)
   - David Trude (independent)

   Current Officers
   - Michael Somes, Company Secretary

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HHH. <u>Cboe Japan Limited</u>

1. *Name*: Cboe Japan Limited
   Address: Shin-Toyo Akasaka Building 4-9-25 Minato-ku, Tokyo, Japan 107-0052

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Japan on March 17, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe Japan Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ade Cordell
   - David Howson
   - Toru Irokawa
   - Christopher Andrew Isaacson
   - Amy Nashida (Independent)
   - Thierry Porte

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

III. Cboe Technology Philippines Inc.

1. *Name*: Cboe Technology Philippines Inc.
   Address: 10th Floor Unit AB, North Tower, Rockwell Business Center Sheridan Sheridan Street Corner United Street, Highway Hills, Manadaluyong City

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Philippines under Corporation Code of the Philippines and Foreign Investments Act of 1991 on May 1, 1980.

4. *Brief description of nature and extent of affiliation*: Cboe Technology Philippines Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Troy Yeazel
   - Timothy Lipscomb
   - Maria Aldeguer (CAO)

   Current Officers
   - Elaine Reyes-Rodolfo, Company Secretary
   - Francis Nacpil, Treasurer

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJJ. <u>Cboe Digital Holdings, Inc.</u>

1. *Name*: Cboe Digital Holdings, Inc.
   Address: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on September 16, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Digital Holdings, Inc. is wholly-owned by Cboe Services Company which is also the Exchange's 100% owner.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Chris Isaacson
   - Ed Tilly

   <u>Current Officers</u>
   - Ed Tilly (President and CEO)
   - Chris Isaacson (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KKK. Cboe Digital Intermediate Holdings, LLC

1. *Name*: Cboe Digital Intermediate Holdings, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Digital Intermediate Holdings, LLC was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Cristobal Conde
   - Chris Isaacson
   - Ananda Radhakrishnan
   - Margaret Wiermanski
   - Steven Winter

   Current Officers
   - John Palmer (President)
   - Chris Isaacson (Vice President)
   - Bryan Stuart (Senior Director, Finance)
   - Cboe Digital Holdings, LLC

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LLL. Cboe Clear Digital, LLC

1. *Name*: Cboe Clear Digital, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Clear Digital, LLC acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Cristobal Conde
   - Chris Isaacson
   - Ananda Radhakrishnan
   - Margaret Wiermanski
   - Steven Winter

   Current Officers
   - John Palmer (President)
   - Chris Isaacson (Vice President)
   - Benjamin Lawson (Chief Information Security Officer)
   - Nataliya Manina (Chief Compliance Officer)
   - Joseph McGlawn (Senior Director, Head of Clearing)
   - Vidhu Singh (Chief Risk Officer)
   - Bryan Stuart (Chief Financial Officer)
   - Cboe Clear Digital Holdings, LLC (Member)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MMM. Cboe Clear Digital Holdings, LLC

1. *Name*: Cboe Clear Digital Holdings, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Clear Digital Holdings, LLC was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officer</u>
   - John Palmer (President)
   - Jessica Darmoni (Head of Marketing)
   - John Denza (Chief Commercial Officer)
   - Ian Grieves Head of Product Development)
   - Joshua Iverson (Risk Analyst)
   - Benjamin Lawson (Head of Information Security)
   - Nataliya Manina (Chief Compliance Officer)
   - Joseph McGlawn (Head of Clearing Operations)
   - Suresh Movva (Chief Operating Officer)
   - Nick Perak (Head of Marketing Operations)
   - Vidhu Singh (Chief Risk Officer)
   - Bryan Stuart (Chief Financial Officer)
   - Cboe Digital Holdings, Inc.(Member)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NNN. Aequitas Innovations Inc.

1. *Name*: Aequitas Innovations Inc.
   Address: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on May 30, 2013.

4. *Brief description of nature and extent of affiliation*: Aequitas Innovations Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Perry Dellelce
   - Lori-Ann Beausoleil
   - John Deters
   - Dave Howson
   - Adam Inzirillo
   - Greg Mills
   - Joseph Schmitt
   - Ian Telfer

   Officers
   - Joseph Schmitt (President and CEO)
   - Perry Dellelce (ChairPerson)
   - Terry Mack (Chief Financial Officer)
   - Erik Sloane (Chief Revenue Officer)
   - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OOO. Aequitas EVO Connect Inc.

1. *Name*: Aequitas EVO Connect Inc.
   Address: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on March 9, 2015.

4. *Brief description of nature and extent of affiliation*: Aequitas EVO Connect Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Perry Dellelce
   - Dave Howson
   - Joseph Schmitt

   Officers
   - Joseph Schmitt (Chief Executive Officer)
   - Terry Mack (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

PPP. Neo Exchange Inc.

1. *Name*: Neo Exchange Inc.
   Address: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on January 15, 2019.

4. *Brief description of nature and extent of affiliation*: Neo Exchange Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Perry Dellelce
   - Lori-Ann Beausoleil
   - John Deters
   - Dave Howson
   - Adam Inzirillo
   - Maureen Jensen
   - Joseph Schmitt
   - Ian Telfer

   Officers
   - Joseph Schmitt (President and CEO)
   - Aimee Schmitt (Head of Marketing and Communications)
   - Terry Mack (Chief Financial Officer)
   - Erik Sloane (Chief Revenue Officer)
   - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

QQQ. Neo Connect Inc.

1. *Name*: Neo Connect Inc.
   Address: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on January 17, 2014.

4. *Brief description of nature and extent of affiliation*: Neo Connect Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Perry Dellelce
   - Dave Howson
   - Joseph Schmitt

   Officers
   - Joseph Schmitt (President and CEO)
   - Terry Mack (Chief Financial Officer)
   - Erik Sloane (Chief Revenue Officer)
   - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

RRR. <u>Cboe Ascent Holdings LLC</u>

1. *Name*: Cboe Ascent Holdings LLC
   Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 13, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Ascent Holdings, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Officers</u>
   - Dave Howson (President)
   - Ed Tilly (CEO)
   - John Deters (VP)
   - Chris Isaacson (EVP and COO)
   - Brian Schell (Treasurer)
   - Patrick J. Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

SSS. <u>BIDS Australia Pty. Ltd.</u>

1. *Name*: BIDS Australia Pty. Ltd.
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001 on March 7, 2023.

4. *Brief description of nature and extent of affiliation*: BIDS Australia Pty. Ltd. is a wholly-owned subsidiary of Global Services LLC.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Stephen Berte
   - Murrough O'Brien

   <u>Officers</u>
   - Murrough O'Brien (Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Exhibit D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

---

1. Financial statements of each subsidiary and affiliate

2. Cboe Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2022 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

3. Cboe BZX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2022 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

4. Cboe BYX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2022 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

5. Cboe EDGA Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2022 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

6. Cboe EDGX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2022 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

Cboe Global Markets, Inc.
Consolidating Income Statement
Twelve Months Ended December 31, 2022
(unaudited)

	BETF Cboe ETF.com, Inc.	BGMI Bats Global Markets, Inc. - Foreign Affiliate	BGSL BIDS Global Services LLC	BIDSHOLD BIDS Holdings LP	BIDSTECH BIDS Trading Technologies Ltd.	BIDSTL BIDS Trading Ltd.	BIDSTRLP BIDS Trading LP
Revenues:							
Transaction and clearing fees	-	-	7.403.203.26	84.284.25	-	-	31.023.526.57
Access and capacity fees	-	-	307.637.07	-	-	-	-
Market data fees	-	-	-	-	-	-	260,381.75
Regulatory fees	-	-	-	-	-	-	-
Other revenue	-	-	637.500.04	-	4.991.549.96	135.876.38	-
Total revenues	-	-	8,348,340.37	84,284.25	4,991,549.96	135,876.38	31,283,908.32
Cost of revenues:							
Liquidity payments	-	-	-	-	-	-	-
Routing and clearing	-	-	294,567.33	-	-	-	5,384,752.55
Section 31 fees	-	-	-	-	-	-	-
Royalty fees and other cost of revenues	-	-	-	-	-	-	-
Total cost of revenue	-	-	294,567.33	-	-	-	5,384,752.55
Revenues less cost of revenues	-	-	8.053.773.04	84.284.25	4.991.549.96	135.876.38	25.899.155.77
Operating expenses:							
Compensation and benefits	-	251,624.61	2,861,270.95	298,131.70	3,289,192.94	-	8,680,978.19
Depreciation and amortization	-	-	8.047.69	9.840.811.35	3.373.35	-	25.912.34
Technology support services	-	-	729,219.41	224,170.44	128,081.12	-	3,104,781.50
Professional fees and outside services	-	-	1,213,863.10	291,043.13	1,038,359.65	108,371.09	4,779,214.15
Travel and promotional expenses	-	-	120.953.86	49.221.00	20.086.78	-	369.971.83
Facilities cost	-	-	163.075.21	(117.175.80)	126.283.79	-	537.219.52
Acquisition-related costs	-	-	-	24,982.39	25,069.66	-	-
Goodwill impairment	-	-	-	-	-	-	-
Other expenses	-	-	(7.562.500.00)	(2.755.472.71)	69.598.71	21.801.05	10.662.029.52
Total operating expenses	-	251.624.61	(2.466.069.78)	7.855.711.50	4.700.046.00	130.172.14	28.160.107.05
Operating income (loss)	-	(251.624.61)	10.519.842.82	(7.771.427.25)	291.503.96	5.704.24	(2.260.951.28)
Non-operating (income) expense:							
Interest expense, net	-	-	-	(30.99)	-	-	-
Other non operating income/expense	-	-	13.108.38	993.886.69	(61.633.18)	(2.74)	7.604.14
Income (loss) before income tax provision (benefit)	-	(251,624.61)	10,506,734.44	(8,765,282.95)	353,137.14	5,706.98	(2,268,555.42)
Income tax provision (benefit)	(14.637.00)	-	2.832.559.00	(1.948.536.00)	(93.390.02)	744.84	(1.242.821.00)
Net income (loss)	14,637.00	(251,624.61)	7,674,175.44	(6,816,746.95)	446,527.16	4,962.14	(1,025,734.42)
Net income allocated to common shareholders	14,637.00	(251,624.61)	7,674,175.44	(6,816,746.95)	446,527.16	4,962.14	(1,025,734.42)

	BTL Cboe Europe Limited	BWHL Cboe Worldwide Holdings Limited	BYX Cboe BYX Exchange, Inc.	BZX Cboe BZX Exchange, Inc.	CAVTH Cboe Assent Holdings, LLC	CBOE Cboe C1 Exchange, Inc.	CBOE2 Cboe C2 Exchange, Inc.	CBOEF Cboe Futures Exchange, LLC	CBOEH Cboe Global Markets, Inc.
Revenues:									
Transaction and clearing fees	32.065.214.73	-	67.442.353.82	840.114.642.49	-	698.225.093.01	188.722.675.02	91.681.995.22	-
Access and capacity fees	16.815.335.15	-	23.574.316.16	50.998.290.16	-	96.935.697.27	28.247.506.23	19.843.138.25	-
Market data fees	5,646,240.02	-	11,402,077.40	62,112,736.34	-	23,253,207.69	5,379,633.36	7,996,937.55	21,759.43
Regulatory fees	-	-	22.534.045.70	134.614.977.65	-	53.015.980.89	8.095.138.25	310.866.21	-
Other revenue	62.939.391.19	-	-	2.568.183.29	-	2.953.642.04	-	-	2.263.480.52
Total revenues	117,466,181.09	-	124,952,793.08	1,090,408,829.93	-	874,383,620.90	230,444,952.86	119,832,937.23	2,285,239.95
Cost of revenues:									
Liquidity payments	9.643.980.15	-	46.671.504.99	781.816.193.39	-	8.209.141.87	143.316.756.93	-	-
Routing and clearing	320,917.30	-	-	-	-	1,455,977.77	-	-	-
Section 31 fees	-	-	22.234.527.37	132.404.105.00	-	27.239.980.89	4.966.573.25	-	-
Royalty fees and other cost of revenues	-	-	-	185.224.00	-	104.926.437.03	1.317.839.50	3.759.116.76	-
Total cost of revenue	9,964,897.45	-	68,906,032.36	914,405,522.39	-	141,831,537.56	149,601,169.68	3,759,116.76	-
Revenues less cost of revenues	107.501.283.64	-	56.046.760.72	176.003.307.54	-	732.552.083.34	80.843.783.18	116.073.820.47	2.285.239.95
Operating expenses:									
Compensation and benefits	28,143,669.73	-	7,635,780.80	57,091,606.31	-	61,813,608.00	14,828,490.37	-	(29,866,926.22)
Depreciation and amortization	22.870.469.79	12.409.15	904.915.61	6.488.796.34	-	7.743.221.77	1.605.313.87	-	2.318.806.71
Technology support services	7,509,697.61	-	2,335,789.72	13,422,929.71	-	10,014,765.39	2,434,034.85	336,193.42	(4,300,596.68)
Professional fees and outside services	2,224,888.73	97,479.04	4,471,188.71	15,203,107.53	-	22,897,202.05	6,484,813.38	483,671.12	3,087,659.77
Travel and promotional expenses	1.043.743.18	-	336.458.44	3.514.141.52	-	11.130.242.45	1.292.343.88	2.623.113.40	(6.384.440.26)
Facilities cost	1.829.083.35	356.015.80	277.175.42	4.121.130.26	-	6.761.116.91	1.748.569.52	-	(4.558.162.67)
Acquisition-related costs	-	-	-	-	-	-	-	-	12,654,841.89
Goodwill impairment	-	-	-	-	-	-	-	-	-
Other expenses	2.281.612.33	71.262.35	554.553.18	4.429.169.83	-	8.235.237.78	1.300.613.22	44.398.68	2.062.253.96
Total operating expenses	65.903.164.72	537.166.34	16.515.861.88	104.270.881.50	-	128.595.394.35	29.694.179.09	3.487.376.62	(24.986.563.50)
Operating income (loss)	41.598.118.92	(537.166.34)	39.530.898.84	71.732.426.04	-	603.956.688.99	51.149.604.09	112.586.443.85	27.271.803.45
Non-operating (income) expense:									
Interest expense, net	(451,684.12)	282,561.71	-	(1,206.67)	-	-	(1,365.00)	(23,973.78)	49,461,445.45
Other non operating income/expense	147.228.22	(29.806.305.36)	-	-	(4.143.828.00)	(221.778.79)	-	-	323.682.311.46
Income (loss) before income tax provision (benefit)	41,902,574.82	28,986,577.31	39,530,898.84	71,733,632.71	4,143,828.00	604,178,467.78	51,150,969.09	112,610,417.63	(345,871,953.46)
Income tax provision (benefit)	7.417.687.96	91.395.00	13.401.465.00	23.044.834.00	1.052.580.00	197.512.801.00	15.134.479.00	42.407.921.00	10.319.925.00
Net income (loss)	34,484,886.86	28,895,182.31	26,129,433.84	48,688,798.71	3,091,248.00	406,665,666.78	36,016,490.09	70,202,496.63	(356,191,878.46)
Net income allocated to common shareholders	34,484,886.86	28,895,182.31	26,129,433.84	48,688,798.71	3,091,248.00	406,665,666.78	36,016,490.09	70,202,496.63	(356,191,878.46)

	CBOEOFF Cboe Off-Exchange Services, LLC	CBOEV Cboe Bats, LLC	CBOUK Cboe UK Limited	CCAN Cboe Canada Holdings ULC	CCE Cboe Clear Europe	CDIH Cboe Digital Holdings, Inc.	CEBV Cboe Europe B.V.	CEIBV Cboe Europe Indices BV	CFIM Cboe Fixed Income Markets, LLC	CGI Cboe Global Indices, LLC	CHKL Cboe Hong Kong Limited	CNSC Cboe Netherlands Services Company B.V.
Revenues:												
Transaction and clearing fees	-	-	-	-	47.544.114.57	-	73.165.566.21	-	-	-	-	-
Access and capacity fees	-	-	-	-	2.966.329.87	-	7.126.540.02	-	-	-	-	-
Market data fees	-	0.01	-	-	-	-	10,324,241.99	455,889.09	-	37,583,943.03	-	(38,619.31)
Regulatory fees	-	-	-	-	-	-	-	-	-	-	-	-
Other revenue	-	-	14.069.065.51	-	21.234.747.18	-	1.864.414.17	909.288.07	-	-	(332.606.97)	951.569.02
Total revenues	-	0.01	14,069,065.51	-	71,745,191.62	-	92,480,762.39	1,365,177.16	-	37,583,943.03	(332,606.97)	912,949.71
Cost of revenues:												
Liquidity payments	-	-	-	-	-	-	28.221.837.52	-	-	-	-	-
Routing and clearing	-	-	-	-	15,352,228.50	-	609,857.41	-	-	-	-	-
Section 31 fees	-	-	-	-	-	-	-	-	-	-	-	-
Royalty fees and other cost of revenues	-	-	-	-	13.942.500.80	-	-	-	-	9.292.096.20	-	-
Total cost of revenue	-	-	-	-	29,294,729.30	-	28,831,694.93	-	-	9,292,096.20	-	-
Revenues less cost of revenues	-	0.01	14.069.065.51	-	42.450.462.32	-	63.649.067.46	1.365.177.16	-	28.291.846.83	(332.606.97)	912.949.71
Operating expenses:												
Compensation and benefits	-	-	11,255,327.56	583,211.94	14,757,165.63	-	4,132,931.23	918,372.63	1,403,221.78	183,839.41	24,490.29	792,005.27
Depreciation and amortization	-	73.906.190.56	287.612.26	105.451.83	3.437.028.86	-	-	(507.60)	192.367.43	-	-	-
Technology support services	-	-	576,805.79	10,882.94	7,595,123.65	-	658,887.34	697,179.97	278,253.11	-	-	379.29
Professional fees and outside services	-	-	215,780.04	-	6,959,106.41	-	52,980,692.49	147,000.77	1,293,812.15	389,111.17	19,301.18	56,262.71
Travel and promotional expenses	-	-	383.491.59	-	333.276.78	-	442.711.73	11.579.91	18.867.90	-	-	10.646.58
Facilities cost	-	-	399.179.01	-	1.727.096.03	-	144.889.06	-	31.091.72	-	6.433.20	-
Acquisition-related costs	-	-	-	2,996,605.16	-	-	-	-	-	-	-	-
Goodwill impairment	-	-	-	-	-	460,927,602.15	-	-	-	-	-	-
Other expenses	-	-	132.328.37	(5.222.968.38)	901.664.03	-	222.500.23	1.306.62	55.738.92	-	395.84	15.141.30
Total operating expenses	-	73.906.190.56	13.250.524.62	(1.526.816.51)	35.710.461.39	460.927.602.15	58.582.612.08	1.774.932.30	3.273.353.01	572.950.58	50.620.51	874.435.15
Operating income (loss)	-	(73.906.190.55)	818.540.89	1.526.816.51	6.740.000.93	(460.927.602.15)	5.066.455.38	(409.755.14)	(3.273.353.01)	27.718.896.25	(383.227.48)	38.514.56
Non-operating (income) expense:												
Interest expense, net	-	-	62.19	-	8,651,980.30	-	(114,877.26)	-	-	-	-	-
Other non operating income/expense	-	26.548.377.46	87.925.71	1.145.972.54	146.970.38	14.447.320.19	411.852.19	10.807.76	-	(2.157.32)	47.747.51	623.47
Income (loss) before income tax provision (benefit)	-	(100,454,568.01)	730,552.99	380,843.97	(2,058,949.75)	(475,374,922.34)	4,769,480.45	(420,562.90)	(3,273,353.01)	27,721,053.57	(430,974.99)	37,891.09
Income tax provision (benefit)	-	(19.634.423.00)	116.892.53	(257.962.20)	221.518.13	(113.826.164.00)	1.215.601.38	13.588.79	(1.144.00)	6.658.515.00	-	19.513.12
Net income (loss)	-	(80,820,145.01)	613,660.46	638,806.17	(2,280,467.88)	(361,548,758.34)	3,553,879.07	(434,151.69)	(3,272,209.01)	21,062,538.57	(430,974.99)	18,377.97
Net income allocated to common shareholders	-	(80,820,145.01)	613,660.46	638,806.17	(2,280,467.88)	(361,548,758.34)	3,553,879.07	(434,151.69)	(3,272,209.01)	21,062,538.57	(430,974.99)	18,377.97

	COEBC Cboe Building Corporation	CSC Cboe Services Company	CSG Cboe Switzerland GmbH	CXA Chi-X Australia Pty Ltd	CXAPH Chi-X Asia Pacific Holdings	CXAPTY Cboe Australia Services Pty. Ltd.	CXE Chi-X Europe Limited	CXGTH Chi-X Global Technology Ltd	CXGTP Chi-X Global Technology
Revenues:									
Transaction and clearing fees	-	-	105.542.32	2.334.626.61	-	-	-	-	-
Access and capacity fees	-	-	-	4.586.009.00	-	-	-	-	-
Market data fees	-	-	-	14,985,625.77	-	-	-	-	-
Regulatory fees	-	-	-	-	-	-	-	-	-
Other revenue	133.252.05	-	616.596.18	2.861.196.95	5.389.825.72	3.406.119.79	172.447.63	1.912.689.68	5.564.482.04
Total revenues	133,252.05	-	722,138.50	24,767,458.33	5,389,825.72	3,406,119.79	172,447.63	1,912,689.68	5,564,482.04
Cost of revenues:									
Liquidity payments	-	-	-	33.921.24	-	-	-	-	-
Routing and clearing	-	-	-	31,874.69	-	-	-	-	-
Section 31 fees	-	-	-	-	-	-	-	-	-
Royalty fees and other cost of revenues	-	-	-	312.693.91	-	-	-	-	-
Total cost of revenue	-	-	-	378,489.84	-	-	-	-	-
Revenues less cost of revenues	133.252.05	-	722.138.50	24.388.968.49	5.389.825.72	3.406.119.79	172.447.63	1.912.689.68	5.564.482.04
Operating expenses:									
Compensation and benefits	-	69,624,523.21	339,548.40	9,817,040.28	1,360,561.57	1,396,522.73	78,337.87	1,192,349.71	3,190,970.90
Depreciation and amortization	1.881.465.62	-	-	3.276.702.87	5.752.858.77	1.527.67	-	-	491.006.87
Technology support services	32,976.08	-	-	2,398,258.47	43,806.13	3,730.44	-	22,823.77	246,421.64
Professional fees and outside services	1,186,426.31	76.50	201,369.03	7,345,373.65	1,298,946.94	5,212,875.71	72,494.70	193,625.77	83,627.90
Travel and promotional expenses	-	-	6.102.84	531.488.96	32.629.90	25.807.08	-	46.358.87	34.470.51
Facilities cost	4.172.074.06	-	16.104.64	611.046.41	118.180.83	-	-	53.768.11	300.457.07
Acquisition-related costs	-	-	-	1,751,533.38	239,762.37	4,988.87	-	290,457.26	861,205.50
Goodwill impairment	-	-	-	-	-	-	-	-	-
Other expenses	13.467.32	6.620.44	18.135.11	546.359.62	126.305.28	320.81	459.68	16.279.78	62.550.03
Total operating expenses	7.286.409.39	69.631.220.15	581.260.02	26.277.803.64	8.973.051.79	6.645.773.31	151.292.25	1.815.663.27	5.270.710.42
Operating income (loss)	(7.153.157.34)	(69.631.220.15)	140.878.48	(1.888.835.15)	(3.583.226.07)	(3.239.653.52)	21.155.38	97.026.41	293.771.62
Non-operating (income) expense:									
Interest expense, net	-	(71.81)	-	(213,469.89)	(175,940.71)	(3,791.20)	-	(644.01)	(1,152.29)
Other non operating income/expense	83.24	(38.734.066.75)	(945.85)	(11.249.21)	13.348.026.58	-	-	87.196.18	(31.050.05)
Income (loss) before income tax provision (benefit)	(7,153,240.58)	(30,897,081.59)	141,824.33	(1,664,116.05)	(16,755,311.94)	(3,235,862.32)	21,155.38	10,474.24	325,973.96
Income tax provision (benefit)	(1.772.381.00)	(4.345.934.00)	(615.00)	(1.130.458.43)	-	(974.548.68)	8.117.64	-	105.435.67
Net income (loss)	(5,380,859.58)	(26,551,147.59)	142,439.33	(533,657.62)	(16,755,311.94)	(2,261,313.64)	13,037.74	10,474.24	220,538.29
Net income allocated to common shareholders	(5,380,859.58)	(26,551,147.59)	142,439.33	(533,657.62)	(16,755,311.94)	(2,261,313.64)	13,037.74	10,474.24	220,538.29

Cboe Global Markets, Inc.
Consolidating Income Statement
Twelve Months Ended December 31, 2022
(unaudited)
(continued)

	CXH Chi-X Holdings	CXJ Chi-X Japan Ltd.	CXJS Chi-X Japan Services Ltd.	DEI Direct Edge LLC	EDGA Cboe EDGA Exchange, Inc.	EDGX Cboe EDGX Exchange, Inc.	ERISCLR Eris Clearing LLC	ERISCLRHOLD Eris Clearing Holdings LLC	ERISDIGIHOLD Eris Digital Holdings LLC
Revenues:									
Transaction and clearing fees	-	6,744,478.59	-	-	91,946,263.43	602,159,760.02	25,221.86	-	-
Access and capacity fees	-	2,575,987.54	-	-	23,240,665.42	35,234,936.86	-	-	-
Market data fees	-	1.686.829.96	-	-	15.275.039.85	51.682.099.21	-	-	-
Regulatory fees	-	-	-	-	28.443.211.23	117.697.381.76	-	-	-
Other revenue	-	-	-	-	-	185,861.90	8,218.52	-	-
Total revenues	-	11.007.296.09	-	-	158.905.179.93	806.960.039.75	33.440.38	-	-
Cost of revenues:									
Liquidity payments	-	-	-	-	86,594,709.24	555,780,966.71	235,573.76	-	-
Routing and clearing	-	-	-	-	-	329.829.64	-	-	-
Section 31 fees	-	-	-	-	28.045.501.90	114.916.875.21	-	-	-
Royalty fees and other cost of revenues	-	-	-	-	-	-	-	-	-
Total cost of revenue	-	-	-	-	114,640,211.14	671,027,671.56	235,573.76	-	-
Revenues less cost of revenues	-	11,007,296.09	-	-	44,264,968.79	135,932,368.19	(202,133.38)	-	-
Operating expenses:									
Compensation and benefits	-	3.495.694.68	-	-	8.626.032.98	53.801.881.65	1.828.042.26	-	-
Depreciation and amortization	-	1,183,314.29	-	-	1,024,022.44	6,154,478.50	-	-	4,666,666.64
Technology support services	-	2,098,585.67	-	-	2,496,417.08	13,084,334.10	183,142.58	-	-
Professional fees and outside services	-	4.453.018.51	9.250.73	-	4.721.689.84	14.413.541.73	333.415.77	-	-
Travel and promotional expenses	-	37.302.36	331.19	-	384.721.62	3.288.425.17	1.472.64	-	-
Facilities cost	-	336,960.18	-	-	311,376.68	3,516,654.07	11,700.00	-	-
Acquisition-related costs	-	467.655.87	-	-	-	-	-	-	-
Goodwill impairment	-	-	-	-	-	-	62.435.22	-	-
Other expenses	-	1,794,730.11	1,310.04	-	638,864.72	4,219,580.40	179,138.34	-	371.45
Total operating expenses	-	13,867,261.67	10,891.96	-	18,203,125.36	98,478,895.62	2,599,346.81	-	4,667,038.09
Operating income (loss)	-	(2.859.965.58)	(10.891.96)	-	26.061.843.43	37.453.472.57	(2.801.480.19)	-	(4.667.038.09)
Non-operating (income) expense:									
Interest expense, net	-	194.30	(0.05)	-	-	(1.263.61)	(45.754.07)	-	561.95
Other non operating income/expense	3,147,868.29	375.56	-	-	-	-	10,692.42	869,354.78	(3,728,911.38)
Income (loss) before income tax provision (benefit)	(3.147.868.29)	(2.860.535.44)	(10.891.91)	-	26.061.843.43	37.454.736.18	(2.766.418.54)	(869.354.78)	(938.688.66)
Income tax provision (benefit)	-	(555,910.01)	-	-	8,378,052.00	11,316,498.00	-	-	-
Net income (loss)	(3.147.868.29)	(2.304.625.43)	(10.891.91)	-	17.683.791.43	26.138.238.18	(2.766.418.54)	(869.354.78)	(938.688.66)
Net income allocated to common shareholders	(3,147,868.29)	(2,304,625.43)	(10,891.91)	-	17,683,791.43	26,138,238.18	(2,766,418.54)	(869,354.78)	(938,688.66)

	ERISEXCH Eris Exchange LLC	HALLC Hanweck Associates, LLC	HALTD Hanweck Associates Limited (UK)	HAPTE Hanweck Associates, PTE. LTD (Asia)	HSAS Cboe FX Asia Pte. Limited	HSEF Cboe SEF, LLC	HSEU Cboe FX Europe Limited	HSFX Cboe FX Markets, LLC	HSHI Cboe FX Holdings, LLC	HSIB Bats Hotspot IB LLC	IPSA Index Pubs SA
Revenues:											
Transaction and clearing fees	226,996.69	-	-	-	-	3,253,206.97	-	54,655,841.49	-	-	-
Access and capacity fees	-	-	-	-	-	-	-	9,293,552.89	-	-	-
Market data fees	-	0.01	-	-	-	-	-	1.159.168.60	-	-	-
Regulatory fees	-	-	-	-	-	-	-	-	-	-	-
Other revenue	-	-	-	1,274.44	2,816,115.03	-	(258,900.64)	446,484.68	-	-	-
Total revenues	226.996.69	0.01	-	1.274.44	2.816.115.03	3.253.206.97	(258.900.64)	65.555.047.66	-	-	-
Cost of revenues:											
Liquidity payments	490,969.70	-	-	-	-	-	-	-	-	-	-
Routing and clearing	-	-	-	-	-	-	-	788.602.02	-	-	-
Section 31 fees	-	-	-	-	-	-	-	-	-	-	-
Royalty fees and other cost of revenues	-	-	-	-	-	-	-	188,333.59	-	-	-
Total cost of revenue	490,969.70	-	-	-	-	-	-	976,935.61	-	-	-
Revenues less cost of revenues	(263,973.01)	0.01	-	1,274.44	2,816,115.03	3,253,206.97	(258,900.64)	64,578,112.05	-	-	-
Operating expenses:											
Compensation and benefits	7.267.030.95	(13.485.16)	-	(536.38)	2.045.056.95	541.911.58	(474.570.56)	(653.165.23)	-	-	-
Depreciation and amortization	11,274.90	1,737,033.30	-	-	84,464.45	-	5,443.93	3,078.18	-	-	-
Technology support services	1,556,233.63	46,701.90	-	-	70,925.61	66,443.75	3,733.00	238,811.22	-	-	-
Professional fees and outside services	2.835.825.14	2.311.802.01	-	52.53	158.023.18	210.857.45	(527.02)	8.207.264.89	-	-	-
Travel and promotional expenses	920.736.99	1.733.63	-	-	113.876.81	-	-	96.436.85	-	-	-
Facilities cost	230,481.95	8,838.97	-	-	178,101.25	48,000.00	861.26	-	-	-	-
Acquisition-related costs	63.292.58	-	-	-	-	-	-	-	-	-	-
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-
Other expenses	340,597.79	-	-	1.71	46,566.26	19,995.48	(585.42)	79,745.79	-	-	-
Total operating expenses	13,225,473.93	4,092,624.65	-	(482.14)	2,697,014.51	887,208.26	(465,644.81)	7,972,171.70	-	-	-
Operating income (loss)	(13.489.446.94)	(4.092.624.64)	-	1.756.58	119.100.52	2.365.998.71	206.744.17	56.605.940.35	-	-	-
Non-operating (income) expense:											
Interest expense, net	(36.258.30)	-	-	-	-	-	(289.41)	-	-	-	-
Other non operating income/expense	870,651.39	15,099.83	-	-	26,008.93	-	(2,962.54)	64,074.88	(2,365,998.71)	-	-
Income (loss) before income tax provision (benefit)	(14.323.840.03)	(4.107.724.47)	-	1.756.58	93.091.59	2.365.998.71	209.996.12	56.541.865.47	2.365.998.71	-	-
Income tax provision (benefit)	(5,130,091.00)	(1,037,005.00)	-	-	47,994.57	-	-	-	-	-	-
Net income (loss)	(9.193.749.03)	(3.070.719.47)	-	1.756.58	45.097.02	2.365.998.71	209.996.12	56.541.865.47	2.365.998.71	-	-
Net income allocated to common shareholders	(9,193,749.03)	(3,070,719.47)	-	1,756.58	45,097.02	2,365,998.71	209,996.12	56,541,865.47	2,365,998.71	-	-

	LVOL Cboe Livevol, LLC	MDE Cboe Data Services, LLC	MHPL Middlebury Holdings Pty Ltd	MNGU MatchNow GP ULC	NEOI Aequitas Innovations Inc.	NEON NEO Connect Inc.	NEOV Aequitas EVO Connect Inc.	NEOX Neo Exchange Inc.	OAC Omicron Acquisition Corp.	SILEX Cboe Silexx, LLC
Revenues:										
Transaction and clearing fees	-	-	-	-	-	2,900.51	-	11,906,712.85	-	-
Access and capacity fees	854,697.77	-	-	-	-	-	-	1,509,649.47	-	-
Market data fees	29.054.199.39	-	-	-	-	10.396.69	-	5.896.159.01	-	-
Regulatory fees	-	-	-	-	-	-	-	-	-	-
Other revenue	3,873,310.58	-	-	-	698,551.74	166,741.99	-	2,394,288.85	-	-
Total revenues	33.782.207.74	-	-	-	698.551.74	180.039.19	-	21.706.810.18	-	-
Cost of revenues:										
Liquidity payments	-	-	-	-	-	-	-	9,233,002.82	-	-
Routing and clearing	-	-	-	-	-	-	-	-	-	-
Section 31 fees	-	-	-	-	-	-	-	-	-	-
Royalty fees and other cost of revenues	-	-	-	-	-	-	-	-	-	-
Total cost of revenue	-	-	-	-	-	-	-	9,233,002.82	-	-
Revenues less cost of revenues	33,782,207.74	-	-	-	698,551.74	180,039.19	-	12,473,807.36	-	-
Operating expenses:										
Compensation and benefits	27.379.01	-	-	-	(793.274.11)	-	-	4.897.200.81	-	-
Depreciation and amortization	1,094,793.56	-	-	-	12,645.00	13,223.51	-	5,798,284.71	-	94,326.96
Technology support services	5,727,462.25	-	-	-	60,893.55	-	-	1,244,726.58	-	89,992.85
Professional fees and outside services	669.619.51	-	36.129.42	-	79.519.40	116.439.99	-	1.526.634.32	-	-
Travel and promotional expenses	1.392.078.41	-	-	-	43.654.67	-	-	583.976.68	-	-
Facilities cost	374,025.16	-	-	-	(6,678.00)	-	-	341,418.33	-	5,131.37
Acquisition-related costs	-	-	-	-	-	-	-	453.227.10	-	-
Goodwill impairment	-	-	-	-	-	-	-	-	-	-
Other expenses	624,114.97	-	5,539.73	-	23,104.42	(806.45)	0.58	130,521.25	-	-
Total operating expenses	9,909,472.87	-	41,669.15	-	(580,135.07)	128,857.05	0.58	14,975,989.78	-	189,451.18
Operating income (loss)	23.872.734.87	-	(41.669.15)	-	1.278.686.81	51.182.14	(0.58)	(2.502.182.42)	-	(189.451.18)
Non-operating (income) expense:										
Interest expense, net	-	-	55.397.31	-	-	-	-	(361.001.78)	(282.561.71)	-
Other non operating income/expense	(4,854.76)	-	533,657.57	-	1,566,768.27	-	-	-	(28,895,182.31)	-
Income (loss) before income tax provision (benefit)	23.877.589.63	-	(630.724.03)	-	(288.081.46)	51.182.14	(0.58)	(2.141.180.64)	29.177.744.02	(189.451.18)
Income tax provision (benefit)	5,972,650.00	30,963.00	476,751.78	-	(0.01)	-	-	(574,412.97)	(1,180,180.00)	(48,342.00)
Net income (loss)	17.904.939.63	(30.963.00)	(1.107.475.81)	-	(288.081.45)	51.182.14	(0.58)	(1.566.767.67)	30.357.924.02	(141.109.18)
Net income allocated to common shareholders	17,904,939.63	(30,963.00)	(1,107,475.81)	-	(288,081.45)	51,182.14	(0.58)	(1,566,767.67)	30,357,924.02	(141,109.18)

	TLEGS Cboe III, LLC	TRAD Cboe Trading, Inc.	TriActCAN TriAct Canada Marketplace LP	VEST Cboe Vest, LLC	Eliminations	Total
Revenues:						
Transaction and clearing fees	-	86,172,894.05	6,064,451.34	-	(4,240,525.98)	2,938,831,039.90
Access and capacity fees	-	-	660,713.53	-	(615,550.00)	324,155,452.66
Market data fees	-	-	59.227.55	-	(2.016.640.72)	282.190.533.67
Regulatory fees	-	-	-	-	-	364.711.601.69
Other revenue	-	-	-	-	(96,935,239.78)	48,639,417.75
Total revenues	-	86.172.894.05	6.784.392.42	-	(103.807.956.48)	3.958.528.045.67
Cost of revenues:						
Liquidity payments	-	-	-	-	(5,493.27)	1,670,243,065.05
Routing and clearing	-	62.337.060.92	9.049.64	-	(3.684.346.92)	83.230.370.85
Section 31 fees	-	-	-	-	-	329.807.563.62
Royalty fees and other cost of revenues	-	187,088.36	499,882.41	-	(1,100,000.00)	133,511,212.56
Total cost of revenue	-	62,524,149.28	508,932.05	-	(4,789,840.19)	2,216,792,212.08
Revenues less cost of revenues	-	23,648,744.77	6,275,460.37	-	(99,018,116.29)	1,741,735,833.59
Operating expenses:						
Compensation and benefits	-	4.163.597.05	2.204.046.40	-	-	363.040.690.67
Depreciation and amortization	-	-	3,772,484.82	-	-	166,809,318.30
Technology support services	-	3,713,757.17	1,338,610.02	-	(2,797,871.07)	77,727,495.00
Professional fees and outside services	-	806.779.78	2.348.364.62	-	(94.280.476.03)	88.993.970.65
Travel and promotional expenses	-	750.671.02	119.553.37	-	-	23.728.240.14
Facilities cost	-	880,047.46	11,627.37	-	-	25,073,197.50
Acquisition-related costs	-	-	-	-	-	19.833.622.03
Goodwill impairment	-	-	-	-	-	460.990.037.37
Other expenses	-	1,186,678.68	344,601.37	-	-	25,945,234.12
Total operating expenses	-	11,501,531.16	10,139,287.97	-	(97,078,347.10)	1,252,141,805.78
Operating income (loss)	-	12.147.213.61	(3.863.827.60)	-	(1.939.769.19)	489.594.027.81
Non-operating (income) expense:						
Interest expense, net	(45.933.77)	(15.549.12)	(15.797.53)	(225.083.36)	-	56.434.502.77
Other non operating income/expense	-	-	158,204.32	-	(280,082,097.56)	296,773.83
Income (loss) before income tax provision (benefit)	45.933.77	12.162.762.73	(4.006.234.39)	225.083.36	278.142.328.37	432.862.751.21
Income tax provision (benefit)	10,589.00	3,801,257.00	-	56,334.00	-	197,897,708.09
Net income (loss)	35.344.77	8.361.505.73	(4.006.234.39)	168.749.36	278.142.328.37	234.965.043.12
Net income allocated to common shareholders	35,344.77	8,361,505.73	(4,006,234.39)	168,749.36	278,142,328.37	234,965,043.12

Cboe Global Markets, Inc.
Consolidating Balance Sheet
As of December 31, 2022
(unaudited)

	Total	BETF Cboe ETF.com, Inc.	BGM Bats Global Markets, Inc. - Foreign Affiliate	BIDSL BIDS Global Services LLC	BIDSHOLD BIDS Holdings LP	BIDSTECH BIDS Trading Technologies Ltd.	BIDSTL BIDS Trading Ltd.	BIDSTRLP BIDS Trading LP	BTL Cboe Europe Limited	BWHL Cboe Worldwide Holdings Limited	BYX Cboe BYX Exchange, Inc.	BZX Cboe BZX Exchange, Inc.
Current assets:												
Cash and cash equivalents	432,677,444.3	-	-	16,395,937.34	4,973,688.61	1,799,385.04	0.01	14,689,762.29	59,133,629.20	3,529,642.69	-	-
Financial investments	91,668,124.27	-	-	-	-	-	-	-	0.02	-	-	-
Accounts receivable, net	369,837,734.03	1,905,144.00	8,537.41	16,522,918.75	299,898,473.61	1,038,635.73	334,186.25	5,886,178.28	96,457,625.69	81,979,850.06	386,090,571.61	2,479,487,346.08
Marketing fee receivable	-	-	-	-	-	-	-	-	-	-	-	-
Margin deposits and clearing funds	542,976,315.25	-	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded assets	22,938,788.97	-	-	-	-	-	-	-	-	-	-	-
Income taxes receivable	48,264,896.13	-	-	-	-	-	20.55	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-	-	-	-	-	-
Other current assets	47,636,810.65	-	-	6,521.62	329,586.96	1,644.31	-	248,143.69	1,229,989.12	497,222.09	-	-
Total current assets	1,556,000,113.69	1,905,144.00	8,537.41	32,925,377.71	305,201,749.18	2,839,665.08	334,206.81	20,824,084.26	156,821,244.03	86,006,714.84	386,090,571.61	2,479,487,346.08
Investments	253,198,882.96	-	-	128,537.12	12,922,745.72	-	-	-	47,981,253.87	1,152,123,524.25	-	-
Land	2,346,971.66	-	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	108,235,353.95	-	(224,999.55	-	(15,162.16	8,265.27	-	-	3,415,964.74	47,338.63	-	-
Operating lease right of use assets	111,686,277.35	-	-	-	2,345,776.66	285,378.62	-	-	1,711,904.29	7,640,967.73	-	-
Goodwill	3,122,818,152.75	-	-	-	100,053,363.69	-	-	-	254,072,411.96	-	-	-
Intangible assets, net	1,662,797,692.57	-	-	-	136,725,989.20	-	-	-	273,147,286.46	-	-	-
Other assets, net	181,857,051.83	-	-	-	120,173.82	888,249.73	-	-	2,602,562.96	-	13,258,644.51	25,599,079.75
Total assets	6,998,940,496.76	1,905,144.00	(216,462.14	33,053,914.83	557,354,636.11	4,021,558.70	334,206.81	20,824,084.26	739,752,628.31	1,245,818,545.45	399,349,216.12	2,505,086,425.83
Current liabilities:												
Accounts payable and accrued liabilities	(420,240,846.01	-	(260,162.02	(15,696,366.00	(293,643,003.50)	(802,603.61	(220,210.09	(7,749,883.69	(90,865,674.37	(109,647,774.52)	(322,395,081.53)	(2,334,799,579.97
Section 31 fees payable	(147,092,267.74	-	-	-	-	-	-	-	-	-	(9,215,208.74	(56,211,798.76
Deferred revenue	(11,677,409.73)	-	-	-	-	-	-	-	(599.38)	-	(272,500.10	(332,500.00
Margin deposits and clearing funds	(543,030,697.70	-	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded liabilities	(22,938,788.92)	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	(3,487,836.82	-	-	-	-	11,502.57	-	-	(2,980,573.11	-	-	-
Current portion of long-term debt	(304,742,749.23	-	-	-	-	-	-	-	-	-	-	-
Current portion of contingent consideration liabilities	(24,088,410.27)	-	-	-	-	-	-	-	-	(19,850,405.95	-	-
Deferred tax liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	(1,477,299,006.42)	-	(260,162.02	(15,696,366.00	(293,643,003.50)	(791,101.04	(220,210.09	(7,749,883.69	(93,846,846.86	(129,498,180.47)	(331,882,790.37)	(2,391,343,878.73
Long-term debt	(1,437,316,133.38)	-	-	-	-	-	-	-	-	(15,619,473.38	-	-
Non-current unreocgnized tax benefits	(196,128,508.00	-	-	-	-	-	-	-	-	-	(12,181,992.00	(24,062,463.00
Deferred income taxes	(222,943,601.91	10,984.00	-	(1,479.00)	(1,986,391.00	-	-	(46,847.00	(65,687,361.14	(90,213.00	3,781,663.00	7,745,975.00
Non-current operating lease liabilities	(129,347,853.65	-	-	-	(1,852,036.78	(238,456.40	-	-	(465,373.05	(5,584,424.37	-	-
Non-current portion of contingent consideration liabil	(14,979,533.70)	-	-	-	-	-	-	-	-	(6,049,649.00	-	-
Other non-current liabilities	(55,830,508.30)	-	-	-	-	0.01	-	-	(229,569.45	(1,364,438.56	-	-
Total liabilities	(3,533,845,145.36)	10,984.00	(260,162.02	(15,697,845.00	(297,481,431.28)	(1,029,557.43	(220,210.09	(7,796,730.69	(160,229,150.50)	(158,206,378.78)	(340,283,119.37)	(2,407,660,366.73
Stockholders' equity:												
Common stock	(1,076,702.48	-	-	-	-	-	-	-	(14.84)	-	(1.00)	(1.00)
Common stock in treasury, at cost	131,043,866.32	-	-	-	-	-	-	-	-	-	-	-
Additional paid-in capital	(1,455,053,183.95)	-	-	(36,282.04	(275,683,741.36)	(3,196,053.99	(121,559.61	(18,148,676.80	(745,255,382.73)	(855,735,256.74)	135,058,007.37	397,876,382.97
Retained earnings	(2,171,051,672.10)	(1,916,128.00	251,624.61	(17,319,787.79	15,810,536.53	(669,471.75	(7,096.72)	5,121,323.23	98,209,125.84	(113,282,511.01)	(194,124,103.12)	(495,302,441.07)
Accumulated other comprehensive income, net	31,042,340.81	-	-	-	-	873,524.47	14,659.61	-	67,522,793.92	(118,594,398.92)	-	-
Total Cboe Global Markets, Inc.	(3,465,095,351.40)	(1,916,128.00	251,624.61	(17,356,069.83	(259,873,204.83)	(2,992,001.27	(113,996.72	(13,027,353.57	(579,523,477.81)	(1,087,612,166.67	(59,066,096.75	(97,426,059.10
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-
Total equity	(3,465,095,351.40)	(1,916,128.00	251,624.61	(17,356,069.83	(259,873,204.83)	(2,992,001.27	(113,996.72	(13,027,353.57	(579,523,477.81)	(1,087,612,166.67	(59,066,096.75	(97,426,059.10
Total liabilities and equity	(6,998,940,496.76)	(1,905,144.00	(8,537.41)	(33,053,914.83	(557,354,636.11)	(4,021,558.70	(334,206.81	(20,824,084.26	(739,752,628.31)	(1,245,818,545.45	(399,349,216.12)	(2,505,086,425.83

	CASTH Cboe Ascent Holdings, LLC	CBOE Cboe C1 Exchange, Inc.	CBOE2 Cboe C2 Exchange, Inc.	CBOEF Cboe Futures Exchange, LLC	CBOEH Cboe Global Markets, Inc.	CBOEOFF Cboe Off-Exchange Services, LLC	CBOEV Cboe Bats, LLC	CBOUK Cboe UK Limited	CCAN Cboe Canada Holdings ULC	CCE Cboe Clear Europe	CDH Cboe Digital Holdings, Inc.	CEBV Cboe Europe B.V.	CEIBV Cboe Europe Indices BV
Current assets:													
Cash and cash equivalents	-	-	-	11,215,284.87	80,640,009.25	-	-	5,226,491.18	1,455,445.78	75,524,371.64	-	16,135,284.48	963,100.66
Financial investments	-	-	-	-	91,174,151.81	-	-	-	-	-	-	(0.01)	-
Accounts receivable, net	3,084,932.00	2,417,527,400.21	567,188,341.62	584,134,452.47	8,290,501,061.49	-	438,038,854.71	11,738,699.32	23,109,645.57	8,022,582.72	103,350,931.00	89,571,768.21	2,314,857.36
Marketing fee receivable	-	-	-	-	-	-	-	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-	-	-	-	531,389,226.35	-	-	-
Digital assets - safeguarded assets	-	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes receivable	-	-	-	-	45,024,213.63	-	-	36,514.51	956,379.58	2,052,365.09	-	-	-
Prepaid expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
Other current assets	-	868,326.06	0.09	12,500.00	24,903,109.65	-	-	337,481.69	(0.01)	5,317,736.22	-	93,490.24	(0.04)
Total current assets	3,084,932.00	2,418,395,726.27	567,188,341.71	595,362,237.34	8,532,242,545.83	-	438,038,854.71	17,339,186.70	25,521,470.92	622,306,282.02	103,350,931.00	105,800,542.92	3,277,957.98
Investments	215,296,814.00	333,333.33	-	-	5,547,252,742.54	264,807,733.92	1,859,380,367.86	-	188,069,971.24	-	296,546,009.78	-	-
Land	-	-	-	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	-	(55,486,481.90	(444,064.09	-	67,002,880.40	-	-	1,452,151.06	8,264.57	2,014,673.77	-	-	(122,893.67
Operating lease right of use assets	-	-	-	-	-	-	82,681,341.41	53,041.34	-	9,419,683.76	-	-	-
Goodwill	-	-	-	-	-	-	2,286,704,393.92	-	126,137,281.23	-	-	-	-
Intangible assets, net	-	191,618.94	-	-	-	-	967,737,622.92	-	(0.01)	28,743,302.98	-	-	628,055.43
Other assets, net	-	69,667,399.85	11,916,796.65	-	43,722,263.60	-	2,229,315.09	257,846.70	131,578.53	11,755,236.97	19,919,680.00	83,543.51	-
Total assets	218,381,746.00	2,433,101,596.49	578,661,074.27	595,362,237.34	14,190,220,432.37	264,807,733.92	5,636,771,895.91	19,102,225.80	339,868,566.48	674,239,179.50	419,816,620.78	105,884,086.43	3,783,119.74
Current liabilities:													
Accounts payable and accrued liabilities	(214,152,986.00)	(1,801,817,759.90	(519,409,739.99)	(200,196,152.42)	(9,464,191,997.24	-	(323,048,374.22)	(17,354,806.49	(16,908,137.63	(14,666,138.69	(95,000,000.00	(92,013,709.19	(4,546,509.29
Section 31 fees payable	-	(16,003,797.69	(2,616,750.79	-	-	-	-	-	-	-	-	-	-
Deferred revenue	-	(7,646,016.41	(1,282,143.54	-	-	-	-	-	-	-	-	3.15	(225,600.19
Margin deposits and clearing funds	-	-	-	-	-	-	-	-	-	(530,280,983.09)	-	-	-
Digital assets - safeguarded liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	-	-	-	-	(0.22)	-	-	(0.08)	-	0.20	-	(447,791.61	-
Current portion of long-term debt	-	-	-	-	(304,742,749.23)	-	-	-	-	-	-	-	-
Current portion of contingent consideration liabilities	-	-	-	-	(3,000,000.00)	-	-	-	(738,007.04	-	-	-	-
Deferred tax liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	(214,152,986.00)	(1,825,467,574.00	(523,308,634.32)	(200,196,152.42)	(9,771,934,746.69	-	(323,048,374.22)	(17,354,806.57	(17,646,144.67	(544,947,121.58)	(95,000,000.00	(92,461,497.65	(4,772,109.48
Long-term debt	-	-	-	-	(1,437,316,133.38	-	-	-	-	-	-	-	-
Non-current unreocgnized tax benefits	-	(87,785,002.00	(5,093,989.00	(21,418,325.00	(4,863,600.00	-	(60.00)	-	-	-	-	-	-
Deferred income taxes	(1,137,512.00	24,135,881.00	2,742,691.00	6,399,785.00	(2,951,069.00	-	(230,861,040.00)	-	-	(6,986,003.89	106,975,233.00	-	(6,176.24)
Non-current operating lease liabilities	-	-	-	-	-	-	(105,552,424.90)	0.01	-	(10,031,400.34	-	-	-
Non-current portion of contingent consideration liabil	-	-	-	-	-	-	-	-	(8,929,884.70	-	-	-	-
Other non-current liabilities	-	-	-	-	(31,007,464.86	-	-	0.07	0.14	(451,303.69	(21,419,680.00	(188,284.94	(20,426.57
Total liabilities	(215,290,498.00)	(1,889,116,695.00	(525,659,932.32)	(215,214,692.42)	(11,248,073,013.93)	-	(659,461,899.12)	(17,354,806.49	(26,576,029.23	(562,415,829.50)	(9,444,447.00	(92,649,782.59	(4,798,712.29
Stockholders' equity:													
Common stock	-	(10.00)	(10.00)	-	(1,076,702.48	-	(968,551.01	-	-	-	-	(132.03)	(132.03)
Common stock in treasury, at cost	-	-	-	-	126,298,866.32	-	-	243,218.82	-	-	-	-	-
Additional paid-in capital	-	468,834,199.00	(44,999,990.00)	100,000,000.00	(3,405,073,990.47	(264,807,733.92)	(4,854,459,544.90	(1,192,531.10	(348,228,640.05)	(64,433,870.09	(771,920,932.12)	(7,551,902.15	(65,882.97
Retained earnings	(3,091,248.00	(1,012,821,110.46	(8,001,141.95	(480,147,544.92)	422,818,007.59	-	(3,062,502.97	(988,772.07	(2,030,757.97	(33,428,929.53	361,548,758.34	(7,759,970.40	1,202,325.57
Accumulated other comprehensive income, net	-	2,019.97	-	-	(85,113,599.40	-	(118,594,398.36)	190,665.04	36,966,860.77	(13,960,550.38	-	2,077,700.74	(120,718.02
Total Cboe Global Markets, Inc.	(3,091,248.00	(543,984,901.49)	(53,001,141.95	(380,147,544.92)	(2,942,147,418.44	(264,807,733.92)	(4,977,084,997.24	(1,747,419.31	(313,292,537.25)	(111,823,350.00)	(410,372,173.78)	(13,234,303.84	1,015,592.55
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-
Total equity	(3,091,248.00	(543,984,901.49)	(53,001,141.95	(380,147,544.92)	(2,942,147,418.44	(264,807,733.92)	(4,977,084,997.24	(1,747,419.31	(313,292,537.25)	(111,823,350.00)	(410,372,173.78)	(13,234,303.84	1,015,592.55
Total liabilities and equity	(218,381,746.00)	(2,433,101,596.49	(578,661,074.27)	(595,362,237.34)	(14,190,220,432.37)	(264,807,733.92)	(5,636,546,896.36	(19,102,225.80	(339,868,566.48)	(674,239,179.50)	(419,816,620.78)	(105,884,086.43)	(3,783,119.74

	CFIM Cboe Fixed Income Markets, LLC	CGI Cboe Global Indices, LLC	CHKL CBOE Hong Kong Limited	CNSC Cboe Netherlands Services Company B.V.	COEBC Cboe Building Corporation	CSC Cboe Services Company	CSG Cboe Switzerland GbmH	CXA Chi-X Australia Pty Ltd	CXAPH Chi-X Asia Pacific Holdings	CXAPTY Cboe Australia Services Pty, Ltd.	CXE Cboe Chi-X Europe Limited	CXGTH Chi-X Global Technology Ltd
Current assets:												
Cash and cash equivalents	7,811,914.45	-	409,982.09	125,646.67	46,055.29	-	24,426.38	4,132,435.60	3,885,832.60	896,962.54	255,164.66	983,484.99
Financial investments	-	-	-	-	-	-	-	-	-	-	-	-
Accounts receivable, net	657,847.62	53,075,315.66	0.02	1,246,307.12	7,516,349.79	54,851,500.13	1,583,903.48	4,220,357.07	497,018.28	206,403.19	353,936.61	214,672.68
Marketing fee receivable	-	-	-	-	-	-	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded assets	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes receivable	-	-	2,025.54	-	-	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-	-	-	-	-	-
Other current assets	80,000.01	-	(0.01)	-	27,862.16	-	2,754.54	5,121,654.94	92,443.71	48,199.39	483.66	12,135.53
Total current assets	8,549,762.08	53,075,315.66	412,007.64	1,371,953.79	7,590,267.24	54,851,500.13	1,611,084.40	13,474,447.61	4,475,294.59	1,151,565.12	609,584.93	1,210,293.20
Investments	-	-	-	-	-	1,985,278,284.03	-	-	(14,823,028.03	-	-	-
Land	-	-	-	-	2,346,971.66	-	-	-	-	-	-	-
Property and equipment, net	314,566.25	-	-	-	7,455,751.56	-	-	5,894,807.44	(6,166,657.82	62,118.11	-	-
Operating lease right of use assets	-	-	-	-	-	-	-	3,695,849.64	-	-	-	-
Goodwill	-	-	-	-	-	-	-	-	136,981,242.20	-	-	-
Intangible assets, net	-	-	-	-	-	-	-	33,560,261.03	1,875,000.00	-	-	-
Other assets, net	-	-	-	10,698.50	-	-	-	726,795.71	13,968,795.99	984,231.58	-	8,774.93
Total assets	8,864,328.33	53,075,315.66	412,007.64	1,382,652.29	17,392,990.46	2,040,129,784.16	1,611,084.40	57,352,161.43	136,310,646.93	2,197,914.81	609,584.93	1,219,068.13
Current liabilities:												
Accounts payable and accrued liabilities	(4,094,603.77	(31,739,171.11	(0.04)	(1,259,334.33	(20,615,521.53	(191,905,755.77)	(1,958,985.29	(4,491,684.43	(3,943,842.98	(3,626,758.99	(283,569.92	(455,342.51
Section 31 fees payable	-	-	-	-	-	-	-	-	-	-	-	-
Deferred revenue	-	(25,000.01	-	-	-	-	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	-	-	-	(19,031.55	-	-	-	-	-	-	(3,201.35)	-
Current portion of long-term debt	-	-	-	-	-	-	-	-	-	-	-	-
Current portion of contingent consideration liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Deferred tax liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	(4,094,603.77	(31,764,171.12	(0.04)	(1,278,365.88	(20,615,521.53	(191,905,755.77)	(1,958,985.29	(4,491,684.43	(3,943,842.98	(3,626,758.99	(286,771.27	(455,342.51
Long-term debt	-	-	-	-	-	-	-	-	-	-	-	-
Non-current unreocgnized tax benefits	-	-	-	-	(199,514.00	-	-	-	-	-	-	-
Deferred income taxes	-	-	-	-	2,670,690.00	(14,743,896.00	-	(9,439,508.86	-	-	-	-
Non-current operating lease liabilities	-	-	-	-	-	-	-	(2,771,432.04	-	-	-	-
Non-current portion of contingent consideration liabil	-	-	-	-	-	-	-	-	-	-	-	-
Other non-current liabilities	-	-	-	-	-	-	-	(362,715.17	-	-	-	-
Total liabilities	(4,094,603.77	(31,764,171.12	(0.04)	(1,278,365.88	(18,144,345.53	(206,649,651.77)	(1,958,985.29	(17,065,340.50	(3,943,842.98	(3,626,758.99	(286,771.27	(455,342.51
Stockholders' equity:												
Common stock	-	-	-	(132.03)	-	(1.00)	(24,426.38	-	-	-	(337,281.00	-
Common stock in treasury, at cost	-	-	-	-	-	9,775,234.45	6,626.76	-	-	-	-	-
Additional paid-in capital	(9,018,575.47	(441,022.79	(240,269.93	(85,469.07	(61,419,915.44	(1,932,730,478.51	(26,255.47	(53,947,956.83	(150,949,032.89)	(15,565.54	(211,248.41	(177,961.42
Retained earnings	4,248,850.91	(20,870,121.75	(180,421.54	(16,377.66	62,171,270.51	208,069,512.21	368,496.48	(721,204.01	18,630,311.94	2,261,313.64	185,930.93	(592,199.86
Accumulated other comprehensive income, net	-	-	8,683.87	(2,307.65)	-	(118,594,399.52)	23,459.50	14,382,339.91	(48,083.00	(816,903.92	39,784.82	6,435.66
Total Cboe Global Markets, Inc.	(4,769,724.56	(21,311,144.54	(412,007.60	(104,286.41	751,355.07	(1,833,480,132.39	347,900.89	(40,286,820.93	(132,366,803.95)	1,428,844.18	(322,813.66	(763,725.62
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-
Total equity	(4,769,724.56	(21,311,144.54	(412,007.60	(104,286.41	751,355.07	(1,833,480,132.39	347,900.89	(40,286,820.93	(132,366,803.95)	1,428,844.18	(322,813.66	(763,725.62
Total liabilities and equity	(8,864,328.33	(53,075,315.66	(412,007.64	(1,382,652.29	(17,392,990.46	(2,040,129,784.16	(1,611,084.40	(57,352,161.43	(136,310,646.93)	(2,197,914.81	(609,584.93	(1,219,068.13

Cboe Global Markets, Inc.
Consolidating Balance Sheet
As of December 31, 2022
(unaudited)
(continued)

	Total	CXGTP Chi-X Global Technology	CXH Chi-X Holdings	CXJ Chi-X Japan Ltd.	CXJS Chi-X Japan Services Ltd.	DEI Direct Edge LLC	EDGA Cboe EDGA Exchange, Inc.	EDGX Cboe EDGX Exchange, Inc.	ERISCLR Eris Clearing LLC	ERISCLRHOLD Eris Clearing Holdings LLC	ERISDIGIHOLD Eris Digital Holdings LLC
Current assets:											
Cash and cash equivalents	432,677,444.39	1,401,916.46	-	15,493,497.27	0.01	-	-	-	20,304,669.00	-	3,384.62
Financial investments	91,668,124.27	-	-	-	-	-	-	-	-	-	-
Accounts receivable, net	369,837,734.03	1,200,848.30	-	819,118.25	(4,092.12)	0.03	526,230,361.98	1,855,790,786.82	179,429.34	-	134,636,633.67
Marketing fee receivable	-	-	-	-	-	-	-	-	-	-	-
Margin deposits and clearing funds	542,976,315.25	-	-	-	-	-	-	-	13,687,088.90	-	-
Digital assets - safeguarded assets	22,938,788.97	-	-	-	-	-	-	-	22,938,788.97	-	-
Income taxes receivable	48,264,896.13	-	-	193,376.86	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-	-	-	-	-
Other current assets	47,636,810.65	28,158.72	-	511,753.03	-	(0.01)	-	-	106,832.96	-	-
Total current assets	1,556,000,113.69	2,630,923.48	-	17,017,745.41	(4,092.11)	0.02	526,230,361.98	1,855,790,786.82	57,216,809.17	-	134,640,018.29
Investments	253,198,882.96	-	66,391,892.03	-	-	(136,882,010.23)	-	-	-	22,756,131.52	34,473,368.61
Land	2,346,971.66	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	108,235,353.95	486,302.12	-	1,238,055.15	-	-	-	-	-	-	-
Operating lease right of use assets	111,686,277.35	191,436.75	-	1,064,031.41	-	-	-	-	-	-	-
Goodwill	3,122,818,152.75	-	-	-	-	-	-	-	-	-	-
Intangible assets, net	1,662,797,692.57	-	-	22,594,845.27	-	-	-	-	861,463.02	-	90,333,333.36
Other assets, net	181,857,051.83	222,615.90	-	955,999.82	-	-	13,258,644.51	24,300,184.49	-	-	-
Total assets	6,998,940,496.76	3,531,278.25	66,391,892.03	42,870,677.06	(4,092.11)	(136,882,010.21)	539,489,006.49	1,880,090,971.31	58,078,272.19	22,756,131.52	259,446,720.26
Current liabilities:											
Accounts payable and accrued liabilities	(420,240,846.01	(1,418,532.79	-	(2,916,479.28	4,092.12	(0.01)	(477,703,548.80)	(1,813,790,239.65	(1,530,700.90	-	(134,637,005.12)
Section 31 fees payable	(147,092,267.74	-	-	-	-	-	(12,140,116.67	(50,123,849.44	-	-	-
Deferred revenue	(11,677,409.73)	-	-	-	-	-	(250,000.00	(374,372.84	-	-	-
Margin deposits and clearing funds	(543,030,697.70	-	-	-	-	-	-	-	(12,749,714.61	-	-
Digital assets - safeguarded liabilities	(22,938,788.92)	-	-	-	-	-	-	-	(22,938,788.92	-	-
Income taxes payable	(3,487,836.82	(39,214.23	-	(0.02)	-	-	-	-	-	-	-
Current portion of long-term debt	(304,742,749.23	-	-	-	-	-	-	-	-	-	-
Current portion of contingent consideration liabilities	(24,088,410.27)	-	-	-	-	-	-	-	-	-	-
Deferred tax liabilities	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	(1,477,299,006.42)	(1,457,747.02	-	(2,916,479.30	4,092.12	(0.01)	(490,093,665.47)	(1,864,288,461.93	(37,219,204.43	-	(134,637,005.12)
Long-term debt	(1,437,316,133.38)	-	-	-	-	-	-	-	-	-	-
Non-current unreocgnized tax benefits	(196,128,508.00	-	-	-	-	-	(10,639,849.00	(12,588,970.00	-	-	-
Deferred income taxes	(222,943,601.91	-	-	(5,825,608.37	-	-	3,428,808.00	4,375,488.00	-	-	-
Non-current operating lease liabilities	(129,347,853.65	-	-	(865,375.46	-	-	-	-	-	-	-
Non-current portion of contingent consideration liabil	(14,979,533.70)	-	-	-	-	-	-	-	-	-	-
Other non-current liabilities	(55,830,508.30)	-	-	(402,446.90	-	-	-	-	-	-	-
Total liabilities	(3,533,845,145.36)	(1,457,747.02	-	(10,009,910.03	4,092.12	(0.01)	(497,304,706.47)	(1,872,501,943.93	(37,219,204.43	-	(134,637,005.12)
Stockholders' equity:											
Common stock	(1,076,702.48	-	-	-	-	-	-	-	-	-	-
Common stock in treasury, at cost	131,043,866.32	-	-	-	-	-	-	-	-	-	-
Additional paid-in capital	(1,455,053,183.95)	(3,204,006.18	(69,778,428.27	(36,597,402.04	(21,163.24	122,007,767.78	133,858,930.17	158,479,321.81	(23,625,486.30	(23,625,486.30	(125,748,403.80)
Retained earnings	(2,171,051,672.10)	2,988,735.26	3,138,315.96	6,302,261.06	17,117.31	14,874,242.44	(176,043,230.19)	(166,068,349.19)	2,766,418.54	869,354.78	938,688.66
Accumulated other comprehensive income, net	31,042,340.81	(1,858,260.31	248,220.28	(2,565,626.05	4,045.92	-	-	-	-	-	-
Total Cboe Global Markets, Inc.	(3,465,095,351.40)	(2,073,531.23	(66,391,892.03	(32,860,767.03	(0.01)	136,882,010.22	(42,184,300.02	(7,589,027.38	(20,859,067.76	(22,756,131.52	(124,809,715.14)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-
Total equity	(3,465,095,351.40)	(2,073,531.23	(66,391,892.03	(32,860,767.03	(0.01)	136,882,010.22	(42,184,300.02	(7,589,027.38	(20,859,067.76	(22,756,131.52	(124,809,715.14)
Total liabilities and equity	(6,998,940,496.76)	(3,531,278.25	(66,391,892.03	(42,870,677.06	4,092.11	136,882,010.21	(539,489,006.49)	(1,880,090,971.31	(58,078,272.19	(22,756,131.52	(259,446,720.26)

	ERISEXCH Eris Exchange LLC	HALLC Hanweck Associates, LLC	HALTD Hanweck Associates Limited (UK)	HAPTE Hanweck Associates, PTE. LTD (Asia)	HSAS Cboe FX Asia Pte. Limited	HSEF Cboe SEF, LLC	HSEU Cboe FX Europe Limited	HSFX Cboe FX Markets, LLC	HSHI Cboe FX Holdings, LLC	HSIB Bats Hotspot IB LLC	IPSA Index Pubs SA	LVOL Cboe Livevol, LLC
Current assets:												
Cash and cash equivalents	9,476,711.03	-	2.41	-	483,652.84	1,800,699.84	7,684,998.74	-	-	-	-	-
Financial investments	-	-	-	-	-	-	-	-	-	-	-	-
Accounts receivable, net	45,814,499.86	15,921,294.87	(0.01)	-	11,398,793.21	6,626,518.94	181,844.20	148,241,095.05	-	7,981.92	-	69,529,238.90
Marketing fee receivable	-	-	-	-	-	-	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded assets	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes receivable	-	0.37	-	-	-	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-	-	-	-	-	-
Other current assets	503,389.10	-	-	0.01	65,184.34	7,621.25	0.03	70,231.97	-	-	-	272,679.38
Total current assets	55,794,599.99	15,921,295.24	2.40	0.01	11,947,630.39	8,434,840.03	7,866,842.97	148,311,327.02	-	7,981.92	-	69,801,918.28
Investments	22,756,131.52	-	-	-	-	-	-	-	(107,992,477.39)	-	-	-
Land	-	-	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	209,730.95	44,268.59	-	-	281,301.22	-	(0.00)	-	-	-	-	(954,689.55
Operating lease right of use assets	-	-	-	-	432,281.54	-	-	-	-	-	-	-
Goodwill	-	41,617,441.72	-	-	-	-	-	-	-	-	-	31,018,567.86
Intangible assets, net	-	9,334,387.10	-	-	-	976,543.38	-	-	-	-	-	6,066,056.45
Other assets, net	76,902.61	(0.09)	-	-	97,049.79	-	-	-	-	-	-	1,861,024.06
Total assets	78,837,365.07	66,917,392.56	2.40	0.01	12,758,262.94	9,411,383.41	7,866,842.97	148,311,327.02	(107,992,477.39)	7,981.92	-	107,792,877.10
Current liabilities:												
Accounts payable and accrued liabilities	(55,375,558.46	(17,442,715.69	0.02	(0.01)	(11,629,782.26	(3,956,806.51	0.02	(27,480,524.03	-	-	-	(69,404,195.03
Section 31 fees payable	-	-	-	-	-	-	-	-	-	-	-	-
Deferred revenue	-	-	-	-	-	-	-	-	-	-	-	(1,235,002.16
Margin deposits and clearing funds	-	-	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	-	(0.16)	-	0.01	(16,665.83	-	(0.01)	-	-	-	-	0.17
Current portion of long-term debt	-	-	-	-	-	-	-	-	-	-	-	-
Current portion of contingent consideration liabilities	-	-	-	-	-	-	-	-	-	-	-	(500,000.00
Deferred tax liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	(55,375,558.46	(17,442,715.85	0.02	-	(11,646,448.09	(3,956,806.51	0.01	(27,480,524.03	-	-	-	(71,139,197.02
Long-term debt	-	-	-	-	-	-	-	-	-	-	-	-
Non-current unreocgnized tax benefits	-	-	-	-	-	-	-	-	-	-	-	-
Deferred income taxes	(382,743.00	(1,153,286.00	-	-	(13,839.89	-	-	-	-	-	-	(1,222,079.00
Non-current operating lease liabilities	-	-	-	-	(296,939.04	-	-	-	-	-	-	-
Non-current portion of contingent consideration liabil	-	-	-	-	-	-	-	-	-	-	-	-
Other non-current liabilities	-	-	-	-	-	-	0.02	-	-	-	-	-
Total liabilities	(55,758,301.46	(18,596,001.85	0.02	-	(11,957,227.02	(3,956,806.51	0.03	(27,480,524.03	-	-	-	(72,361,276.02
Stockholders' equity:												
Common stock	-	-	-	-	-	-	-	-	-	-	-	-
Common stock in treasury, at cost	-	-	-	-	-	-	-	-	-	-	-	-
Additional paid-in capital	(32,272,812.64	(52,067,342.76	(0.01)	1,504.87	(342,576.91	(6,363,930.01	(4,523,673.83	94,681,787.19	90,279,424.99	-	-	(1,768,340.67
Retained earnings	9,193,749.03	3,745,952.05	(1.35)	(4,149.99)	(588,635.13	909,353.11	(4,222,320.91	(215,512,590.18)	17,713,052.40	(7,981.92)	-	(33,663,260.41
Accumulated other comprehensive income, net	-	-	(1.06)	2,645.11	130,176.12	-	879,151.74	-	-	-	-	-
Total Cboe Global Markets, Inc.	(23,079,063.61	(48,321,390.71	(2.42)	(0.01)	(801,035.92	(5,454,576.90	(7,866,843.00	(120,830,802.99)	107,992,477.39	(7,981.92)	-	(35,431,601.08
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-
Total equity	(23,079,063.61	(48,321,390.71	(2.42)	(0.01)	(801,035.92	(5,454,576.90	(7,866,843.00	(120,830,802.99)	107,992,477.39	(7,981.92)	-	(35,431,601.08
Total liabilities and equity	(78,837,365.07	(66,917,392.56	(2.40)	(0.01)	(12,758,262.94	(9,411,383.41	(7,866,842.97	(148,311,327.02)	107,992,477.39	(7,981.92)	-	(107,792,877.10)

	MDE Cboe Data Services, LLC	MHPL Middlebury Holdings Pty Ltd	MNGU MatchNow GP ULC	NEOI Aequitas Innovations Inc.	NEON NEO Connect Inc.	NEOV Aequitas EVO Connect Inc.	NEOX Neo Exchange Inc.	OAC Omicron Acquisition Corp.	SILEX Cboe Silexx, LLC	TLEGS Cboe III, LLC	TRAD Cboe Trading, Inc	TriActCAN TriAct Canada Marketplace LP	VEST Cboe Vest, LLC	Eliminations
Current assets:														
Cash and cash equivalents	-	-	-	1,559,884.58	95,330.76	23,790.27	21,310,834.34	347,896.23	-	-	35,334,140.08	7,102,097.60	-	-
Financial investments	-	-	-	-	-	-	10,630.00	-	-	-	483,342.45	-	-	-
Accounts receivable, net	88,371.14	116,304.08	-	1,623,156.44	62,065.07	-	9,483,431.37	5,320,316.85	11,718,211.86	978,683.94	479,721,019.22	1,648,559.69	754,183.33	(18,990,867,527.97)
Marketing fee receivable	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,100,000.00
Digital assets - safeguarded assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes receivable	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other current assets	-	-	-	25,531.15	-	-	364,566.53	-	-	-	-	49,576.57	-	6,400,000.00
Total current assets	88,371.14	116,304.08	-	3,208,572.17	157,395.83	23,790.27	31,169,462.24	5,668,213.08	11,718,211.86	978,683.94	515,538,501.75	8,800,233.86	754,183.33	(18,986,567,527.97)
Investments	-	8,519,586.02	81,037.05	78,986,506.20	227,356.07	-	-	1,778,180,741.60	-	35,775,870.00	-	-	2,928,216.50	(13,108,301,756.17)
Land	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	-	-	-	(12,350.11	(12,915.13	-	1,026,106.33	-	-	-	-	1,804,387.53	-	78,908,634.24
Operating lease right of use assets	-	-	-	-	-	-	1,880,563.49	-	284,020.71	-	-	-	-	-
Goodwill	-	-	-	-	-	-	-	105,336,844.00	6,680,000.00	-	19,628.00	34,196,978.17	-	-
Intangible assets, net	-	-	-	-	-	-	60,691,459.50	-	637,644.08	-	-	30,120,878.90	-	(1,428,055.44
Other assets, net	-	-	-	97,036.38	46,125.43	-	1,793,698.11	15,619,473.38	-	818,000.00	-	4,736.68	3,700,000.00	(98,846,107.62
Total assets	88,371.14	8,635,890.10	81,037.05	82,279,764.64	417,962.20	23,790.27	96,561,289.67	1,904,805,272.06	19,319,876.65	37,572,553.94	515,558,129.75	74,927,215.14	7,382,399.83	(32,116,234,812.96)
Current liabilities:														
Accounts payable and accrued liabilities	(3,417,235.37	(11,543,874.83	(1,476.01)	(357,443.64	(981,277.85	-	(26,408,862.93	(27,821,457.57	(16,847,482.21	(12,149,643.31	(487,252,682.71)	(1,786,885.39	(185,121.00	18,989,555,814.22
Section 31 fees payable	-	-	-	-	-	-	-	-	-	-	(780,745.65	-	-	-
Deferred revenue	-	-	-	0.01	(7,527.68)	-	(26,150.58	-	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	-	5,662.39	1,476.01	-	-	-	-	-	-	-	-	-	-	-
Current portion of long-term debt	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Current portion of contingent consideration liabilities	-	-	-	-	-	-	-	-	2.72	-	-	-	-	-
Deferred tax liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	(3,417,235.37	(11,538,212.44	-	(357,443.63	(988,805.53	-	(26,435,013.51	(27,821,457.57	(16,847,479.49	(12,149,643.31	(488,033,428.36)	(1,786,885.39	(185,121.00	18,989,555,814.22
Long-term debt	-	-	-	-	-	-	-	-	-	-	-	-	-	15,619,473.38
Non-current unreocgnized tax benefits	(381,356.00	-	-	-	-	-	-	(14,231,306.00	-	-	(2,682,082.00	-	-	-
Deferred income taxes	83,520.00	2,440,347.54	-	-	-	-	(12,176,604.06	(34,982,301.00	1,359,510.00	-	599,758.00	-	23.00	-
Non-current operating lease liabilities	-	-	-	-	-	-	(1,466,266.34	-	(223,724.94	-	-	-	-	-
Non-current portion of contingent consideration liabil	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other non-current liabilities	-	-	-	-	-	-	(384,178.40	-	-	-	-	-	-	-
Total liabilities	(3,715,071.37	(9,097,864.90	-	(357,443.63	(988,805.53	-	(40,462,062.31	(77,035,064.57	(15,711,694.43	(12,149,643.31	(490,115,752.36)	(1,786,885.39	(185,098.00	19,005,175,287.60
Stockholders' equity:														
Common stock	-	-	-	-	-	-	-	(2.00)	-	-	(1.00)	-	(52,635.46	1,383,330.78
Common stock in treasury, at cost	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,280,080.03
Additional paid-in capital	33,721,917.02	4,346,852.54	(109,809.53	(85,460,211.36	663,557.03	(25,461.80	(59,326,370.18	(1,557,921,447.25	(5,451,303.16	(25,296,300.33	(6,968,160.85	(103,711,748.95)	(29,839,256.37	12,929,362,008.8
Retained earnings	(30,095,216.79	265,984.81	-	288,081.45	(51,182.14	0.58	1,566,767.67	(151,254,359.72)	1,843,120.94	(126,610.30	(18,474,215.54	3,427,241.72	22,694,590.00	(273,046,141.89)
Accumulated other comprehensive income, net	-	(4,150,862.55	28,772.48	3,249,808.90	(41,531.56	1,670.95	1,660,375.15	(118,594,398.52)	-	-	-	27,144,177.48	-	458,640,407.62
Total Cboe Global Markets, Inc.	3,626,700.23	461,974.80	(81,037.05	(81,922,321.01	570,843.33	(23,790.27	(56,099,227.36	(1,827,770,207.49	(3,608,182.22	(25,422,910.63	(25,442,377.39	(73,140,329.75	(7,197,301.83	13,111,059,525.36
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total equity	3,626,700.23	461,974.80	(81,037.05	(81,922,321.01	570,843.33	(23,790.27	(56,099,227.36	(1,827,770,207.49	(3,608,182.22	(25,422,910.63	(25,442,377.39	(73,140,329.75	(7,197,301.83	13,111,059,525.36
Total liabilities and equity	(88,371.14	(8,635,890.10	(81,037.05	(82,279,764.64	(417,962.20	(23,790.27	(96,561,289.67	(1,904,805,272.06	(19,319,876.65	(37,572,553.94	(515,558,129.75)	(74,927,215.14	(7,382,399.83	32,116,234,812.96

Cboe Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2022

(With Independent Auditors' Report Thereon)

Cboe Exchange, Inc.

Table of Contents

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements that involve a number of risks and uncertainties. You can identify these statements by forward-looking words such as “may,” “might,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. All statements that reflect our expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements.

We operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Some factors that could cause actual results to differ include: the loss of our right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations; price competition and consolidation in our industry; decreases in trading or clearing volumes, market data fees or a shift in the mix of products traded on our exchanges; legislative or regulatory changes or changes in tax regimes; our ability to protect our systems and communication networks from security vulnerabilities and breaches; our ability to attract and retain skilled management and other personnel, including compensation inflation; increasing competition by foreign and domestic entities; our dependence on and exposure to risk from third parties; global expansion of operations; factors that impact the quality and integrity of our indices; our ability to manage our growth and strategic acquisitions or alliances effectively; our ability to operate our business without violating the intellectual property rights of others and the costs associated with protecting our intellectual property rights; our ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of our systems; misconduct by those who use our markets or our products; damage to our reputation; the ability of our compliance and risk management methods to effectively monitor and manage our risks; our ability to maintain an investment grade credit rating; long-lived assets, the accuracy of our estimates and expectations; litigation risks and other liabilities.

We do not undertake, and we expressly disclaim, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2022, and the related statements of income, changes in stockholder's equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 16, 2023

Cboe Exchange, Inc.
Statement of Financial Condition
December 31, 2022
(in thousands, except share and per share amounts)

Assets		
Current assets:		
Accounts receivable	$	78,803
Receivables from affiliates		89,622
Other assets		19,269
Total current assets		187,694
Investments		333
Property and equipment--net of accumulated depreciation of $51,882		1,142
Data processing software--net of accumulated amortization of $56,628		1,699
Goodwill and intangibles, net		192
Deferred income taxes, net		24,136
Notes receivable, net		11,340
Total assets	$	226,536
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	107,944
Section 31 fees payable		15,973
Payables to affiliates		11,544
Deferred revenue		7,646
Total current liabilities		143,107
Unrecognized tax benefits		87,785
Stockholder's equity:		
Common stock, $0.01 par value: 1,000 shares authorized and outstanding		—
Additional paid-in capital		26,967
Accumulated deficit		(31,323)
Total stockholder's deficit		(4,356)
Total liabilities and stockholder's deficit	$	226,536

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Income
Year ended December 31, 2022
(in thousands)

Revenues:		
Transaction fees	$	716,338
Access and capacity fees		96,936
Market data fees		23,253
Regulatory fees		53,082
Other revenue		2,954
Total revenues		892,563
Cost of revenues:		
Liquidity payments		8,209
Routing and clearing		19,570
Section 31 fees		27,306
Royalty fees		104,841
Total cost of revenues		159,926
Revenues less cost of revenues		732,637
Operating expenses:		
Compensation and benefits		61,814
Management fee		12,150
Depreciation and amortization		1,034
Technology support services		10,015
Professional fees and outside services		23,524
Travel and promotional expenses		11,130
Facilities costs		6,761
Other expenses		2,794
Total operating expenses		129,222
Operating income		603,415
Non-operating income:		
Other income		222
Income before income tax provision		603,637
Income tax provision		197,377
Net income	$	406,260

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Changes in Stockholder's Equity (Deficit)
Year ended December 31, 2022
(in thousands)

	Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Total stockholder's equity (deficit)
Balance at January 1, 2022	$ —	$ 26,967	$ 12,417	$ 39,384
Distribution to Parent	—	—	(450,000)	(450,000)
Net income	—	—	406,260	406,260
Balance at December 31, 2022	$ —	$ 26,967	$ (31,323)	$ (4,356)

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2022
(in thousands)

Cash flows from operating activities:		
Net income	$	406,260
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization		1,034
Deferred income tax benefit		(9,235)
Loss on disposal of assets		(291)
Changes in assets and liabilities:		
Accounts receivable		(13,155)
Receivables from affiliates		7,521
Other assets		(12,836)
Notes receivable		(4,304)
Accounts payable and accrued liabilities		63,904
Section 31 fees payable		13,585
Payables to affiliates		3,705
Deferred revenue		(3,140)
Unrecognized tax benefits		(7,544)
Net cash from operating activities		445,504
Cash flows used in financing activities:		
Distribution to Parent		(450,000)
Net cash used in financing activities		(450,000)
Decrease in cash		(4,496)
Cash:		
Beginning of year		4,496
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	102,222

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe Exchange, Inc. ("the Company" or "Cboe Options"), a wholly-owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is a market for the trading of exclusive options on various market indices ("index options"), as well as on non-exclusive "multi-listed" options, such as options on the stocks of individual corporations ("equity options") and options on other exchange-traded products ("ETP options"), such as exchange-traded funds ("ETF options"), exchange-traded notes ("ETN options"), and certain other index options. The Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York. The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain order to other market centers. In a letter dated June 16, 2023, the Parent stated that to the extent necessary to permit the Company to meet its ongoing operating requirements, the Parent will not require repayment of certain balances or other loans/advances that the Parent or its affiliates may provide to the Company subsequent to December 31, 2022, until subsequent to June 30, 2024.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company, as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Management believes that it transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore, concentrations of credit risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Investments

Investments represent the Company's investment in OCC, which is accounted for using the measurement alternative as there is an absence of readily determinable fair value for the investment and the Company cannot exercise significant influence over the investment based upon the ownership interest held.

Investments are periodically reviewed to determine whether any events or changes in circumstances indicate that the investments may be other than temporarily impaired. In the event of impairment, the Company would recognize a loss for the difference between the carrying amount and the estimated fair value of the investment.

(g) Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred.

Long lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

(h) Data Processing Software, Net

The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities. Estimated useful lives are three to five years for internally developed and other data processing software, generally are five years or less for other assets, and seven years for software related to the Company's migration onto the Parent's technology.

(i) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(j) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from OPRA and fees charged to customers for proprietary market data. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Proprietary market data also includes revenue from various licensing agreements. Both

(in thousands, unless otherwise noted)

types of market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligation.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Investments

Cboe holds a 20% investment in OCC, which is accounted for using the measurement alternative given the absence of readily determinable fair values for the investment and due to the Company's inability to exercise significant influence over the investment based upon the ownership interest held. The Company's contributed capital to OCC has been recorded under investments in the statement of financial condition as of December 31, 2022. Under OCC's current capital management policy, which was approved by the SEC on January 24, 2020, if OCC's equity capital falls below certain defined thresholds, OCC can access additional capital through an operational loss fee charged to clearing members. None of OCC's shareholders has any obligation to contribute capital to OCC under the capital management policy, nor does any shareholder have the right to receive dividends from OCC under such policy. The Company's investment in OCC as of December 31, 2022 is $333 thousand.

(4) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes paid to Consolidated Audit Trail, LLC to fund the implementation and operation of the consolidated audit trail ("CAT"). CAT involves the creation of an audit trail that is required by SEA Rule 613, and it strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. Consolidated Audit Trail, LLC is a national market system plan that was created by self-regulatory organizations that include the Company, the other U.S. national securities exchanges, and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

The funding of the CAT's implementation and operations is ultimately expected to be provided by Plan Participants and by broker-dealers (who are referred to as "Industry Members"). However, until a funding model is established, the funding to date has solely been provided by the Plan Participants

(in thousands, unless otherwise noted)

in exchange for promissory notes. Until the SEC approves a funding model that shares the cost of the CAT between the Plan Participants and Industry Members, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. A portion of the promissory notes is expected to be repaid to the Plan Participants by Consolidated Audit Trail, LLC once proposed plan amendments and related fee filings associated with a funding model are effective and associated Industry Members fees are collected by the Consolidated Audit Trail, LLC pursuant to the CAT funding model. In addition to assessing these CAT fees to Industry Members to cover a portion of the CAT historical costs funded to date by the Plan Participants' promissory notes, the proposed CAT funding model also provides a framework for ongoing costs to be funded by Consolidated Audit Trail, LLC assessing CAT fees to both Plan Participants and Industry Members. Once these ongoing CAT fees become effective through fee filings submitted by the Plan Participants, it is anticipated there will no longer be any promissory notes provided by the Plan Participants to Consolidated Audit Trail, LLC.

Until the fees for historical CAT costs that are associated with the promissory notes are collected from Industry Members and remitted by Consolidated Audit Trail, LLC to the Plan Participants, the Plan Participants may continue to incur additional significant costs, including additional promissory notes to fund CAT. The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on various potential outcomes under the proposed funding models pending with the SEC. As of December 31, 2022, the notes receivable, net balance was $11.3 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2022:

	Balance at December 31, 2021	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2022
Allowance for notes receivable credit losses	$ 3,939	$ —	$ —	$ —	$ 3,939

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2022:

Compensation and benefits	$ 61,814
Management fee	12,150
Technology support services	10,001
Professional fees and outside services	7,526
Travel and promotional expenses	5,447
Facilities costs	6,852
	$ 103,790

(in thousands, unless otherwise noted)

(6) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2022:

Royalties	$ 29,919
Marketing fee payable	8,441
Accounts payable	1,788
Current portion of tax uncertainties	61,552
Accrued liabilities	6,244
	$ 107,944

(7) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2022:

	Balance at December 31, 2021	Cash Additions	Revenue Recognition	Balance at December 31, 2022
Option regulatory fee (1)	$ 10,764	$ —	$ (3,185)	$ 7,579
Liquidity provider sliding scale	—	7,200	(7,200)	—
Other, net	22	374	(329)	67
Total deferred revenue	$ 10,786	$ 7,574	$ (10,714)	$ 7,646

(1) The Company assesses ORF to each Trading Permit Holder for all options transactions executed or cleared by the Trading Permit Holder that are cleared by OCC, regardless of the exchange on which the transaction occurs. The fee is collected indirectly from Trading Permit Holders through their clearing firms by OCC on behalf of the Company. Under the Company's rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. The amount in deferred revenue represents the fees collected that are in excess of regulatory expenses.

(8) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2022:

Deferred tax assets:	
Unrecognized tax benefits	$ 25,114
Allowance for credit losses	987
Investments	135
Other	355
Subtotal	26,591
Valuation allowance	(489)
Total deferred tax assets	$ 26,102
Deferred tax liabilities:	
Property and equipment	$ (713)
Accrued compensation	(1,035)
Prepaid expenses	(218)
Total deferred tax liabilities	(1,966)
Net deferred tax assets	$ 24,136

(in thousands, unless otherwise noted)

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $489 thousand was recorded against gross deferred tax assets for certain capital losses as of December 31, 2022.

The provision for income taxes for the year ended December 31, 2022 consists of the following:

Current tax expense:		
Federal	$	126,969
State		79,643
Total current tax expense		206,612
Deferred income tax benefit:		
Federal		(8,568)
State		(667)
Total deferred income tax benefit		(9,235)
Income tax provision	$	197,377

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2022 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	126,765	21.0%
Increase in income tax resulting from:			
State income taxes		25,434	4.2%
Change in unrecognized tax benefit		44,789	7.4%
Other		389	0.1%
Income tax provision and effective income tax rate	$	197,377	32.7%

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties, is as follows:

Balance at January 1, 2022	$	78,770
Gross increases on unrecognized tax benefits in current period		20,175
Gross increases on unrecognized tax benefits in prior period		15,097
Gross decreases on unrecognized tax benefits in prior period		(5,547)
Balance at December 31, 2022	$	108,495

As of December 31, 2022, the Company had $91.9 million of unrecognized tax benefits, net of federal benefit which, if recognized in the future, would affect the effective income tax rate.

Reductions to unrecognized tax benefits from the lapse of the applicable statutes of limitations and potential audit settlements during the next twelve months are estimated to be approximately $34.4 million.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $19.9 million for the period ended December 31, 2022. Accrued interest and penalties were $40.8 million as of December 31, 2022. The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro rata basis.

(in thousands, unless otherwise noted)

The Company's open tax years are generally 2019 through 2022. The Company is under income tax examination for federal tax purposes and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Parent petitioned the U.S. Tax Court for a redetermination of IRS notices of deficiency for the Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. These petitions resulted in the establishment of three cases before the U.S. Tax Court. The case applicable to the Company is outlined below in the following paragraph.

Case (8823-18) involves the Company related to tax years 2011 through 2013. The Petition was filed on May 7, 2018, and the Answer was filed on July 13, 2018. The case was originally scheduled for trial starting on March 25, 2019. On January 31, 2019, the U.S. Tax Court granted a motion for a continuation of the trial. An Amended Petition was filed on February 12, 2019, and the Answer to the Amended Petition was filed on April 12, 2019. A protective order was entered on November 6, 2020. On August 16, 2021, the U.S. Tax Court denied a motion to stay proceedings. On August 26, 2022, the IRS filed a motion for partial summary judgment. On February 2, 2023, the U.S. Tax Court issued an order denying the IRS's motion for partial summary judgement. Discovery is ongoing in this case. A trial date has not been established for this case.

The Parent filed a complaint on October 8, 2018 (18-1548T) with the Court of Federal Claims for a refund of the Company's Section 199 claims related to tax years 2008 through 2010. An Amended Complaint was filed on October 26, 2018, and the Answer was filed on March 15, 2019. On May 2, 2019, the parties filed a joint motion to stay the case pending a decision in the second case (8823-18) before the U.S. Tax Court. The Court of Federal Claims granted the joint motion to stay the case on May 2, 2019. The stay remains in effect and joint status reports are filed every six months. The last status report was filed on March 22, 2023, and the next status report is due on September 22, 2023.
As a result of the Section 199 Opinion, the Company's Section 199 positions no longer meet the recognition threshold provided by ASC 740-10. Accordingly, in the first quarter of 2022, the Company increased its provision for income taxes in order to fully reserve for the expected aggregate amount of additional liabilities that the Company currently expects would result from these cases if they were all decided against the Company.

(9) Commitments and Contingencies

Legal Proceedings

As of December 31, 2022, the Company was subject to the various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

(in thousands, unless otherwise noted)

As of December 31, 2022, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

Contractual Obligations

The Company has contractual obligations related to licensing agreements with various licensors, some of which included fixed fees and/or variable fees calculated using agreed upon contracted rates and reported cleared volumes. Certain licensing agreements contain annual minimum fee requirements that total between $15.0 and $16.0 million each year for the next five years.

See also Note 4 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 8 ("Income Taxes").

(10) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2022 through June 16, 2023, the date the financial statements were available to be issued. There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2022.

Cboe BZX Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2022

(With Independent Auditors' Report Thereon)

Cboe BZX Exchange, Inc.

Table of Contents

Cautionary Statements Regarding Forward-looking Information

This document contains forward-looking statements that involve a number of risks and uncertainties. You can identify these statements by forward-looking words such as "may," "might," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," and the negative of these terms and other comparable terminology. All statements that reflect our expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements.

We operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Some factors that could cause actual results to differ include: the loss of our right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations; price competition and consolidation in our industry; decreases in trading or clearing volumes, market data fees or a shift in the mix of products traded on our exchanges; legislative or regulatory changes or changes in tax regimes; our ability to protect our systems and communication networks from security vulnerabilities and breaches; our ability to attract and retain skilled management and other personnel, including compensation inflation; increasing competition by foreign and domestic entities; our dependence on and exposure to risk from third parties; global expansion of operations; factors that impact the quality and integrity of our indices; our ability to manage our growth and strategic acquisitions or alliances effectively; our ability to operate our business without violating the intellectual property rights of others and the costs associated with protecting our intellectual property rights; our ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of our systems; misconduct by those who use our markets or our products; damage to our reputation; the ability of our compliance and risk management methods to effectively monitor and manage our risks; our ability to maintain an investment grade credit rating; long-lived assets, the accuracy of our estimates and expectations; litigation risks and other liabilities.

We do not undertake, and we expressly disclaim, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe BZX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe BZX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2022, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 16, 2023

Cboe BZX Exchange, Inc.
Statement of Financial Condition
December 31, 2022
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	62,832
Receivables from affiliates		15,889
Interest receivable		1
Other receivables		5,418
Total current assets		84,140
Deferred income taxes		8,031
Notes receivable, net		25,599
Total assets	$	117,770
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	28,914
Section 31 fees payable		56,176
Payables to affiliates		2,719
Other current liabilities		333
Total current liabilities		88,142
Unrecognized tax benefits		25,401
Stockholder's equity:		
Retained earnings		4,227
Total stockholder's equity		4,227
Total liabilities and stockholder's equity	$	117,770

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Income
Year ended December 31, 2022
(In thousands)

Revenues:		
Transaction fees	$	870,997
Access and capacity fees		50,998
Market data fees		62,113
Regulatory fees		137,312
Other revenue		2,568
Total revenues		1,123,988
Cost of revenues:		
Liquidity payments		781,816
Routing and clearing		30,881
Section 31 fees		135,102
Royalty fees		185
Total cost of revenues		947,984
Revenues less cost of revenues		176,004
Operating expenses:		
Compensation and benefits		57,092
Management fee		10,916
Technology support services		13,423
Professional fees and outside services		15,203
Travel and promotional expenses		3,514
Facilities costs		4,121
Other expenses		2
Total operating expenses		104,271
Operating income		71,733
Non-operating income:		
Interest income		1
Income before income tax provision		71,734
Income tax provision		24,083
Net income	$	47,651

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2022
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at January 1, 2022	$ 11,576	$ 11,576
Distribution to Parent	(55,000)	(55,000)
Net income	47,651	47,651
Balance at December 31, 2022	$ 4,227	$ 4,227

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2022
(In thousands)

Cash flows from operating activities:		
Net income	$	47,651
Adjustments to reconcile net income to net cash from operating activities:		
Deferred income tax benefit		(1,059)
Changes in assets and liabilities:		
Accounts receivable		6,291
Receivables from affiliates		(15,889)
Interest receivable		(1)
Other receivables		(4,069)
Notes receivable		(9,402)
Accounts payable and accrued liabilities		(7,693)
Section 31 fees payable		40,566
Payables to affiliates		(1,697)
Other current liabilities		(202)
Unrecognized tax benefits		504
Net cash from operating activities		55,000
Cash flows used in financing activities:		
Distribution to Parent		(55,000)
Net cash used in financing activities		(55,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	22,179

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe BZX Exchange, Inc. ("the Company" or "BZX") a wholly-owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is an electronic market for the trading of listed cash equity securities and listed equity options in the United States ("U.S."). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity and options trading, the Company also lists Exchange Traded Products (ETPs") and provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York. In a letter dated June 16, 2023, the Parent stated that to the extent necessary to permit the Company to meet its ongoing operating requirements, the Parent will not require repayment of certain balances or other loans/advances that the Parent or its affiliates may provide to the Company subsequent to December 31, 2022, until subsequent to June 30, 2024.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation ("DTCC") and The Options Clearing Corporation ("OCC"), the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"), and market data fees associated with the U.S. tape plans. Management believes that it transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through the DTCC as well as the OCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable or other receivables. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes paid to Consolidated Audit Trail, LLC to fund the implementation and operation of the consolidated audit trail ("CAT"). CAT involves the creation of an audit trail that is required by SEA Rule 613, and it strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. Consolidated Audit Trail, LLC is a national market system plan that was created by self-regulatory organizations that include the Company, the other U.S. national securities exchanges, and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

(in thousands, unless otherwise noted)

The funding of the CAT's implementation and operations is ultimately expected to be provided by Plan Participants and by broker-dealers (who are referred to as "Industry Members"). However, until a funding model is established, the funding to date has solely been provided by the Plan Participants in exchange for promissory notes. Until the SEC approves a funding model that shares the cost of the CAT between the Plan Participants and Industry Members, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. A portion of the promissory notes is expected to be repaid to the Plan Participants by Consolidated Audit Trail, LLC once proposed plan amendments and related fee filings associated with a funding model are effective and associated Industry Members fees are collected by the Consolidated Audit Trail, LLC pursuant to the CAT funding model. In addition to assessing these CAT fees to Industry Members to cover a portion of the CAT historical costs funded to date by the Plan Participants' promissory notes, the proposed CAT funding model also provides a framework for ongoing costs to be funded by Consolidated Audit Trail, LLC assessing CAT fees to both Plan Participants and Industry Members. Once these ongoing CAT fees become effective through fee filings submitted by the Plan Participants, it is anticipated there will no longer be any promissory notes provided by the Plan Participants to Consolidated Audit Trail, LLC.

Until the fees for historical CAT costs that are associated with the promissory notes are collected from Industry Members and remitted by Consolidated Audit Trail, LLC to the Plan Participants, the Plan Participants may continue to incur additional significant costs, including additional promissory notes to fund CAT. The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on various potential outcomes under the proposed funding models pending with the SEC. As of December 31, 2022, the notes receivable, net balance was $25.6 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2022.

	Balance at December 31, 2021	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2022
Allowance for notes receivable credit losses	$ 7,976	$ —	$ —	$ —	$ 7,976

(4) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2022:

Accounts payable	$ 25,197
Accrued liabilities	3,717
	$ 28,914

(in thousands, unless otherwise noted)

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries to the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2022:

Compensation and benefits	$	57,092
Management fee		10,916
Technology support services		12,317
Professional fees and outside services		7,762
Travel and promotional expenses		3,514
Facilities costs		4,121
	$	95,722

(6) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2022:

Deferred tax assets:		
Unrecognized tax benefits	$	5,933
Allowance for credit losses		2,004
Property, equipment and technology, net		93
Other		61
Subtotal		8,091
Valuation allowance		(60)
Total deferred tax assets	$	8,031

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $60 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2022.

(in thousands, unless otherwise noted)

The income tax provision for the year ended December 31, 2022 consists of the following:

Current tax expense:		
Federal	$	15,702
State		9,440
Total current tax expense		25,142
Deferred income tax benefit:		
Federal		(1,045)
State		(14)
Total deferred income tax benefit		(1,059)
Income tax provision	$	24,083

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2022 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	15,064	21.0 %
(Decrease) increase in income tax resulting from:			
Foreign-derived intangible income		(369)	(0.5)%
State income taxes		3,085	4.3 %
Change in unrecognized tax benefits		6,291	8.8 %
Change in valuation allowance		(2)	- %
Other		14	- %
Income tax provision	$	24,083	33.6 %

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at January 1, 2022	$	19,850
Gross increases on unrecognized tax benefits in current period		2,225
Gross increases on unrecognized tax benefits in prior period		2,790
Gross decreases on unrecognized tax benefits in prior period		0
Settlement with taxing authorities		(2,954)
Balance at December 31, 2022	$	21,911

As of December 31, 2022, the Company had $17.8 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective income tax rate. Reductions to unrecognized tax benefits from the lapse of the applicable statutes of limitations and potential audit settlements during the next twelve months are estimated to be approximately $2.5 million.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company’s statement of income and were $1.9 million for the period ended December 31, 2022. Accrued interest and penalties were $7.2 million as of December 31, 2022. The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company’s open tax years are generally 2019 through 2022. The Company is under examination for federal purposes and in certain states for various periods. The Company believes the aggregate

(in thousands, unless otherwise noted)

amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. The Parent petitioned the U.S. Tax Court for a redetermination of IRS notices of Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. These petitions resulted in the establishment of three cases before the U.S. Tax Court. The cases applicable to the Company are outlined below in the following paragraphs.

Case (1068-17) involves the Company related to tax years 2011 through 2013. The Petition was filed on January 13, 2017, and the Answer was filed on March 17, 2017. A protective order was entered on December 16, 2019. A bench trial was held remotely from May 24, 2021, to June 1, 2021. On March 31, 2022, the U.S. Tax Court issued its decision rejecting the Company’s basis for its Petition (the “Opinion”). On May 26, 2022, the U.S. Tax Court entered its decision, which gave effect to the Opinion. On August 12, 2022, the Company filed a notice of appeal with the U.S. Court of Appeals for the 10th Circuit, and briefing concluded in February 2023. Oral Argument occurred on May 18, 2023. The Company is waiting to receive a decision from the 10th Circuit.

Case (23650-18) involves the Company related to tax years 2014 and 2015. The Petition was filed on November 29, 2018, and the Answer was filed on February 4, 2019. A trial judge was assigned on April 24, 2019. An Amended Petition was filed on January 14, 2022, and the Answer to the Amended Petition was filed on February 23, 2022. Discovery is ongoing and joint status reports are filed every six months. The last status report was filed on May 30, 2023, and the next status report is due on November 28, 2023. A trial date has not been established for this case.

As a result of the Section 199 Opinion, the Company's Section 199 positions no longer meet the threshold provided by ASC 740-10. Accordingly, in the first quarter of 2022, the Company increased its provision for income taxes in order to fully reserve for the aggregate amount of additional liabilities that the Company currently expects would result from these cases if they were all decided against the Company.

(7) Commitments and Contingencies

Legal Proceedings

As of December 31, 2022, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company’s assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2022, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC Division of Enforcement and CFTC Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 6 ("Income Taxes").

(8) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2022 through June 16, 2023, which is the date the financial statements were available to be issued. There have been no subsequent events that have occurred during such period that would require disclosure in the financial statements, or would be required to be recognized in the financial statements as of and for the year ended December 31, 2022.

Cboe BYX Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2022

(With Independent Auditors' Report Thereon)

Cboe BYX Exchange, Inc.

Table of Contents

Cautionary Statements Regarding Forward-looking Information

This document contains forward-looking statements that involve a number of risks and uncertainties. You can identify these statements by forward-looking words such as “may,” “might,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. All statements that reflect our expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements.

We operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Some factors that could cause actual results to differ include: the loss of our right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations; price competition and consolidation in our industry; decreases in trading or clearing volumes, market data fees or a shift in the mix of products traded on our exchanges; legislative or regulatory changes or changes in tax regimes; our ability to protect our systems and communication networks from security vulnerabilities and breaches; our ability to attract and retain skilled management and other personnel, including compensation inflation; increasing competition by foreign and domestic entities; our dependence on and exposure to risk from third parties; global expansion of operations; factors that impact the quality and integrity of our indices; our ability to manage our growth and strategic acquisitions or alliances effectively; our ability to operate our business without violating the intellectual property rights of others and the costs associated with protecting our intellectual property rights; our ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of our systems; misconduct by those who use our markets or our products; damage to our reputation; the ability of our compliance and risk management methods to effectively monitor and manage our risks; our ability to maintain an investment grade credit rating; long-lived assets, the accuracy of our estimates and expectations; litigation risks and other liabilities.

We do not undertake, and we expressly disclaim, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors’ Report

The Board of Directors
Cboe BYX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe BYX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2022, and the related statements of income, changes in stockholder’s equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 16, 2023

Cboe BYX Exchange, Inc.
Statement of Financial Condition
December 31, 2022
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	9,363
Receivables from affiliates		9,225
Total current assets		18,588
Deferred income taxes		3,497
Notes receivable, net		13,259
Total assets	$	35,344
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	5,679
Section 31 fees payable		9,215
Payables to affiliates		446
Other current liabilities		273
Total current liabilities		15,613
Unrecognized tax benefits		10,843
Stockholder's equity:		
Retained earnings		8,888
Total stockholder's equity		8,888
Total liabilities and stockholder's equity	$	35,344

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Statement of Income
Year ended December 31, 2022
(In thousands)

Revenues:		
Transaction fees	$	74,936
Access and capacity fees		23,574
Market data fees		11,402
Regulatory fees		23,886
Total revenues		133,798
Cost of revenues:		
Liquidity payments		46,672
Routing and clearing		7,492
Section 31 fees		23,587
Total cost of revenues		77,751
Revenues less cost of revenues		56,047
Operating expenses:		
Compensation and benefits		7,636
Management fee		1,458
Technology support services		2,336
Professional fees and outside services		4,471
Travel and promotional expenses		336
Facilities costs		277
Other expenses		2
Total operating expenses		16,516
Income before income tax provision		39,531
Income tax provision		12,347
Net income	$	27,184

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2022
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at January 1, 2022	$ 5,704	$ 5,704
Distribution to Parent	(24,000)	(24,000)
Net income	27,184	27,184
Balance at December 31, 2022	$ 8,888	$ 8,888

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2022
(In thousands)

Cash flows from operating activities:		
Net income	$	27,184
Adjustments to reconcile net income to net cash from operating activities:		
Deferred income tax benefit		(544)
Changes in assets and liabilities:		
Accounts receivable		(1,222)
Receivables from affiliates		(7,464)
Notes receivable		(5,099)
Accounts payable and accrued liabilities		3,583
Section 31 fees payable		6,194
Payables to affiliates		50
Other current liabilities		(2)
Unrecognized tax benefits		1,320
Net cash from operating activities		24,000
Cash flows used in financing activities:		
Distribution to Parent		(24,000)
Net cash used in financing activities		(24,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	11,494

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe BYX Exchange, Inc. ("the Company" or "BYX") a wholly-owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is an electronic market for the trading of listed cash equity securities in the United States ("U.S."). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation ("DTCC") and market data fees associated with the U.S. tape plans. Accounts receivable are primarily collected through the DTCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes paid to Consolidated Audit Trail, LLC to fund the implementation and operation of the consolidated audit trail ("CAT"). CAT involves the creation of an audit trail that is required by SEA Rule 613, and it strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. Consolidated Audit Trail, LLC is a national market system plan that was created by self-regulatory organizations that include the Company, the other U.S. national securities exchanges, and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

The funding of the CAT's implementation and operations is ultimately expected to be provided by Plan Participants and by broker-dealers (who are referred to as "Industry Members"). However, until a funding model is established, the funding to date has solely been provided by the Plan Participants in exchange for promissory notes. Until the SEC approves a funding model that shares the cost of the CAT between the Plan Participants and Industry Members, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. A portion of the promissory notes is expected to be repaid to the Plan Participants by Consolidated Audit Trail, LLC once proposed plan amendments and related fee filings associated with a funding model are effective and associated Industry Members fees are collected by the Consolidated Audit Trail, LLC pursuant to the CAT funding model. In addition to assessing these CAT fees to Industry Members to cover a portion of the CAT historical costs funded to date by the Plan Participants' promissory notes,

(in thousands, unless otherwise noted)

the proposed CAT funding model also provides a framework for ongoing costs to be funded by Consolidated Audit Trail, LLC assessing CAT fees to both Plan Participants and Industry Members. Once these ongoing CAT fees become effective through fee filings submitted by the Plan Participants, it is anticipated there will no longer be any promissory notes provided by the Plan Participants to Consolidated Audit Trail, LLC.

Until the fees for historical CAT costs that are associated with the promissory notes are collected from Industry Members and remitted by Consolidated Audit Trail, LLC to the Plan Participants, the Plan Participants may continue to incur additional significant costs, including additional promissory notes to fund CAT. The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on various potential outcomes under the proposed funding models pending with the SEC. As of December 31, 2022, the notes receivable, net balance was $13.3 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2022:

	Balance at December 31, 2021	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2022
Allowance for notes receivable credit losses	$ 4,036	$ —	$ —	$ —	$ 4,036

(4) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2022:

Accounts payable	$ 4,506
Accrued liabilities	1,173
	$ 5,679

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries to the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm’s length basis.

(in thousands, unless otherwise noted)

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2022:

Compensation and benefits	$	7,636
Management fee		1,458
Technology support services		1,961
Professional fees and outside services		1,103
Travel and promotional expenses		336
Facilities costs		277
	$	12,771

(6) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2022:

Deferred tax assets:		
Unrecognized tax benefits	$	2,471
Allowance for credit losses		1,001
Property, plant and equipment, net		25
Total deferred tax assets	$	3,497

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The income tax provision for the year ended December 31, 2022 consists of the following:

Current tax expense:		
Federal	$	8,340
State		4,551
Total current tax expense		12,891
Deferred income tax benefit:		
Federal		(517)
State		(27)
Total deferred income tax benefit		(544)
Income tax provision	$	12,347

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2022 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	8,301	21.0 %
Increase in income tax resulting from:			
State income taxes		1,561	3.9 %
Change in unrecognized tax benefits		2,473	6.3 %
Other		12	— %
Income tax provision	$	12,347	31.2 %

(in thousands, unless otherwise noted)

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at January 1, 2021	$	7,749
Gross increases on tax positions in current period		1,336
Gross increases on tax positions in prior period		774
Gross decreases on tax positions in prior period		(8)
Settlement with taxing authorities		(490)
Balance at December 31, 2021	$	9,361

As of December 31, 2022, the Company had $7.5 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective income tax rate. Reductions to unrecognized tax benefits from the lapse of the applicable statutes of limitations and potential audit settlements during the next twelve months are estimated to be approximately $0.8 million.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $0.7 million for the period ended December 31, 2022. Accrued interest and penalties were $2.7 million as of December 31, 2022. The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company's open tax years are generally 2019 through 2022. The Company is under examination for federal purposes and in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. The Parent petitioned the U.S. Tax Court for a redetermination of IRS notices of Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. These petitions resulted in the establishment of three cases before the U.S. Tax Court. The cases applicable to the Company are outlined below in the following paragraphs.

Case (1068-17) involves the Company related to tax years 2011 through 2013. The Petition was filed on January 13, 2017, and the Answer was filed on March 17, 2017. A protective order was entered on December 16, 2019. A bench trial was held remotely from May 24, 2021, to June 1, 2021. On March 31, 2022, the U.S. Tax Court issued its decision rejecting the Company's basis for its Petition (the "Opinion"). On May 26, 2022, the U.S. Tax Court entered its decision, which gave effect to the Opinion. On August 12, 2022, the Company filed a notice of appeal with the U.S. Court of Appeals for the 10th Circuit, and briefing concluded in February 2023. Oral Argument occurred on May 18, 2023. The Company is waiting to receive a decision from the 10th Circuit.

Case (23650-18) involves the Company related to tax years 2014 and 2015. The Petition was filed on November 29, 2018, and the Answer was filed on February 4, 2019. A trial judge was assigned on April 24, 2019. An Amended Petition was filed on January 14, 2022, and the Answer to the Amended Petition was filed on February 23, 2022. Discovery is ongoing and joint status reports are filed every six months. The last status report was filed on May 30, 2023, and the next status report is due on November 28, 2023. A trial date has not been established for this case.

As a result of the Section 199 Opinion, the Company's Section 199 positions no longer meet the threshold provided by ASC 740-10. Accordingly, in the first quarter of 2022, the Company increased its provision for income taxes in order to fully reserve for the aggregate amount of additional liabilities that the Company currently expects would result from these cases if they were all decided against the Company.

(in thousands, unless otherwise noted)

(7) Commitments and Contingencies

Legal Proceedings

As of December 31, 2022, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2022, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC Division of Enforcement and CFTC Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 6 ("Income Taxes").

(8) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2022 through June 16, 2023, which is the date the financial statements were available to be issued. There have been no subsequent events that have occurred during such period that would require disclosure in the financial statements, or would be required to be recognized in the financial statements as of and for the year ended December 31, 2022.

Cboe EDGA Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2022

(With Independent Auditors' Report Thereon)

Cboe EDGA Exchange, Inc.

Table of Contents

Cautionary Statements Regarding Forward-looking Information

This document contains forward-looking statements that involve a number of risks and uncertainties. You can identify these statements by forward-looking words such as “may,” “might,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. All statements that reflect our expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements.

We operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Some factors that could cause actual results to differ include: the loss of our right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations; price competition and consolidation in our industry; decreases in trading or clearing volumes, market data fees or a shift in the mix of products traded on our exchanges; legislative or regulatory changes or changes in tax regimes; our ability to protect our systems and communication networks from security vulnerabilities and breaches; our ability to attract and retain skilled management and other personnel, including compensation inflation; increasing competition by foreign and domestic entities; our dependence on and exposure to risk from third parties; global expansion of operations; factors that impact the quality and integrity of our indices; our ability to manage our growth and strategic acquisitions or alliances effectively; our ability to operate our business without violating the intellectual property rights of others and the costs associated with protecting our intellectual property rights; our ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of our systems; misconduct by those who use our markets or our products; damage to our reputation; the ability of our compliance and risk management methods to effectively monitor and manage our risks; our ability to maintain an investment grade credit rating; long-lived assets, the accuracy of our estimates and expectations; litigation risks and other liabilities.

We do not undertake, and we expressly disclaim, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe EDGA Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe EDGA Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2022, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 16, 2023

Cboe EDGA Exchange, Inc.
Statement of Financial Condition
December 31, 2022
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	12,033
Receivables from affiliates		5,058
Total current assets		17,091
Deferred income taxes		3,429
Notes receivable, net		13,259
Total assets	$	33,779
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable	$	4,654
Section 31 fees payable		12,140
Payables to affiliates		733
Other current liabilities		250
Total current liabilities		17,777
Unrecognized tax benefits		10,640
Stockholder's equity:		
Retained earnings		5,362
Total stockholder's equity		5,362
Total liabilities and stockholder's equity	$	33,779

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Income
Year ended December 31, 2022
(In thousands)

Revenues:		
Transaction fees	$	102,792
Access and capacity fees		23,241
Market data fees		15,275
Regulatory fees		29,702
Total revenues		171,010
Cost of revenues:		
Liquidity payments		86,595
Routing and clearing		10,846
Section 31 fees		29,304
Total cost of revenues		126,745
Revenues less cost of revenues		44,265
Operating expenses:		
Compensation and benefits		8,626
Management fee		1,661
Technology support services		2,496
Professional fees and outside services		4,722
Travel and promotional expenses		385
Facilities costs		311
Other expenses		2
Total operating expenses		18,203
Income before income tax provision		26,062
Income tax provision		8,378
Net income	$	17,684

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2022
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at January 1, 2022	$ 12,678	$ 12,678
Distribution to Parent	(25,000)	(25,000)
Net income	17,684	17,684
Balance at December 31, 2022	$ 5,362	$ 5,362

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2022
(In thousands)

Cash flows from operating activities:		
Net income	$	17,684
Adjustments to reconcile net income to net cash from operating activities:		
Deferred income tax benefit		(464)
Changes in assets and liabilities		
Accounts receivable		(432)
Receivables from affiliates		4,230
Notes receivable		(5,099)
Accounts payable		12
Section 31 fees payable		8,342
Payables to affiliates		(439)
Other current liabilities		(7)
Unrecognized tax benefits		1,173
Net cash from operating activities		25,000
Cash flows used in financing activities:		
Distribution to Parent		(25,000)
Net cash used in financing activities		(25,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	9,369

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe EDGA Exchange, Inc. ("the Company" or "EDGA") a wholly-owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is an electronic market for the trading of listed cash equity securities in the United States ("U.S."). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York. In a letter dated June 16, 2023, the Parent stated that to the extent necessary to permit the Company to meet its ongoing operating requirements, the Parent will not require repayment of certain balances or other loans/advances that the Parent or its affiliates may provide to the Company subsequent to December 31, 2022, until subsequent to June 30, 2024.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 4 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation ("DTCC") and market data fees associated with the U.S. tape plans. Accounts receivable are primarily collected through the DTCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes paid to Consolidated Audit Trail, LLC to fund the implementation and operation of the consolidated audit trail ("CAT"). CAT involves the creation of an audit trail that is required by SEA Rule 613, and it strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. Consolidated Audit Trail, LLC is a national market system plan that was created by self-regulatory organizations that include the Company, the other U.S. national securities exchanges, and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

The funding of the CAT's implementation and operations is ultimately expected to be provided by Plan Participants and by broker-dealers (who are referred to as "Industry Members"). However, until a funding model is established, the funding to date has solely been provided by the Plan Participants in exchange for promissory notes. Until the SEC approves a funding model that shares the cost of the CAT between the Plan Participants and Industry Members, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the

(in thousands, unless otherwise noted)

promissory notes related to the funding of the implementation and operation of the CAT. A portion of the promissory notes is expected to be repaid to the Plan Participants by Consolidated Audit Trail, LLC once proposed plan amendments and related fee filings associated with a funding model are effective and associated Industry Members fees are collected by the Consolidated Audit Trail, LLC pursuant to the CAT funding model. In addition to assessing these CAT fees to Industry Members to cover a portion of the CAT historical costs funded to date by the Plan Participants' promissory notes, the proposed CAT funding model also provides a framework for ongoing costs to be funded by Consolidated Audit Trail, LLC assessing CAT fees to both Plan Participants and Industry Members. Once these ongoing CAT fees become effective through fee filings submitted by the Plan Participants, it is anticipated there will no longer be any promissory notes provided by the Plan Participants to Consolidated Audit Trail, LLC.

Until the fees for historical CAT costs that are associated with the promissory notes are collected from Industry Members and remitted by Consolidated Audit Trail, LLC to the Plan Participants, the Plan Participants may continue to incur additional significant costs, including additional promissory notes to fund CAT. The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on various potential outcomes under the proposed funding models pending with the SEC. As of December 31, 2022, the notes receivable, net balance was $13.3 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2022:

	Balance at December 31, 2021	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2022
Allowance for notes receivable credit losses	$ 4,036	$ —	$ —	$ —	$ 4,036

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries to the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2022:

Compensation and benefits	$ 8,626
Management fee	1,661
Technology support services	2,106
Professional fees and outside services	1,190
Travel and promotional expenses	385
Facilities costs	311
	$ 14,279

(in thousands, unless otherwise noted)

(5) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2022:

Deferred tax assets:		
Unrecognized tax benefits	$	2,430
Allowance for credit losses		999
Total deferred tax assets	$	3,429

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The income tax provision for the year ended December 31, 2022 consists of the following:

Current tax expense:		
Federal	$	5,476
State		3,366
Total current tax expense		8,842
Deferred income tax benefit:		
Federal		(436)
State		(28)
Total deferred tax liabilities		(464)
Income tax provision	$	8,378

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2022 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	5,473	21.0 %
Increase (decrease) in income tax resulting from:			
State income taxes		1,011	3.9 %
Foreign-derived intangible income		(71)	(0.3)%
Change in unrecognized tax benefits		1,919	7.4 %
Other		46	0.2 %
Income tax provision	$	8,378	32.2 %

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at January 1, 2022	$	7,582
Gross increases on unrecognized tax benefits in current period		839
Gross increases on unrecognized tax benefits in prior period		591
Gross decreases on unrecognized tax benefits in prior period		(4)
Balance at December 31, 2022	$	9,008

As of December 31, 2022, the Company had $7.3 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective income tax rate. Reductions to unrecognized tax

(in thousands, unless otherwise noted)

benefits from the lapse of the applicable statutes of limitations and potential audit settlements during the next twelve months are estimated to be approximately $0.9 million.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $0.7 million for the period ended December 31, 2022. Accrued interest and penalties were $2.9 million as of December 31, 2022. The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company's open tax years are generally 2019 through 2022. The Company is under examination for federal purposes and in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Parent petitioned the U.S. Tax Court for a redetermination of IRS notices of deficiency for the Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. These petitions resulted in the establishment of three cases before the U.S. Tax Court. The case applicable to the Company is outlined below in the following paragraph.

Case (23650-18) involves the Company related to tax years 2014 and 2015. The Petition was filed on November 29, 2018, and the Answer was filed on February 4, 2019. A trial judge was assigned on April 24, 2019. An Amended Petition was filed on January 14, 2022, and the Answer to the Amended Petition was filed on February 23, 2022. Discovery is ongoing and joint status reports are filed every six months. The last status report was filed on May 30, 2023, and the next status report is due on November 28, 2023. A trial date has not been established for this case.

As a result of the Section 199 Opinion, the Company's Section 199 positions no longer meet the threshold provided by ASC 740-10. Accordingly, in the first quarter of 2022, the Company increased its provision for income taxes in order to fully reserve for the aggregate amount of additional liabilities that the Company currently expects would result from these cases if they were all decided against the Company.

(6) Commitments and Contingencies

Legal Proceedings

As of December 31, 2022, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2022, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 (“Notes Receivable, Net”) for information on promissory notes related to the CAT.

See also Note 5 (“Income Taxes”).

(7) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2022 through June 16, 2023, which is the date the financial statements were available to be issued. There have been no subsequent events that have occurred during such period that would require disclosure in the financial statements, or would be required to be recognized in the financial statements as of and for the year ended December 31, 2022.

Cboe EDGX Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2022

(With Independent Auditors' Report Thereon)

Cboe EDGX Exchange, Inc.

Table of Contents

Cautionary Statements Regarding Forward-looking Information

This document contains forward-looking statements that involve a number of risks and uncertainties. You can identify these statements by forward-looking words such as "may," "might," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," and the negative of these terms and other comparable terminology. All statements that reflect our expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements.

We operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Some factors that could cause actual results to differ include: the loss of our right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations; price competition and consolidation in our industry; decreases in trading or clearing volumes, market data fees or a shift in the mix of products traded on our exchanges; legislative or regulatory changes or changes in tax regimes; our ability to protect our systems and communication networks from security vulnerabilities and breaches; our ability to attract and retain skilled management and other personnel, including compensation inflation; increasing competition by foreign and domestic entities; our dependence on and exposure to risk from third parties; global expansion of operations; factors that impact the quality and integrity of our indices; our ability to manage our growth and strategic acquisitions or alliances effectively; our ability to operate our business without violating the intellectual property rights of others and the costs associated with protecting our intellectual property rights; our ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of our systems; misconduct by those who use our markets or our products; damage to our reputation; the ability of our compliance and risk management methods to effectively monitor and manage our risks; our ability to maintain an investment grade credit rating; long-lived assets, the accuracy of our estimates and expectations; litigation risks and other liabilities.

We do not undertake, and we expressly disclaim, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe EDGX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe EDGX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2022, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

KPMG

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 16, 2023

Cboe EDGX Exchange, Inc.
Statement of Financial Condition
December 31, 2022
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	63,336
Receivables from affiliates		11,675
Other receivables		4,229
Total current assets		79,240
Deferred income taxes		4,375
Notes receivable, net		24,300
Total assets	$	107,915
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	36,876
Section 31 fees payable		50,117
Payables to affiliates		1,179
Other current liabilities		374
Total current liabilities		88,546
Unrecognized tax benefits		12,589
Stockholder's equity:		
Additional paid-in capital		24
Retained earnings		6,756
Total stockholder's equity		6,780
Total liabilities and stockholder's equity	$	107,915

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Income
Year ended December 31, 2022
(In thousands)

Revenues:	
Transaction fees	$ 615,003
Access and capacity fees	35,235
Market data fees	51,682
Regulatory fees	118,737
Other revenue	186
Total revenues	820,843
Cost of revenues:	
Liquidity payments	555,781
Routing and clearing	13,174
Section 31 fees	115,956
Total cost of revenues	684,911
Revenues less cost of revenues	135,932
Operating expenses:	
Compensation and benefits	53,802
Management fee	10,372
Technology support services	13,084
Professional fees and outside services	14,414
Travel and promotional expenses	3,288
Facilities costs	3,517
Other expenses	2
Total operating expenses	98,479
Operating income	37,453
Non-operating income:	
Interest income	10
Income before income tax provision	37,463
Income tax provision	11,307
Net income	$ 26,156

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2022
(In thousands)

	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at January 1, 2022	$ 24	$ 50,600	$ 50,624
Distribution to Parent	—	(70,000)	(70,000)
Net income	—	26,156	26,156
Balance at December 31, 2022	$ 24	$ 6,756	$ 6,780

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2022
(In thousands)

Cash flows from operating activities:		
Net income	$	26,156
Adjustments to reconcile net income to net cash from operating activities:		
Deferred income tax benefit		(551)
Changes in assets and liabilities:		
Accounts receivable		(4,117)
Receivables from affiliates		23,096
Other receivables		(3,444)
Notes Receivable		(8,931)
Accounts payable and accrued liabilities		688
Section 31 fees payable		35,054
Payables to affiliates		354
Other current liabilities		(373)
Unrecognized tax benefits		2,068
Net cash from operating activities		70,000
Cash flows used in financing activities:		
Distribution to Parent		(70,000)
Net cash used in financing activities		(70,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	6,816

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe EDGX Exchange, Inc. (“the Company” or “EDGX”) a wholly-owned subsidiary of Cboe Global Markets, Inc. (“the Parent”), is an electronic market for the trading of listed cash equity securities and listed equity options in the United States (“U.S.”). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity and options trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York. In a letter dated June 16, 2023, the Parent stated that to the extent necessary to permit the Company to meet its ongoing operating requirements, the Parent will not require repayment of certain balances or other loans/advances that the Parent or its affiliates may provide to the Company subsequent to December 31, 2022, until subsequent to June 30, 2024.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company’s operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent’s cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits. The Parent’s management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation ("DTCC") and The Options Clearing Corporation ("OCC"), the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"), and market data fees associated with the U.S. tape plans. Management believes that it transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through the DTCC as well as the OCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable or other receivables. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes paid to Consolidated Audit Trail, LLC to fund the implementation and operation of the consolidated audit trail ("CAT"). CAT involves the creation of an audit trail that is required by SEA Rule 613, and it strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. Consolidated Audit Trail, LLC is a national market system plan that was created by self-regulatory organizations that include the Company, the other U.S. national securities exchanges, and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

(in thousands, unless otherwise noted)

The funding of the CAT's implementation and operations is ultimately expected to be provided by Plan Participants and by broker-dealers (who are referred to as "Industry Members"). However, until a funding model is established, the funding to date has solely been provided by the Plan Participants in exchange for promissory notes. Until the SEC approves a funding model that shares the cost of the CAT between the Plan Participants and Industry Members, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. A portion of the promissory notes is expected to be repaid to the Plan Participants by Consolidated Audit Trail, LLC once proposed plan amendments and related fee filings associated with a funding model are effective and associated Industry Members fees are collected by the Consolidated Audit Trail, LLC pursuant to the CAT funding model. In addition to assessing these CAT fees to Industry Members to cover a portion of the CAT historical costs funded to date by the Plan Participants' promissory notes, the proposed CAT funding model also provides a framework for ongoing costs to be funded by Consolidated Audit Trail, LLC assessing CAT fees to both Plan Participants and Industry Members. Once these ongoing CAT fees become effective through fee filings submitted by the Plan Participants, it is anticipated there will no longer be any promissory notes provided by the Plan Participants to Consolidated Audit Trail, LLC.

Until the fees for historical CAT costs that are associated with the promissory notes are collected from Industry Members and remitted by Consolidated Audit Trail, LLC to the Plan Participants, the Plan Participants may continue to incur additional significant costs, including additional promissory notes to fund CAT. The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on various potential outcomes under the proposed funding models pending with the SEC. As of December 31, 2022, the notes receivable, net balance was $24.3 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2022:

	Balance at December 31, 2021	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2022
Allowance for notes receivable credit losses	$ 6,296	$ —	$ —	$ —	$ 6,296

(4) Accounts payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2022:

Accounts payable	$ 28,860
Accrued liabilities	8,016
	$ 36,876

(in thousands, unless otherwise noted)

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries to the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2022:

Compensation and benefits	$	53,802
Management fee		10,372
Technology support services		12,226
Professional fees and outside services		7,460
Travel and promotional expenses		3,288
Facilities costs		3,517
	$	90,665

(6) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2022:

Deferred tax assets:		
Unrecognized tax benefits	$	2,799
Allowance for credit losses		1,576
Investments		27
Subtotal		4,402
Valuation allowance		(27)
Total deferred tax assets	$	4,375

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $27 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2022.

The income tax provision for the year ended December 31, 2022 consists of the following:

Current tax expense:		
Federal	$	7,368
State		4,490
Total current tax expense		11,858
Deferred income tax benefit:		
Federal		(525)
State		(26)
Total deferred income tax benefit		(551)
Income tax provision	$	11,307

(in thousands, unless otherwise noted)

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2022 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	7,867	21.0 %
Increase (decrease) in income tax resulting from:			
State income taxes		1,569	4.2 %
Foreign-derived intangible income		(149)	(0.4)%
Change in unrecognized tax benefits		2,090	5.6 %
Change in valuation allowance		(1)	— %
Other		(69)	(0.2)%
Income tax provision	$	11,307	30.2 %

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at January 1, 2022	$	8,668
Gross increases on unrecognized tax benefits in current period		1,206
Gross increases on unrecognized tax benefits in prior period		452
Gross decreases on unrecognized tax benefits in prior period		(3)
Balance at December 31, 2022	$	10,323

As of December 31, 2022, the Company had $8.2 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective income tax rate. There are no reductions to unrecognized tax benefits anticipated in the next twelve months. Reductions to unrecognized tax benefits from the lapse of the applicable statutes of limitations and potential audit settlements during the next twelve months are estimated to be approximately $0.4 million.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $0.8 million for the period ended December 31, 2022. Accrued interest and penalties were $2.9 million as of December 31, 2022. The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company's open tax years are generally 2019 through 2022. The Company is under examination for federal purposes and in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. The Parent petitioned the U.S. Tax Court for a redetermination of IRS notices of deficiency for the Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. These petitions resulted in the establishment of three cases before the U.S. Tax Court. The case applicable to the Company is outlined below in the following paragraph.

Case (23650-18) involves the Company related to tax years 2014 and 2015. The Petition was filed on November 29, 2018, and the Answer was filed on February 4, 2019. A trial judge was assigned on April 24, 2019. An Amended Petition was filed on January 14, 2022, and the Answer to the Amended Petition was filed on February 23, 2022. Discovery is ongoing and joint status reports are filed every six months. The last status report was filed on May 30, 2023, and the next status report is due on November 28, 2023. A trial date has not been established for this case.

As a result of the Section 199 Opinion, the Company's Section 199 positions no longer meet the threshold provided by ASC 740-10. Accordingly, in the first quarter of 2022, the Company increased its provision for income taxes in order to fully reserve for the aggregate amount of additional liabilities that the Company currently expects would result from these cases if they were all decided against the Company.

(7) Commitments and Contingencies

Legal Proceedings

As of December 31, 2022, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2022, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC Division of Enforcement and CFTC Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 6 ("Income Taxes").

(8) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2022 through June 16, 2023, which is the date the financial statements were available to be issued. There have been no subsequent events that have occurred during such period that would require disclosure in the financial statements, or would be required to be recognized in the financial statements as of and for the year ended December 31, 2022.

Exhibit I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached please find audited financial statements of Cboe C2 Exchange, Inc. for the latest fiscal year ending December 31, 2022. Cboe C2 Exchange, Inc. has no consolidated subsidiaries.

Cboe C2 Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2022

(With Independent Auditors' Report Thereon)

Cboe C2 Exchange, Inc.

Table of Contents

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements that involve a number of risks and uncertainties. You can identify these statements by forward-looking words such as “may,” “might,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. All statements that reflect our expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements.

We operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Some factors that could cause actual results to differ include: the loss of our right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations; price competition and consolidation in our industry; decreases in trading or clearing volumes, market data fees or a shift in the mix of products traded on our exchanges; legislative or regulatory changes or changes in tax regimes; our ability to protect our systems and communication networks from security vulnerabilities and breaches; our ability to attract and retain skilled management and other personnel, including compensation inflation; increasing competition by foreign and domestic entities; our dependence on and exposure to risk from third parties; global expansion of operations; factors that impact the quality and integrity of our indices; our ability to manage our growth and strategic acquisitions or alliances effectively; our ability to operate our business without violating the intellectual property rights of others and the costs associated with protecting our intellectual property rights; our ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of our systems; misconduct by those who use our markets or our products; damage to our reputation; the ability of our compliance and risk management methods to effectively monitor and manage our risks; our ability to maintain an investment grade credit rating; long-lived assets, the accuracy of our estimates and expectations; litigation risks and other liabilities.

We do not undertake, and we expressly disclaim, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe C2 Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe C2 Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2022, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 16, 2023

Cboe C2 Exchange, Inc.
Statement of Financial Condition
December 31, 2022
(in thousands, except share and per share amounts)

Assets	
Current assets:	
Accounts receivable	$ 15,868
Receivables from affiliates	29,776
Other assets	2,625
Total current assets	48,269
Deferred income taxes, net	2,743
Notes receivable, net	11,473
Total assets	$ 62,485
Liabilities and Stockholder's Equity	
Current liabilities:	
Accounts payable and accrued liabilities	$ 9,641
Section 31 fees payable	2,608
Payables to affiliates	661
Deferred revenue	1,282
Total current liabilities	14,192
Unrecognized tax benefits	5,094
Stockholder's equity:	
Common stock, $0.01 par value: 1,000 shares authorized and outstanding	—
Additional paid-in capital	48,684
Accumulated deficit	(5,485)
Total stockholder's equity	43,199
Total liabilities and stockholder's equity	$ 62,485

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Income
Year ended December 31, 2022
(in thousands)

Revenues:	
Transaction fees	$ 196,070
Access and capacity fees	28,248
Market data fees	5,380
Regulatory fees	8,111
Total revenues	237,809
Cost of revenues:	
Liquidity payments	143,317
Routing and clearing	7,348
Section 31 fees	4,982
Royalty fees	1,318
Total cost of revenues	156,965
Revenues less cost of revenues	80,844
Operating expenses:	
Compensation and benefits	14,828
Management fee	2,906
Technology support services	2,434
Professional fees and outside services	6,485
Travel and promotional expenses	1,292
Facilities costs	1,749
Total operating expenses	29,694
Operating income	51,150
Non-operating income:	
Interest income	10
Income before income tax provision	51,160
Income tax provision	15,125
Net income	$ 36,035

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Changes in Stockholder’s Equity
Year ended December 31, 2022
(in thousands)

	Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Total stockholder's equity
Balance at January 1, 2022	$ —	$ 48,684	$ 8,480	$ 57,164
Distribution to Parent	—	—	(50,000)	(50,000)
Net income	—	—	36,035	36,035
Balance at December 31, 2022	$ —	$ 48,684	$ (5,485)	$ 43,199

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2022
(in thousands)

Cash flows from operating activities:		
Net income	$	36,035
Adjustments to reconcile net income to net cash from operating activities:		
Deferred income tax benefit		(181)
Changes in assets and liabilities:		
Accounts receivable		(2,255)
Receivables from affiliates		16,994
Other assets		(2,138)
Notes receivable		(4,304)
Accounts payable and accrued liabilities		1,812
Section 31 fees payable		2,123
Payables to affiliates		465
Deferred revenue		(369)
Unrecognized tax benefits		1,818
Net cash from operating activities		50,000
Cash flows used in financing activities:		
Distribution to Parent		(50,000)
Net cash used in financing activities		(50,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	10,926

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe C2 Exchange, Inc. (“the Company” or “C2”), a wholly-owned subsidiary of Cboe Global Markets, Inc. (“the Parent”), is a market for the trading of exclusive options on various market indices (“index options”), as well as on non-exclusive “multi-listed” options, such as options on the stocks of individual corporations (“equity options”) and options on other exchange-traded products (“ETP options”), such as exchange-traded funds (“ETF options”), exchange-traded notes (“ETN options”), and certain other index options. The Company also provides market data products to its member firms. The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company, as disclosed. See Note 4 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company’s operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent’s cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits. The Parent’s management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Management believes that it transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore, concentrations of credit risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from OPRA and fees charged to customers for proprietary market data. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. The performance obligations for both types of market data are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes paid to Consolidated Audit Trail, LLC to fund the implementation and operation of the consolidated audit trail ("CAT"). CAT involves the creation of an audit trail that is required by SEA Rule 613, and it strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. Consolidated Audit Trail, LLC is a national market system plan that was created by self-regulatory organizations that include the Company, the other U.S. national securities exchanges, and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

The funding of the CAT's implementation and operations is ultimately expected to be provided by Plan Participants and by broker-dealers (who are referred to as "Industry Members"). However, until a funding model is established, the funding to date has solely been provided by the Plan Participants

(in thousands, unless otherwise noted)

in exchange for promissory notes. Until the SEC approves a funding model that shares the cost of the CAT between the Plan Participants and Industry Members, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. A portion of the promissory notes is expected to be repaid to the Plan Participants by Consolidated Audit Trail, LLC once proposed plan amendments and related fee filings associated with a funding model are effective and associated Industry Members fees are collected by the Consolidated Audit Trail, LLC pursuant to the CAT funding model. In addition to assessing these CAT fees to Industry Members to cover a portion of the CAT historical costs funded to date by the Plan Participants' promissory notes, the proposed CAT funding model also provides a framework for ongoing costs to be funded by Consolidated Audit Trail, LLC assessing CAT fees to both Plan Participants and Industry Members. Once these ongoing CAT fees become effective through fee filings submitted by the Plan Participants, it is anticipated there will no longer be any promissory notes provided by the Plan Participants to Consolidated Audit Trail, LLC.

Until the fees for historical CAT costs that are associated with the promissory notes are collected from Industry Members and remitted by Consolidated Audit Trail, LLC to the Plan Participants, the Plan Participants may continue to incur additional significant costs, including additional promissory notes to fund CAT. The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on various potential outcomes under the proposed funding models pending with the SEC. As of December 31, 2022, the notes receivable, net balance was $11.5 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2022.

	Balance at December 31, 2021	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2022
Allowance for notes receivable credit losses	$ 3,804	$ —	$ —	$ —	$ 3,804

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

(in thousands, unless otherwise noted)

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2022:

Compensation and benefits	$	14,828
Management fee		2,906
Technology support services		2,392
Professional fees and outside services		1,800
Travel and promotional expenses		1,292
Facilities costs		1,643
	$	24,861

(5) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2022:

Accounts payable	$	8,755
Accrued liabilities		886
	$	9,641

(6) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2022:

	Balance at December 31, 2021	Cash Additions	Revenue Recognition	Balance at December 31, 2022
Options Regulatory Fee [(1)]	$ 1,651	$ —	$ (369)	$ 1,282
Total deferred revenue	$ 1,651	$ —	$ (369)	$ 1,282

(1) The Company assesses an ORF to each Trading Permit Holder for all options transactions executed or cleared by the Trading Permit Holder that are cleared by OCC, regardless of the exchange on which the transaction occurs. The fee is collected indirectly from Trading Permit Holders through their clearing firms by OCC on behalf of the Company. Under the Company's rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. The amount in deferred revenue represents the fees collected that are in excess of regulatory expenses.

(in thousands, unless otherwise noted)

(7) Income Taxes

Net deferred tax assets and liabilities consist of the following as of December 31, 2022:

Deferred tax assets:		
Unrecognized tax benefits	$	1,121
Allowance for credit losses		985
Property, plant and equipment, net		648
Investments		16
Subtotal		2,770
Valuation allowance		(16)
Total deferred tax assets	$	2,754
Deferred tax liabilities:		
Accrued compensation		(11)
Total deferred tax liabilities		(11)
Net deferred tax assets	$	2,743

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $16 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2022.

The income tax provision for the year ended December 31, 2022 consists of the following:

Current tax expense:		
Federal	$	9,928
State		5,378
Total current tax expense		15,306
Deferred income tax (benefit) expense:		
Federal		(245)
State		64
Total deferred income tax benefit		(181)
Income tax provision	$	15,125

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2022 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	10,743	21.0%
Increase in income tax resulting from:			
State income taxes		2,641	5.2%
Change in unrecognized tax benefit		1,709	3.3%
Other		32	0.1%
Income tax provision and effective income tax rate	$	15,125	29.6%

(in thousands, unless otherwise noted)

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties, is as follows:

Balance at January 1, 2022	$	3,005
Gross increases on unrecognized tax benefits in current period		1,621
Gross increases on unrecognized tax benefits in prior period		223
Gross decreases on unrecognized tax benefits in prior period		(30)
Balance at December 31, 2022	$	4,819

As of December 31, 2022, the Company had $3.8 million of unrecognized tax benefits, net of federal benefit that, if recognized in the future, would affect the effective income tax rate.

Reductions to unrecognized tax benefits from the lapse of the applicable statutes of limitations and potential audit settlements during the next twelve months are estimated to be approximately $0.2 million.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $0.3 million for the period ended December 31, 2022. Accrued interest and penalties were $0.6 million as of December 31, 2022. The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro rata basis

The Company's open tax years are generally 2019 through 2022. The Company is under income tax examination for federal tax purposes and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Parent petitioned the U.S. Tax Court for a redetermination of IRS notices of deficiency for the Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. These petitions resulted in the establishment of three cases before the U.S. Tax Court. The case applicable to the Company is outlined below in the following paragraph.

Case (8823-18) involves the Company related to tax years 2011 through 2013. The Petition was filed on May 7, 2018, and the Answer was filed on July 13, 2018. The case was originally scheduled for trial starting on March 25, 2019. On January 31, 2019, the U.S. Tax Court granted a motion for a continuation of the trial. An Amended Petition was filed on February 12, 2019, and the Answer to the Amended Petition was filed on April 12, 2019. A protective order was entered on November 6, 2020. On August 16, 2021, the U.S. Tax Court denied a motion to stay proceedings. On August 26, 2022, the IRS filed a motion for partial summary judgment. On February 2, 2023, the U.S. Tax Court issued an order denying the IRS's motion for partial summary judgement. Discovery is ongoing in this case. A trial date has not been established for this case.

The Parent filed a complaint on October 8, 2018 (18-1548T) with the Court of Federal Claims for a refund of the Company's Section 199 claims related to tax years 2008 through 2010. An Amended Complaint was filed on October 26, 2018, and the Answer was filed on March 15, 2019. On May 2, 2019, the parties filed a joint motion to stay the case pending a decision in the second case (8823-18) before the U.S. Tax Court. The Court of Federal Claims granted the joint motion to stay the case on May 2, 2019. The stay remains in effect and joint status reports are filed every six months. The

(in thousands, unless otherwise noted)

last status report was filed on March 22, 2023, and the next status report is due on September 22, 2023.

As a result of the Section 199 Opinion, the Company's Section 199 positions no longer meet the recognition threshold provided by ASC 740-10. Accordingly, in the first quarter of 2022, the Company increased its provision for income taxes in order to fully reserve for the expected aggregate amount of additional liabilities that the Company currently expects would result from these cases if they were all decided against the Company.

(8) Commitments and Contingencies

Legal Proceedings

As of December 31, 2022, the Company was subject to the various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2022, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

Other

As a SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 7 ("Income Taxes").

(9) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2022 through June 16, 2023, the date the financial statements were available to be issued. There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2022.

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers						
Name:		Title:		Appointment Date:		Termination/ Change Position Date:
Arianne Adams		Senior Vice President, Head of Options and Global Client Services		01/07/19		03/23/21 – Change in title
Alexandra Albright		Senior Vice President, Chief Compliance Officer		02/28/17		02/11/19 – Change in title
Kristin Boyd		VP, Derivative Sales		08/16/22		
Carmen Brannan		Vice President, Government Relations		02/08/22		
Kevin Carrai		Vice President, Market Data and Access Services		02/10/15		02/11/19 – Change in title
Cole Chmielewski		Vice President, Operations		02/22/20		

Bo Chung		Senior Vice President, Global Head of Sales & Index Licensing		02/08/22		
Catherine Clay		EVP, Head of Data and Access Solutions		02/13/18		03/23/21 – Change in title
Gary Compton		Vice President, Communications		07/30/18		02/11/19 – Change in title
Jeff Connell		Vice President, Deputy Chief Regulatory Officer		11/02/15		03/01/18 - Change in title
Brent Coonrod		Vice President, Software Engineering		01/07/19		
Gina DeRaimo		Vice President, Derivatives Institute		01/07/20		04/20/21 – Change in title
John Deters		Executive Vice President, Chief Strategy Officer		02/28/17		02/11/19 – Change in title
Laura Dickman		Vice President, Associate General Counsel		02/13/18		03/01/18 - Change in title
James Enstrom		Senior Vice President, Chief Audit Executive		02/28/17		02/11/19 – Change in title
Angelo Evangelou		SVP, Chief Policy Officer		02/11/20		
Stacie Fleming		SVP, Marketing and Communications		02/02/21		
Stephanie Foley		SVP, Chief Human Resources Officer		08/16/22		
Carmen Brannan Frazier		VP, Government Relations		02/08/22		
Todd Furney		Vice President, Chief Risk Officer		02/28/17		
Jennifer Golding		Vice President, Associate General Counsel, Chief Litigation Officer		07/30/18		
Jill Griebenow		Senior Vice President & Chief Accounting Officer		08/15/18		

John Hiatt		Vice President, Product Development		02/11/19		
Rob Hocking		Senior Vice President, Head of Derivatives Strategy		12/17/18		
Gregory Hoogasian		Senior Vice President, Chief Regulatory Officer		02/28/17		
Dave Howson		President		05/12/22		
Adam Inzirillo		SVP, Head of U.S. Equities		10/28/19		
Chris Isaacson		Executive Vice President, COO		02/10/15		01/14/19 – Change in title
Jennifer Lamie		Vice President, Chief Regulatory Advisor		02/13/18		03/01/18 - Change in title
Tim Lipscomb		SVP, Chief technology Officer				
Stephanie Marrin Lara		Vice President, Deputy Chief Regulatory Officer		02/13/18		03/01/18 - Change in title
Andrew Lowenthal		SVP, International Expansion and Business Development		02/28/17		10/30/19 – Change in title
Marc Magrini		Vice President, Administration		02/13/18		
Emily Mitchell		Vice President, Tax		02/11/20		
Anthony Montesano		Vice President, TSD and Membership Services		02/13/18		
Kyle Murray		VP and Associate General Counsel		10/28/19		
Dennis O'Callahan		VP, Multi-Asset Product Development		02/02/21		
Dan Overmyer		Vice President, Options Regulation		12/17/18		
Hemang Patel		VP, Project Management		02/02/21		

Arthur Reinstein	Senior Vice President and Deputy General Counsel	02/28/17	03/01/18 - Change in title
Stephanie Renner	SVP, Finance	08/16/22	
Brian N. Schell	Executive Vice President, Chief Financial Officer, Treasurer	02/10/15	
Curt Schumacher	Vice President, Infrastructure	02/13/18	02/11/19 – Change in title
John Sexton	Executive Vice President, General Counsel & Corporate Secretary	02/28/17	03/01/18 - Change in title
Steven Sinclair	Vice President, Systems Development	02/13/18	
Eileen Smith	Vice President, Data and Analytics	02/13/18	02/11/19 – Change in title
Ed Tilly	CEO	02/28/17	05/12/22 – Change in title
Allen Wilkinson	VP and Controller	02/02/21	
Omarr Woodhouse	VP, Operations	02/02/21	
Troy Yeazel	Senior Vice President, Operations	11/02/15	
Umesh Yerram	VP, Chief Information Security Officer	02/02/21	
Former Officers			
Name:	Title:	Appointment Date:	Termination/ Change Position Date:
Michael Trees	Vice President, Trading System Development	02/13/18	01/03/2020
Mark Hemsley	Senior Vice President	01/07/20	02/28/20
Lawrence Bresnahan	Vice President, Market & Member Regulation	02/13/18	06/26/20

Aaron Weissenfluh		Vice President, Chief Information Security Officer		02/10/15		08/14/20
Carol Kennedy		SVP, Chief Communications Officer		02/11/20		12/31/20
Vivian Yiu		Vice President, FX Chief Operating Officer		11/01/16		02/02/21
Bryan Harkins		Executive Vice President, Head of Markets Division		02/10/15		03/24/21
Jackie Hancock		Vice President, Controller		11/01/18		06/11/21
John Palmer		VP, Business Development		02/02/21		10/26/21
Eric Crampton		Senior Vice President, CTO		05/12/15		01/14/22
Jen Browning		Vice President, Chief Human Resources Officer		07/29/19		01/31/22
Michael Mollet		VP, Head of Futures		10/28/19		03/29/22
Laura Morrison		Senior Vice President, ETP Listings		05/12/15		05/06/22
Brett Johnson		Vice President, Software Engineering		01/07/19		07/08/2022
Brittany Carter		VP, Financial Planning and Analysis		02/02/21		

2. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors						
Name		Classification(s)		Appointment Date:		Termination Date:
Bruce Andrews		Director		02/13/18		
Gilbert Bassett		Director		02/19/23		
Alexander Matturri, Jr.		Director		05/18/21		
Kevin Murphy		Director		02/13/18		
Anada Radhakrishnan		Director		01/01/23		
David Roscoe		Director		10/13/10		
Hillary Sale		Director		12/19/22		
Brian Schell		Director		08/16/22		
Scott Wagner		Director		10/27/16		
Former Directors						
Name:		Title:		Appointment Date:		Termination/Change Position Date:
Jill Sommers		Director		10/26/15		07/18/21
Ed Tilly		Director		02/28/17		08/16/22

3. Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee

- Brian Schell (Chair)
- Bruce Andrews

- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe

<u>Exhibit K</u>

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

Cboe C2 Exchange, Inc. is wholly owned by Cboe Global Markets, Inc. Cboe Global Markets, Inc. is the sole member of Cboe Exchange, Inc., and acquired its interest in Cboe C2 Exchange, Inc. on June 15, 2010. Cboe Global Markets, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

<u>Exhibit M</u>

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
78 North Investments ApS	8/24/2020	8/24/2020	8/24/2020	8/24/2020	NA	NA	Sponsored Participant	Vimmelskaftet 43 3rd Floor Copenhagen Denmark 1161	45 88707858	Proprietary Trading
ABN AMRO Clearing USA LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	5/13/1985	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312-604-8000	Clearing, Transact Business with the Public, Brokerage
ACS Execution Services, LLC	1/15/2016	1/15/2016	1/15/2016	1/15/2016	NA	NA	Member TPH	12 Broad Street 2nd Floor Red Bank, NJ 07701	732-204-8999	Proprietary Trading
Akuna Securities LLC	9/15/2015	NA	NA	8/14/2017	2/2/2012	2/12/2015	Member TPH	333 S Wabash Avenue Suite 2600 Chicago, IL 60604	312-994-4640	Market Maker, Proprietary Trading
Alpha Trading, LP	10/24/2017	10/24/2017	10/24/2017	10/24/2017	NA	NA	Member TPH	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpha Trading, LP	2/22/2019	2/22/2019	2/22/2019	2/22/2019	NA	NA	Sponsored Participant	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	NA	NA	Member TPH	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	6/6/2012	6/6/2012	Member TPH	One Dallas Center 350 N St. Paul, Suite 1300 Dallas, TX 75201	214-765-1055	Clearing, Transact Business with the Public
Archipelago Securities LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	353 N Clark Street Suite 3200 Chicago, IL 60654	312-836-6700	Limited Routing Facility of ICE affiliated Exchanges
ATM Execution LLC dba Cowen Electronic	3/15/2012	3/15/2012	3/21/2012	3/21/2012	NA	NA	Member TPH	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1010	Public Customer Business
Axos Financial LLC	10/15/2009	NA	NA	NA	NA	NA	Member TPH	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6100	Clearing Services
Barclays Capital Inc.	8/18/2008	10/1/2010	5/14/2010	5/14/2010	9/22/2008	10/6/2010	Member TPH	745 7th Avenue New York, NY 10019	212-526-7000	Clearing, Market Maker, Transact Business with the Public, Brokerage, Proprietary Trading
BEC Capital, LLC	11/1/2022	11/1/2022	11/1/2022	11/1/2022	NA	NA	Sponsored Participant	1811 Silverdale Road Wilmington, DE 19808	917-662-5577	
Belvedere Trading LLC	11/1/2011	NA	11/29/2011	10/16/2018	1/3/2005	4/4/2011	Member TPH	10 S Riverside Plaza Suite 2100 Chicago, IL 60606	312-893-3750	Market Maker, Proprietary Trading
BGC Financial, LP	8/17/2009	NA	NA	NA	NA	NA	Member TPH	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7000	Agency
Black Edge Securities LLC	NA	NA	NA	NA	10/16/2020	NA	Member TPH	811 W. Fulton Market Ste. 400 Chicago, IL 60607	608-213-4825	Market Maker
Bluefin Capital Management, LLC	8/3/2009	6/1/2015	NA	NA	NA	NA	Member TPH	3 Park Avenue 37th Floor New York, NY 10016	212-457-9150	Market Maker, Proprietary Trading
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	10/8/2013	11/15/2013	Member TPH	3 Times Square New York, NY 10036	212-885-4000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	1/5/2005	10/15/2010	Member TPH	787 7th Avenue New York, NY 10019	212-841-2000	Clearing, Order Flow Provider, Proprietary Trading, Transact Business with the Public
BNY Mellon Capital Markets, LLC	NA	NA	NA	1/17/2017	NA	NA	Member TPH	101 Barclay Street New York, NY 10286	212-815-4972	Market Maker
Boerboel Capital LLC	11/17/2017	8/27/2019	8/27/2019	8/27/2019	2/1/2017	NA	Member TPH	300 N LaSalle Street Suite 2060 Chicago, IL 60654	708-967-6843	Market Maker
Boerboel Capital LLC	1/30/2019	1/30/2019	1/30/2019	1/30/2019	NA	NA	Sponsored Participant	300 N LaSalle Street Suite 2060 Chicago, IL 60654	708-967-6843	Market Maker
Boerboel Trading LP	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
Boerboel Trading LP	5/25/2021	5/25/2021	5/25/2021	5/25/2021	NA	NA	Sponsored Participant	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
BofA Securities, Inc.	9/19/2018	9/19/2018	9/19/2018	9/19/2018	5/13/2019	5/13/2019	Member TPH	One Bryant Park New York, NY 10036	201-671-5685	Clearing Services, Firm Proprietary Trading, Public Customer Business
BOLT-X LLC	8/18/2008	10/1/2010	5/25/2010	5/27/2010	1/2/2008	NA	Member TPH	350 N Orleans Street Suite 2N Chicago, IL 60654	312-244-5400	Order Flow Provider, Transact Business with the Public, Brokerage
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	2/10/2022	NA	Member TPH	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2200	Market Maker
C&C Trading LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	71 Arch Street 1st Floor Greenwich, CT 06830	212-706-1227	Proprietary Trading
Canaccord Genuity LLC	10/1/2013	10/1/2013	6/10/2010	6/10/2010	NA	NA	Member TPH	535 Madison Avenue New York, NY 10022	212-389-8000	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary Trading
Cantor Fitzgerald & Co.	NA	2/13/2015	5/25/2010	5/27/2010	NA	NA	Member TPH	110 E 59th Street 4th Floor New York, NY 10022	212-938-5000	Agency, Institutional Trading
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	NA	NA	Member TPH	1700 Pacific Avenue Suite 1100 Dallas, TX 75201	214-720-0055	Agency
Cardinal Capital Management, LLC	1/24/2019	NA	NA	NA	10/1/2007	NA	Member TPH	141 W Jackson Boulevard Suite 2200A Chicago, IL 60604	312-477-8400	Market Maker/Proprietary
Casey Securities LLC	NA	NA	NA	11/11/2021	8/3/2020	NA	Member TPH	One Montgomery Street 2nd Floor San Francisco, CA 94104	415-954-5590	Electronic Execution, Transact Business with the Public
Cboe Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	7/26/2019	4/18/2018	Member TPH	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of Cboe affiliated Exchanges
CF Global Trading, LLC	10/23/2008	1/3/2011	NA	NA	NA	NA	Member TPH	60 E 42nd Street Suite 1455 New York, NY 10165	212-888-4711	Market Maker
Charles Schwab & Co., Inc.	NA	NA	NA	4/3/2017	NA	NA	Member TPH	211 Main Street San Francisco, CA 94105	415-636-7000	Clearing, Transact Business with the Public
Chimera Securities, LLC	11/1/2022	NA	NA	11/1/2022	NA	NA	Sponsored Participant	27 Union Square West 4th Floor New York, NY 10003	646-597-6146	Proprietary Trading
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	2/14/1973	NA	Member TPH	425 Lexington Avenue New York, NY 10017	212-856-4000	Clearing, Transact Business with the Public
Citadel Securities LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	4/17/2002	10/7/2010	Member TPH	131 S Dearborn Street 32nd Floor Chicago, IL 60603	312-395-2100	Market Maker, Order Flow Provider, Brokerage
Citigroup Global Markets Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	5/2/2011	6/3/2019	Member TPH	390-388 Greenwich Street New York, NY 10013	212-816-6000	Clearing, Proprietary Trading, Transact Business with the Public

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Clarksons Securities, Inc.	NA	NA	1/15/2015	NA	NA	NA	Member TPH	280 Park Avenue 21st Floor New York, NY 10017	212-317-7080	Public Customer Business
Clear Street LLC	3/21/2023	3/21/2023	3/21/2023	3/21/2023	NA	NA	Sponsored Participant	55 Broadway Suite 2102 New York, NY 10006	646-738-4068	Public Customer Business, Clearing, Proprietary Trading
Clear Street Markets, LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	6/6/2012	3/22/2019	Member TPH	55 Broadway Suite 2102 New York, NY 10006	646-738-4066	Market Maker, Proprietary Trading
Clear Street, LLC	3/18/2019	8/14/2019	8/14/2019	8/14/2019	NA	NA	Member TPH	55 Broadway Suite 2102 New York, NY 10006	646-738-4068	Public Customer Business, Clearing, Proprietary Trading
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	NA	NA	Member TPH	17 State Street 38h Floor New York, NY 10004	212-531-8500	Public Customer Business
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	NA	NA	Sponsored Participant	500 W Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CODA Markets, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	2624 Patriot Boulevard Glenview, IL 60026	224-521-2700	ATS
Cognitive Capital, LLC	NA	NA	NA	NA	5/13/2004	NA	Member TPH	141 W Jackson Boulevard Suite 1620 Chicago, IL 60604	312-431-0400	Proprietary Trading
Comhar Capital Markets, LLC	2/27/2017	12/13/2019	12/13/2019	3/6/2023	NA	NA	Member TPH	311 S Wacker Drive Suite 2280A Chicago, IL 60606	872-205-0190	Proprietary Trading
Consolidated Trading, LLC	NA	NA	NA	NA	1/2/2002	NA	Member TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
Cowen and Company, LLC	8/18/2008	10/7/2010	5/14/2010	5/14/2010	NA	NA	Member TPH	599 Lexington Avenue 20th Floor New York, NY 10022	646-562-1010	Market Maker
Credit Suisse Securities (USA) LLC	9/3/2008	10/1/2010	5/25/2010	5/27/2010	8/14/1981	10/8/2010	Member TPH	11 Madison Avenue New York, NY 10010	212-325-2000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
CTC, LLC	3/15/2018	NA	NA	NA	3/25/1998	3/3/2011	Member TPH	440 S LaSalle Street 4th Floor Chicago, IL 60605	312-863-8000	Market Maker
Cutler Group LLC	4/1/2010	10/6/2010	NA	10/16/2015	4/5/1999	1/18/2023	Member TPH	101 Montgomery Street Suite 700 San Francisco, CA 94104	415-293-3956	Market Maker, Proprietary Trading
Dash Financial Technologies LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	5/19/2000	9/30/2010	Member TPH	311 S Wacker Drive Suite 1000 Chicago, IL 60606	312-986-2006	Clearing, Floor Broker, Order Flow Provider, Transact Business with the Public, Brokerage
Direct Alpha LLC	10/31/2022	10/31/2022	10/31/2022	10/31/2022	NA	NA	Sponsored Participant	533 2nd Street Encinitas, CA 92024	858-947-8650	Proprietary Trading
DriveWealth Institutional LLC	3/30/2022	3/30/2022	3/30/2022	3/30/2022	NA	NA	Member TPH	15 Exchange Place Suite 1110 Jersey City, NJ 11694	201-207-1200	Principal Facilitation/Clearing Services
DRW Commodities LLC	8/6/2020	8/6/2020	8/6/2020	8/6/2020	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Proprietary Trading
DRW Europe B.V.	12/14/2020	12/14/2020	12/14/2020	12/14/2020	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	44-207-031-1369	Proprietary Trading
DRW Execution Services, LLC	11/19/2019	11/19/2019	11/19/2019	11/19/2019	NA	NA	Member TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1090	Proprietary Trading
DRW Global Markets Ltd.	2/22/2019	2/22/2019	4/8/2019	4/8/2019	NA	NA	Sponsored Participant	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Global Markets Ltd.	12/2/2019	12/2/2019	12/2/2019	12/2/2019	NA	NA	Sponsored Participant	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Investments, LLC	2/18/2021	NA	NA	NA	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1223	Proprietary Trading
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	11/23/1998	1/22/2016	Member TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Market Maker, Proprietary Trading
DRW Singapore Ltd.	10/4/2021	NA	NA	10/4/2021	NA	NA	Sponsored Participant	8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960	312-542-1005	Proprietary Trading
DRW Singapore Ltd.	11/19/2018	NA	NA	11/19/2018	NA	NA	Sponsored Participant	8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960	312-542-1005	Proprietary Trading
DV Equities, LLC	NA	NA	NA	NA	8/30/2021	NA	Member TPH	216 W. Jackson Blvd. - 3rd Floor; Chicago, IL 60606	312-837-0649	Market Maker, Proprietary Trading
Dynamic Technology Lab Pte. Ltd.	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	07-00, 178 Clemenceau Avenue Singapore 239926	656-610-4693	Proprietary Trading
E*TRADE Securities LLC	NA	NA	NA	6/10/2010	NA	NA	Member TPH	11 Times Square 32nd Floor New York, NY 10036	646-521-4300	Public Customer Business
Electronic Transaction Clearing, Inc.	10/23/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	660 S Figueroa Street Los Angeles, CA 90017	949-533-1885	Market Maker
Electronic Transaction Clearing, Inc.	5/7/2021	5/7/2021	5/7/2021	5/7/2021	NA	NA	Sponsored Participant	660 S Figueroa Street Los Angeles, CA 90017	949-533-1885	Market Maker
Elequin Securities LLC	12/28/2021	NA	NA	NA	12/27/2021	NA	Member TPH	1359 Broadway New York, NY 10018	646-475-6430	Proprietary Trading
Evercore Group LLC	NA	NA	5/10/2017	NA	NA	NA	Member TPH	55 E 52nd Street New York, NY 10055	212-857-3100	Public Customer Business
Flow Traders U.S. Institutional Trading LLC	NA	NA	6/1/2016	NA	NA	NA	Member TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Riskless Principal
Flow Traders U.S. LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	NA	NA	Member TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
Flow Traders U.S. LLC	NA	NA	NA	10/12/2022	NA	NA	Sponsored Participant	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
FR Trading LLC	NA	NA	NA	NA	6/1/2023	NA	Member TPH	225 Liberty Street, 30th Floor New York, NY 10281	212-393-1420	Market Maker, Proprietary Trading
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	NA	NA	Member TPH	175 W Jackson Boulevard Suite 1700 Chicago, IL 60604	312-362-0404	Market Maker
Gelber Securities, LLC	NA	NA	NA	NA	3/19/2021	NA	Member TPH	350 N. Orleans Suite 7N Chicago, IL 60654	312-408-6659	Market Maker, Proprietary Trading
Geneva Stock, LLC	NA	NA	NA	NA	4/6/2001	NA	Member TPH	440 S LaSalle Street Suite 1711 Chicago, IL 60605	312-362-4404	Market Maker
Global Execution Brokers, LP	2/1/2010	10/5/2010	12/1/2015	10/15/2015	12/23/2003	9/24/2010	Member TPH	401 City Avenue Bala Cynwyd, PA 19004	610-617-2600	Floor Broker, Transact Business with the Public, Brokerage

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Goldman Sachs & Co. LLC	10/23/2008	10/12/2010	5/14/2010	5/14/2010	2/21/1973	10/8/2010	Member TPH	200 West Street New York, NY 10282	212-902-1000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Gordon, Haskett Capital Corporation	NA	NA	NA	5/2/2016	NA	NA	Member TPH	441 Lexington Avenue 10th Floor New York, NY 10017	212-883-0600	Agency, Institutional Trading
Green Pier Fintech LLC	NA	NA	NA	8/25/2022	NA	NA	Member TPH	245 Summer Street Boston, MA 02210	617-392-2773	Public Customer Business
Group One Trading, LP	6/2/2015	NA	NA	9/29/2015	11/23/1994	9/11/2020	Member TPH	425 S Financial Place Suite 3400 Chicago, IL 60605	312-347-8864	Market Maker, Proprietary Trading
GTS Securities LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	11/29/2019	2/25/2020	Member TPH	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
GTS Securities LLC	10/25/2022	10/25/2022	10/25/2022	10/25/2022	NA	NA	Sponsored Participant	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
HAP Trading LLC	10/1/2009	11/15/2010	NA	6/2/2010	3/16/2001	NA	Member TPH	395 Hudson Street Suite 701 New York, NY 10014	212-380-5100	Market Maker, Proprietary Trading
HAP Trading LLC	1/8/2020	1/8/2020	1/8/2020	1/8/2020	NA	NA	Sponsored Participant	395 Hudson Street Suite 701 New York, NY 10014	212-380-5100	Proprietary Trading
Headlands Technologies LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	155 N. Wacker Drive, Suite 1900 Chicago, IL 60606	312-601-8649	Proprietary Trading
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	NA	NA	Sponsored Participant	141 W Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary Trading
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	NA	NA	Sponsored Participant	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary Trading
HRT Financial LP	2/1/2010	10/1/2010	5/18/2010	5/18/2010	1/24/2011	1/24/2011	Member TPH	3 World Trade Center 175 Greenwich Street, 76th Floor New York, NY 10007	212-293-1444	Proprietary Trading
HSBC Securities (USA) Inc.	4/3/2017	4/3/2017	4/3/2017	4/3/2017	11/21/2005	NA	Member TPH	452 Fifth Avenue New York, NY 10018	224-880-7116	Clearing, Transact Business with the Public
IBKR Securities Services LLC	NA	NA	NA	NA	12/27/1996	12/15/2010	Member TPH	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5800	Clearing, Market Maker
IEX Services LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	NA	NA	Member TPH	4 World Trade Center 44th Floor New York, NY 10007	646-343-2000	Limited Routing Facility of IEX affiliated Exchanges
IMC-Chicago LLC dba IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	7/5/2000	9/24/2010	Member TPH	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC-Chicago LLC dba IMC Financial Markets	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
Industrial and Commercial Bank of China Financial Services LLC	5/15/2014	5/15/2014	NA	NA	NA	NA	Member TPH	1633 Broadway 28th Floor New York, NY 10019	212-993-7300	Clearing Services
Instinet LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	12/29/2009	10/6/2010	Member TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-310-9500	Clearing, Transact Business with the Public, Brokerage
Interactive Brokers Corp.	NA	NA	NA	NA	4/21/2009	10/6/2010	Member TPH	8 Greenwich Office Park Greenwich, CT 06831	203-618-5700	Floor Broker, Brokerage
Interactive Brokers LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5710	Full Service
J.P. Morgan Securities LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	10/29/1985	11/18/2010	Member TPH	383 Madison Avenue New York, NY 10179	212-272-2000	Clearing, Transact Business with the Public
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	9/4/2012	1/2/2019	Member TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker, Proprietary Trading
Jane Street Execution Services LLC	1/24/2019	1/24/2019	1/24/2019	1/24/2019	NA	NA	Member TPH	250 Vesey Street 6th Floor New York, NY 10281	646-759-6381	Proprietary Trading
Jane Street Options, LLC	4/15/2016	12/13/2022	12/13/2022	11/9/2018	5/2/2005	1/2/2019	Member TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	NA	NA	Sponsored Participant	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service
Jefferies LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	7/9/2012	7/18/2012	Member TPH	520 Madison Avenue New York, NY 10022	212-284-2300	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
JNK Securities Corp.	11/17/2008	11/15/2010	NA	NA	NA	NA	Member TPH	140 E 45th Street 27th Floor New York, NY 10017	212-885-6300	Agency
Jump Execution, LLC	6/27/2022	6/27/2022	6/27/2022	6/27/2022	NA	NA	Member TPH	600 W Chicago Avenue Suite 600 Chicago, IL 60654	312-205-8327	Market Maker, Proprietary Trading, Agency Execution
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	4/2/2012	NA	Member TPH	600 W Chicago Avenue Suite 825 Chicago, IL 60654	312-205-8900	Market Maker, Proprietary Trading
Keefe, Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	NA	NA	Member TPH	787 7th Avenue New York, NY 10019	212-887-7777	Agency
Lakeshore Securities, LP	NA	NA	NA	NA	1/24/1983	NA	Member TPH	401 S LaSalle Street Suite 1000 Chicago, IL 60605	312-663-1307	Clearing, Floor Broker, Market Maker, Transact Business with the Public
Lamberson Capital LLC	NA	NA	NA	NA	3/23/2016	NA	Member TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
Lampost Capital LC	NA	NA	NA	1/19/2021	NA	NA	Member TPH	1900 Glades Road Suite 205 Boca Raton, FL 33431	561-883-0454	Wholesale Execution
Latour Trading LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	4/8/2011	NA	Member TPH	377 Broadway 10th Floor New York, NY 10013	917-388-8000	Proprietary Trading
Lightspeed Financial Services Group LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1001 Avenue of the Americas 16th Floor New York, NY 10018	212-824-5000	Transact Business with the Public
Lime Trading Corp.	8/18/2020	8/18/2020	8/18/2020	8/18/2020	NA	NA	Member TPH	1 Penn Plaza, 16th Floor New York, NY 10119	310-947-9044	Public Customer Business
Macquarie Capital (USA) Inc.	12/1/2009	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	125 W 55th Street Level 22 New York, NY 10019	212-231-1000	Agency
Marathon Trading Group LLC	2/13/2015	NA	NA	NA	1/30/2013	NA	Member TPH	100 Matsonford Road Building 2, Suite 107 Wayne, PA 19087	610-254-4890	Market Maker, Proprietary Trading
Marex Capital Markets Inc.	NA	NA	NA	NA	3/1/2019	6/7/2019	Member TPH	140 E. 45th Street 10th Floor New York, NY 10017	212-618-2800	Clearing, Public Customer Business
Matrix Executions, LLC	8/18/2008	11/15/2010	NA	11/12/2015	2/1/2008	10/26/2010	Member TPH	601 S LaSalle Street Suite 300 Chicago, IL 60605	312-334-8000	Transact Business with the Public, Brokerage

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Maven Global Markets Trading LLP	NA	NA	NA	NA	7/18/2022	NA	Member TPH	353 N. Clark St., Suite 1750 Chicago, IL 60654	44 777 615 1645	Market Maker
MBX Clearing LLC	NA	NA	NA	NA	8/15/2022	NA	Member TPH	38955 Hills Tech Drive Farmington Hills, MI 48331	248-987-7427	Proprietary Trading
MD Vanilla B.V. dba Maverick Derivatives	NA	NA	NA	NA	9/1/2022	NA	Member TPH	Strawinskylann 377 Amsterdam, 1077XX Netherlands	31 20 238 4192	Proprietary Trading
Merrill Lynch Professional Clearing Corp.	8/18/2008	10/5/2010	5/14/2010	5/14/2010	4/8/1985	9/24/2010	Member TPH	One Bryant Park, 6th Floor NY1-100-06-01 New York, NY 10036	646-743-1295	Clearing, Brokerage, Transact Business with the Public
Merrill Lynch, Pierce, Fenner & Smith Incorporated	8/18/2008	10/4/2010	5/14/2010	5/14/2010	4/25/1973	NA	Member TPH	One Bryant Park New York, NY 10036	800-637-7455	Clearing, Transact Business with the Public, Brokerage, Market Maker, Proprietary Trading
Mirae Asset Securities (USA) Inc.	10/12/2022	NA	NA	NA	NA	NA	Member TPH	810 7th Avenue New York, NY 10019	646-968-2035	Market Maker, Public Customer Business, Clearing Services, Proprietary Trading
Mizuho Securities USA, LLC	6/1/2010	1/3/2011	NA	NA	NA	NA	Member TPH	320 Park Avenue 12th Floor New York, NY 10022	212-209-9300	Agency
Morgan Stanley & Co. LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	8/20/1980	9/24/2010	Member TPH	1585 Broadway New York, NY 10036	212-761-4000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Nasdaq Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5100	Limited Routing Facility of Nasdaq affiliated Exchanges
National Bank of Canada Financial Inc.	2/18/2022	2/18/2022	NA	NA	NA	NA	Member TPH	The Park Tower 65 E. 55th Street, 8th Floor New York, NY 10022	212-546-7663	Proprietary Trading
National Financial Services LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	10/8/1987	4/16/2012	Member TPH	200 Seaport Boulevard Boston, MA 02210	617-563-7000	Clearing, Floor Broker, Transact Business with the Public
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	NA	NA	Member TPH	445 Park Avenue New York, NY 10022	212-371-8300	Market Maker
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	9/1/2009	11/16/2010	Member TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-667-9000	Clearing, Transact Business with the Public, Proprietary Trading
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	9/27/2017	NA	Member TPH	314 W Superior Suite 200 Chicago, IL 60654	312-260-3031	Market Maker
Old Mission Markets LLC	NA	NA	12/13/2019	NA	4/25/2023	NA	Member TPH	1 N Dearborn Street 8th Floor Chicago, IL 60602	312-260-3044	Electronic Execution, Transact Business with the Public
Oppenheimer & Co. Inc.	NA	NA	NA	NA	5/17/1973	NA	Member TPH	85 Broad Street 22nd, 24th Floors New York, NY 10004	212-668-8000	Clearing, Transact Business with the Public
Optiver US, LLC	6/15/2009	NA	NA	5/30/2018	6/1/2005	9/24/2010	Member TPH	130 E Randolph Street 14th Floor Chicago, IL 60601	312-821-9500	Market Maker
Oscar Gruss & Son Incorporated	8/7/2017	NA	NA	NA	NA	NA	Member TPH	430 Park Avenue 6th Floor New York, NY 10022	212-419-4000	Agency
PEAK6 Capital Management LLC	8/1/2014	NA	NA	2/1/2016	12/2/1997	NA	Member TPH	141 W Jackson Boulevard Suite 500 Chicago, IL 60604	312-444-8000	Proprietary Trading
Pershing LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	2/21/1973	9/28/2010	Member TPH	One Pershing Plaza Jersey City, NJ 07399	201-413-2000	Clearing, Transact Business with the Public
Phillip Capital Inc.	NA	NA	NA	11/27/2017	NA	NA	Member TPH	141 W Jackson Boulevard Suite 3050 Chicago, IL 60604	312-356-9001	Clearing Services
Pictet Overseas Inc.	6/1/2015	6/1/2015	5/26/2010	5/27/2010	NA	NA	Member TPH	1000 de la Gauchetiere West Suite 3100 Montreal, Quebec H3B 4W5	514-288-8161	Agency
Piper Sandler & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	NA	NA	Member TPH	800 Nicollet Mall Minneapolis, MN 55402	612-303-6000	Market Maker
Prime Capital Markets LLC	NA	NA	NA	NA	4/15/2021	NA	Member TPH	111 W Jackson Boulevard Suite 1310 Chicago, IL 60604	312-986-7430	Proprietary Trading
Puma Capital, LLC	NA	NA	6/15/2016	6/15/2016	NA	NA	Member TPH	287 Bowman Avenue 3rd Floor Purchase, NY 10577	212-269-4100	Market Maker, Proprietary Trading
Pundion LLC	2/27/2017	2/27/2017	2/27/2017	2/27/2017	NA	NA	Member TPH	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
Pundion LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
QTrade Capital Partners LLC	7/12/2022	7/12/2022	7/12/2022	7/12/2022	NA	NA	Sponsored Participant	240 North Avenue West, Suite 301 Westfield, NJ 07090	908-232-5692	Proprietary Trading
Quantbot Technologies LP	3/27/2018	3/27/2018	3/27/2018	3/27/2018	NA	NA	Sponsored Participant	369 Lexington Avenue New York, NY 10017	212-622-6510	Proprietary Trading
Quantlab Brokerage, LLC	12/9/2019	12/9/2019	12/9/2019	12/9/2019	NA	NA	Member TPH	3 Greenway Plaza Suite 200 Houston, TX 77046	713-333-3704	Public Customer Business
Qube Research & Technologies Limited	7/8/2022	7/8/2022	12/13/2022	12/13/2022	NA	NA	Sponsored Participant	21 Palmer Street 7th Floor London SW1H 0AD	44-20-7072-2960	
Radix Trading LLC	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	353 N Clark Street Suite 3200 Chicago, IL 60654	773-377-8080	Research Firm
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	11/24/1993	10/19/2010	Member TPH	3 World Financial Center 200 Vesey Street New York, NY 10281	212-858-7000	Clearing, Proprietary Trading, Transact Business with the Public
RFA Securities LLC					9/1/2022		Member TPH	2929 Walnut Street, 8th Floor Philadelphia, PA 19104	212-634-9365	Floor Broker
Robert W. Baird & Co. Incorporated	10/23/2008	1/3/2011	NA	NA	NA	NA	Member TPH	777 E Wisconsin Avenue Milwaukee, WI 53202	414-765-3500	Market Maker
Rosenblatt Securities Inc.	8/18/2008	NA	NA	NA	NA	NA	Member TPH	40 Wall Street 59th Floor New York, NY 10005	212-607-3100	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	NA	NA	Member TPH	888 San Clemente Suite 400 Newport Beach, CA 92660	949-720-5700	Market Maker
RQD* Clearing, LLC	6/15/2011	NA	NA	10/1/2015	4/12/2005	9/24/2010	Member TPH	111 W Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5000	Clearing, Brokerage
Safra Securities LLC	NA	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	546 5th Avenue New York, NY 10036	212-704-5500	Market Maker
SageTrader, LLC	3/1/2016	6/5/2017	6/5/2017	6/1/2016	NA	NA	Member TPH	340 Pine Street Suite 501 San Francisco, CA 94104	415-293-3894	Public Customer Business
SAL Equity Trading, GP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-3000	Agency, Institutional Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Sanford C. Bernstein & Co, LLC	9/10/2008	10/21/2010	5/26/2010	5/27/2010	8/13/2013	NA	Member TPH	1345 Avenue of the Americas New York, NY 10105	212-969-1000	Clearing, Proprietary Trading, Transact Business with the Public
Scientech Master Fund, Ltd.	4/21/2021	4/21/2021	4/21/2021	4/21/2021	NA	NA	Sponsored Participant	101 Hudson Street Suite 2177 Jersey City, NJ 07302	201-253-5141	Proprietary Trading
Scotia Capital (USA) Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	250 Vesey Street New York, NY 10281	212-225-6500	Institutional Trading
Sea Otter Securities Group LLC	10/9/2018	10/9/2018	NA	10/9/2018	NA	NA	Sponsored Participant	107 Grand Street 7th Floor New York, NY 10013	646-762-9972	Proprietary Trading
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	4/23/2004	1/2/2015	Member TPH	245 Park Avenue New York, NY 10167	212-278-6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Simplex Trading, LLC	3/16/2015	NA	NA	4/13/2017	8/12/2010	3/1/2017	Member TPH	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
Simplex Trading, LLC	9/26/2022	7/12/2022	9/26/2022	9/26/2022	NA	NA	Sponsored Participant	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
SMBC Nikko Securities America, Inc.	8/7/2017	8/7/2017	8/7/2017	8/7/2017	NA	NA	Member TPH	277 Park Avenue 5th Floor New York, NY 10172	212-224-5039	Institutional Trading
SogoTrade, Inc.	NA	NA	NA	6/19/2017	NA	NA	Member TPH	11 Broadway Suite 514 New York, NY 10004	646-885-6486	Public Customer Business
SpeedTrader Inc.	NA	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	1717 Route 6 Suite 102 Carmel, NY 10512	800-874-3039	Agency
Squarepoint Ops LLC	6/12/2020	6/12/2020	6/12/2020	6/12/2020	NA	NA	Sponsored Participant	250 W 55th Street 32nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
Squarepoint Ops LLC	1/23/2023	1/23/2023	1/23/2023	1/23/2023	NA	NA	Sponsored Participant	250 W 55th Street 32nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
SRT Securities LLC	NA	5/18/2020	NA	NA	10/27/1995	NA	Member TPH	666 5th Avenue 14th Floor New York, NY 10103	212-841-4567	Floor Broker, Transact Business with the Public, Brokerage
Stifel, Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	NA	NA	Member TPH	501 N Broadway St. Louis, MO 63102	314-342-2000	Agency
Sumo Capital, LLC	NA	NA	NA	NA	3/3/2008	NA	Member TPH	440 S LaSalle Street Suite 2101 Chicago, IL 60605	312-324-0326	Market Maker, Proprietary Trading
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	800-825-9550	Agency, Institutional Trading
Susquehanna Investment Group	NA	NA	NA	NA	5/1/1987	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker
Susquehanna Securities, LLC	10/15/2014	10/15/2014	10/15/2014	10/15/2014	4/4/1994	9/24/2010	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker, Proprietary Trading
SVB Securities LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1 Federal Street 37th Floor Boston, MA 02110	617-918-4900	Agency
TD Ameritrade Clearing, Inc.	NA	NA	NA	5/27/2010	NA	NA	Member TPH	200 S 108th Avenue Omaha, NE 68154	800-669-3900	Public Customer Business, Clearing Services
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	NA	NA	Member TPH	555 5th Avenue 7th Floor New York, NY 10017	212-973-9700	Public Customer Business
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary Trading
Themis Trading LLC	8/18/2008	10/1/2010	NA	NA	NA	NA	Member TPH	10 Town Square Suite 100 Chatham, NJ 07928	973-665-9600	Agency
TJM Investments, LLC	NA	NA	NA	NA	3/11/2013	NA	Member TPH	318 W Adams Street 9th Floor Chicago, IL 60606	312-432-5100	Floor Broker, Transact Business with the Public
TOR Brokerage LLC	8/23/2021	8/23/2021	8/23/2021	8/23/2021	NA	NA	Member TPH	9019 Old River Road North Bergen, NJ 07047	201-941-0002	ATS
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6400	Proprietary Trading
TradePro Securities Inc.	2/19/2020	2/19/2020	2/19/2020	2/19/2020	NA	NA	Member TPH	2307 Douglas Road, Suite 301 Miami, FL 33145	631-804-0396	Public Customer Business
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	NA	NA	Member TPH	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7900	Market Maker
TradeUp Securities Inc.	NA	NA	NA	2/6/2023	NA	NA	Member TPH	101 Eisenhower Parkway Roseland, NJ 07068	973-228-9871	Trading and execution for clients
TradeZero America Inc.	NA	NA	NA	9/14/2021	NA	NA	Member TPH	68 34th Street, #B513 Brooklyn, NY 11232	718-7409-4925	Public Customer Business
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary Trading
TRC Markets LLC	4/13/2017	4/13/2017	4/13/2017	4/13/2017	11/16/2022	NA	Member TPH	710 Johnnie Dodds Boulevard Suite 300 Mt. Pleasant, SC 29464	917-388-8644	Agency; Electronic Execution, Transact Business with the Public
Tudor, Pickering, Holt & Co. Securities LLC	8/18/2008	10/17/2011	NA	NA	NA	NA	Member TPH	1111 Bagby Suite 4900 Houston, TX 77002	713-333-7100	Agency
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary Trading
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	9/15/2017	7/18/2018	Member TPH	100 Avenue of the Americas 19th Floor New York, NY 10013	212-625-5700	Market Maker, Broker
UBS Financial Services Inc.	NA	NA	NA	NA	12/11/1972	NA	Member TPH	1200 Harbor Boulevard Weehawken, NJ 07086	201-352-3000	Clearing, Transact Business with the Public
UBS Securities LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	10/1/1998	10/8/2010	Member TPH	1285 Avenue of the Americas New York, NY 10019	203-719-3000	Clearing, Proprietary Trading, Transact Business with the Public
Ultraviolet Securities LLC	6/17/2019	6/17/2019	6/17/2019	6/17/2019	NA	NA	Sponsored Participant	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading
Ultraviolet Securities LLC	10/24/2019	10/24/2019	10/24/2019	10/24/2019	NA	NA	Sponsored Participant	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Vanaheim Securities, LLC	NA	NA	NA	NA	6/1/2022	NA	Member TPH	425 S Financial Place Suite 3200 Chicago, IL 60605	312-379-0202	Market Maker
Velocity Capital, LLC	NA	NA	NA	NA	11/5/2021	NA	Member TPH	100 Wall Street Suite 502 New York, NY 10005	646-568-2855	Clearing, Proprietary Trading
Velocity Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	10/3/20222	NA	Member TPH	1301 Route 36, Suite 109 Hazlet, NJ 07730	929-489-8845	Clearing, Electronic Execution, Proprietary Trading, Transact Business with the Public
Velox Clearing LLC	9/5/2019	9/5/2019	9/5/2019	9/5/2019	NA	NA	Member TPH	2400 E. Katella Ave Suite 725 Anaheim, CA 92806	949-352-4694	Clearing Services
Verition Fund Management LLC	10/21/2019	10/21/2019	10/21/2019	10/21/2019	NA	NA	Sponsored Participant	1 American Lane Greenwich, CT 06831	203-742-7711	Proprietary Trading
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	NA	NA	Member TPH	7280 W Palmetto Park Road Suite 310 Boca Raton, FL 33433	561-620-0306	Agency
Virtu Americas LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	9/18/2009	3/17/2011	Member TPH	300 Vesey Street New York, NY 10282	646-682--6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Vision Financial Markets LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	12/11/2006	NA	Member TPH	120 Long Ridge Road 3 North Stamford, CT 06902	203-388-2700	Clearing, Transact Business with the Public
Volant Liquidity, LLC	4/15/2011	NA	NA	5/27/2010	2/1/2010	NA	Member TPH	250 Vesey Street Suite 2601 New York, NY 10281	646-804-7900	Market Maker, Order Flow Provider, Brokerage
Wall Street Access	11/3/2008	10/17/2011	5/27/2010	5/27/2010	NA	NA	Member TPH	17 Battery Place 11th Floor New York, NY 10004	212-709-9400	Agency
Walleye Trading LLC	12/1/2008	11/12/2010	NA	4/17/2018	6/1/2006	7/12/2021	Member TPH	2800 Niagara Lane North Plymouth, MN 55447	952-345-6623	Proprietary Trading, Market Maker
Webull Financial LLC	NA	NA	NA	3/1/2021	NA	NA	Member TPH	44 Wall Street, Suite 501 New York, NY 10005	917-725-2408	Public Customer Business
Wedbush Securities Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	2/23/2012	3/8/2012	Member TPH	1000 Wilshire Boulevard Suite 900 Los Angeles, CA 90017	213-688-8090	Clearing
Wells Fargo Clearing Services, LLC	7/1/2016	NA	NA	NA	11/14/2016	NA	Member TPH	One N Jefferson Avenue Mail Code: H0004-050 St. Louis, MO 63103	314-875-3000	Clearing, Transact Business with the Public
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	4/1/2014	4/1/2014	Member TPH	550 S Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	704-410-1913	Clearing, Proprietary Trading
Wolverine Execution Services, LLC	8/18/2008	10/19/2010	5/14/2010	5/14/2010	3/1/2006	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-4000	Clearing, Floor Broker, Transact Business with the Public, Brokerage

Exhibit N

Exhibit Request: Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**

4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

Cboe C2 Exchange, Inc. does not list or trade any "listed equity securities," as such term is defined in Rule 600(b)(34) of Regulation NMS. The only securities listed and traded on Chicago Board Options Exchange, Inc. are "listed options" as such term is defined in Rule 600(b)(35) of Regulation NMS.